As filed with the Securities and Exchange Commission on January 18, 2011

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM F-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

___________________________________

NOVAGOLD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, (604) 669-6227
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc., 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104, (206) 903-5448
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Rick Van Nieuwenhuyse	Christopher J. Barry	Peter C. Kalbfleisch
NovaGold Resources Inc.	Kimberley R. Anderson	Bob Wooder
Suite 2300	Dorsey & Whitney LLP	Blake, Cassels & Graydon LLP
200 Granville Street	701 Fifth Avenue	595 Burrard Street, Suite 2600 Three
Vancouver, BC V6C 1S4	Suite 6100	Bentall Centre
Canada	Seattle, WA 98104 USA	Vancouver, BC V7X 1L3 Canada
(604) 669-6227	(206) 903-8800	(604) 631-3330

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of each class		maximum	maximum
of securities to be	Amount to be	offering price per	aggregate offering	Amount of
registered	registered(1)	unit	price(2)	registration fee
Common Shares	2,474,034	$0.69	$40,166,657	$4,664

___________________

(1)

Represents the maximum number of common shares of the Registrant estimated to be issuable upon consummation of the exchange offer based on 57,272,545, which is the number of common shares of Copper Canyon Resources Ltd. (“Copper Canyon”) outstanding on a fully diluted basis as of September 30, 2010, as publicly disclosed by Copper Canyon. Pursuant to General Instruction IV.G, the number of shares to be registered need not exceed the amount to be offered in the United States as part of the offering.

(2)

The amount of the Registration Fee has been calculated based on the market value of the outstanding common shares of Copper Canyon as of January 10, 2011 of Cdn.$0.695 (US$0.69). Such value is calculated based upon (a) 58,212,545, which is the number of outstanding common shares of Copper Canyon on December 29, 2010 and assumes the issuance of shares pursuant to outstanding commitments and the exercise of all outstanding stock options as publicly disclosed by Copper Canyon for the period ended September 30, 2010, and (b) Cdn.$0.695 (US$0.69), which is the market value per share of Copper Canyon common shares (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of January 10, 2011. For purposes of this calculation, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars on January 10, 2011 is $0.9925).

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

Offer and Circular dated as of January 18, 2011 including the Letter to Copper Canyon Resources Ltd. Shareholders, Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends.

See pages (ii) and (iii) of the Offer and Circular dated as of January 18, 2011.

Item 3. Incorporation of Certain Information by Reference

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Director, Communication and Investor Relations, NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone: (604) 669-6227 or may be obtained electronically at www.sedar.com or www.sec.gov.

Item 4. List of Documents Filed with the Commission.

See “Documents Filed As Part of the Registration Statement” in the Offer and Circular dated as of January 18, 2011.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stockbroker, trust company, manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of this offer and it is an offence to claim otherwise. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence. Inquiries concerning the information in this document should be directed to The Laurel Hill Advisory Group, the Information Agent retained by NovaGold, toll free at 1-877-304-0211 from anywhere in Canada or the United States or collect 416-304-0211 and via email at assistance@laurelhill.com.

January 18, 2011

OFFER TO PURCHASE

all of the outstanding common shares of

COPPER CANYON RESOURCES LTD.

on the basis of 0.0425 of a NovaGold Share
for each common share of Copper Canyon Resources Ltd.

NovaGold Resources Inc. (“NovaGold” or the “Offeror”) hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the “Copper Canyon Shares”) of Copper Canyon Resources Ltd. (“Copper Canyon”) (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any securities of Copper Canyon (other than SRP Rights, as hereinafter defined) that are convertible into or exchangeable or exercisable for Copper Canyon Shares, and together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Copper Canyon described under “Shareholder Rights Plan” in the accompanying Circular.

Each holder of Copper Canyon Shares will receive 0.0425 of a NovaGold Share (as hereinafter defined) for each Copper Canyon Share tendered under the Offer (the “Offered Consideration”) in respect of all of the holder’s Copper Canyon Shares properly deposited under the Offer, subject to adjustments for fractional shares. See Section 1 of the Offer, “The Offer”.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON FEBRUARY 23, 2011, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY NOVAGOLD (THE “EXPIRY TIME”).

The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time, such number of Copper Canyon Shares as constitutes at least 662/3% of the issued and outstanding Copper Canyon Shares at the Expiry Time (calculated on a fully-diluted basis including any Copper Canyon Shares that are issuable upon exercise of Copper Canyon Options, as hereinafter defined). Each of the conditions of the Offer is set forth in Section 2 of the Offer, “Conditions of the Offer”.

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As of the date hereof, NovaGold together with its affiliates beneficially owns, directly or indirectly, a total of 600,000 Copper Canyon Shares. The common shares of NovaGold (the “NovaGold Shares”) are listed on the Toronto Stock Exchange (“TSX”) and NYSE Amex LLC (“NYSE-AMEX”) under the symbol “NG”. The Copper Canyon Shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “CPY”. On December 17, 2010, the last trading day prior to the Offeror’s announcement of its intention to make an offer, the closing price of NovaGold Shares was $14.01 on the TSX and US$14.22 on the NYSE-AMEX and the closing price of Copper Canyon Shares was $0.42 on the TSXV. Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV for the same date. Based on the volume-weighted average price of NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represents a premium of approximately 33.4% over the volume-weighted average price of Copper Canyon Shares on the TSXV for the same period.

For a discussion of risks and uncertainties you should consider in evaluating the Offer and ownership of NovaGold Shares, see Section 6 of the Circular, “Risk Factors Related to the Offer”, as well as the section entitled “Risk Factors” on pages 61 through 72 of NovaGold’s Annual Information Form for the year ended November 30, 2009, incorporated by reference into the Offer and Circular. NovaGold has applied to the TSX and NYSE-AMEX to list the NovaGold Shares to be issued to holders of Copper Canyon Shares (“Copper Canyon Shareholders”) in connection with the Offer.

NOTICE TO COPPER CANYON SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under applicable U.S. - Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

NovaGold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 and other documents and information, and expects to mail this Offer and Circular to Copper Canyon Shareholders concerning the Offer and the proposed combination or acquisition of Copper Canyon. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. COPPER CANYON SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Copper Canyon Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by NovaGold will be available free of charge from NovaGold. You should direct requests for documents to the Director, Communication and Investor Relations, NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 669-6227. To obtain timely delivery, such documents should be requested not later than February 15, 2011, five business days before the Expiry Date.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Copper Canyon Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted

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accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Copper Canyon Shareholders in the United States should be aware that the disposition of their Copper Canyon Shares and the acquisition of NovaGold Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Copper Canyon Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular and “Certain U.S. Federal Income Tax Considerations” in Section 20 of the Circular.

The enforcement by Copper Canyon Shareholders of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that each of NovaGold and Copper Canyon is incorporated under the laws of the Provinces of Nova Scotia and Alberta, respectively, that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of NovaGold and Copper Canyon and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Copper Canyon Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of NovaGold Shares or Copper Canyon Shares, or certain related securities, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories.

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NOTICE TO ALL COPPER CANYON SHAREHOLDERS

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Copper Canyon Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, NovaGold may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Copper Canyon Shareholders in any such jurisdiction.

Copper Canyon Shareholders who wish to accept the Offer and deposit their Copper Canyon Shares must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Copper Canyon Shares and all other required documents, at one of the offices of the Depositary (as hereinafter defined) in accordance with the instructions in the Letter of Transmittal or request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Copper Canyon Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Copper Canyon Shares described in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) accept the Offer where the certificates representing the Copper Canyon Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper) or a manually signed facsimile thereof. Copper Canyon Shareholders whose Copper Canyon Shares are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Copper Canyon Shares. Copper Canyon Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Copper Canyon Shares directly with the Depositary.

NovaGold has engaged Computershare Investor Services Inc. to act as the depositary (the “Depositary”) under the Offer, Laurel Hill Advisory Group to act as the information agent (the “Information Agent”) to provide a resource for information for Copper Canyon Shareholders and TD Securities Inc. to act as dealer manager (the “Dealer Manager”). Questions and requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Manager for the Offer. Contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or Information Agent at its office specified on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com and www.sec.gov.

NOTICE TO HOLDERS OF COPPER CANYON OPTIONS

The Offer is made only for Copper Canyon Shares and is not made for any Copper Canyon Options or other rights to acquire Copper Canyon Shares. Any holder of Copper Canyon Options or other rights to acquire Copper Canyon Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or convert such Copper Canyon Options or other rights in order to obtain certificates representing Copper Canyon Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such Copper Canyon Options or other rights to acquire Copper Canyon Shares will have certificates representing the Copper Canyon Shares received on such exercise, conversion or exchange available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Copper Canyon Options of exercising or not exercising their Copper Canyon Options are not described in the Circular. Holders of Copper Canyon Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or convert or not exercise or not convert their Copper Canyon Options.

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v

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and Circular and the documents incorporated by reference therein contain forward-looking statements and forward-looking information, as defined in applicable securities laws, concerning NovaGold’s plans at the Galore Creek, Donlin Creek, Nome Operations and Ambler projects, production, capital, operating and cash flow estimates and other matters, including matters relating to the Offer and the proposed acquisition of Copper Canyon, the anticipated benefits from the proposed acquisition, the business, operations and financial performance and condition of Copper Canyon and its properties, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses or title disputes. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

Risks relating to the Offer

  NovaGold will not be successful in acquiring 100% of the Copper Canyon Shares;

  that all required third party regulatory and governmental approvals to the Offer will not be obtained on a timely basis or at all;

  that other conditions to the Offer will not be satisfied or waived;

  the trading price of NovaGold Shares and Copper Canyon Shares;

  the possibility of dilution to shareholders of NovaGold as the result of the issuances of common shares pursuant to future equity financings;

  the possibility of dissent rights being exercised under any Compulsory Acquisition (as hereinafter defined) and/or Subsequent Acquisition Transaction (as hereinafter defined);

  that management’s assessment of the effects of the successful completion of the Offer are inaccurate; and

  the volatility of the price of NovaGold’s shares issued under the Offer.

Risks relating to NovaGold’s business

  uncertainty of whether there will ever be production at NovaGold’s mineral exploration and development properties;

  risks related to NovaGold’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

  uncertainty of estimates of capital costs, operating costs, production and economic returns;

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  risks related to the third parties on which NovaGold depends for its exploration and development activities;

  risks related to NovaGold’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;

  credit, liquidity, interest rate and currency risks;

  risks related to governmental regulation and permits, including environmental regulation;

  the risk that permits and governmental approvals necessary to develop and operate mines on NovaGold’s properties will not be available on a timely basis or at all;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of NovaGold’s mineral deposits;

  commodity price fluctuations;

  risks related to NovaGold’s current practice of not using hedging arrangements;

  risks related to market events and general economic conditions;

  uncertainties relating to the assumptions underlying NovaGold’s resource and reserve estimates;

  risks related to the need for reclamation activities on NovaGold’s properties and uncertainty of cost estimates related thereto;

  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

  risks related to the integration of acquisitions into NovaGold’s existing operations;

  uncertainty related to unsettled aboriginal rights and title in British Columbia;

  uncertainty related to title to NovaGold’s mineral properties;

  NovaGold’s history of losses and expectation of future losses;

  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;

  the possibility of an event of default under NovaGold’s unsecured senior convertible notes which may significantly reduce NovaGold’s liquidity and adversely affect NovaGold’s business;

  the significant influence of NovaGold’s major shareholders;

  NovaGold’s need to attract and retain qualified management and technical personnel;

  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

  increased competition in the mining industry;

  uncertainty as to NovaGold’s ability to acquire additional commercially mineable mineral rights;

  uncertainty as to NovaGold’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and

  risks related to the success of U.S. investors bringing actions and enforcing judgments under U.S. securities laws.

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This list is not exhaustive of the factors that may affect any of NovaGold’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Circular and the documents incorporated by reference, including those set out under the heading “Risk Factors” in the Circular and in the documents incorporated by reference herein. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

INFORMATION CONCERNING COPPER CANYON

Except as otherwise indicated, the information concerning Copper Canyon contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Copper Canyon has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Copper Canyon contained herein. Although NovaGold has no knowledge that would indicate that any statements contained herein concerning Copper Canyon taken from or based upon such documents and records are untrue or incomplete, neither NovaGold nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Copper Canyon’s financial statements or Copper Canyon’s mineral resource estimates, or for any failure by Copper Canyon to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to NovaGold.

NovaGold has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Copper Canyon’s publicly available documents or records or whether there has been any failure by Copper Canyon to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in the Offer and Circular refer to Canadian dollars and all references to “US$” in this Offer and Circular refer to United States dollars. NovaGold’s financial statements included herein and incorporated by reference are reported in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Certain of the financial information in NovaGold’s financial statements is reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”) and described in note 18 to NovaGold’s audited consolidated financial statements for the year ended November 30, 2009.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rate for each period indicted and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Nine Months Ended
	August 31		Year Ended November 30
	2010	2009	2009	2008	2007
High	1.0778	1.3000	1.3000	1.2943	1.1853
Low	0.9961	1.0686	1.0292	0.9719	0.9170
Rate at end of period	1.0639	1.0967	1.0574	1.2372	1.0008
Average rate for period	1.0379	1.1871	1.1570	1.0471	1.0861

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On January 13, 2011, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $0.9868.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This Offer and Circular have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in the Offer and Circular and the documents incorporated by reference have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this Offer and Circular may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Copper Canyon Shareholders in the United States should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits contained in or incorporated by reference into this Offer and Circular may not be comparable with information made public by companies that report in accordance with U.S. standards.

See “Preliminary Notes - Glossary and Defined Terms” in NovaGold’s Annual Information Form for the fiscal year ended November 30, 2009, dated February 17, 2010, which is incorporated by reference into the Circular, for a description of certain of the mining terms used in the Offer and Circular and the documents incorporated by reference therein.

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x

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QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions with respect to the Offer that you, as a holder of Copper Canyon Shares, may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. The information contained in these questions and answers is qualified in its entirety by the more detailed descriptions and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Copper Canyon Shares. We have included cross-references in this question and answer section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary below.

Who is offering to buy my Copper Canyon Shares?

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S. and British Columbia, Canada. NovaGold is a Nova Scotia, Canada, corporation and our NovaGold Shares are listed on the TSX and NYSE-AMEX under the symbol “NG”.

See Section 1 of the Circular, “NovaGold”.

What is NovaGold proposing?

We are offering to purchase all of the issued and outstanding Copper Canyon Shares not currently owned by NovaGold or its affiliates, subject to the terms and conditions set forth in the following Offer and Circular.

See Section 1 of the Offer, “The Offer”.

What would I receive in exchange for my Copper Canyon Shares?

For each Copper Canyon Share you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, we are offering 0.0425 of a NovaGold Share.

What are some of the significant conditions of the Offer?

The Offer is subject to several conditions, some of the most important of which are as follows:

  there being validly deposited under the Offer and not withdrawn at the Expiry Time, Copper Canyon Shares representing not less than 662/3% of the total outstanding Copper Canyon Shares (calculated on a fully-diluted basis); and

  the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for additional conditions of the Offer.

Why is NovaGold buying Copper Canyon?

We are making the Offer because we want to acquire control of, and ultimately acquire the entire equity interest in, Copper Canyon to consolidate ownership of the Copper Canyon joint venture. If we complete the Offer but do not then own 100% of the Copper Canyon Shares, we currently intend to acquire any Copper Canyon Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Subsequent Acquisition Transaction or a Compulsory Acquisition. The Offer is not being made for any Copper Canyon Options or other rights to acquire Copper Canyon Shares.

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See Section 3 of the Circular, “Background”, and Section 10 of the Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”.

Why should Copper Canyon Shareholders accept NovaGold’s offer to buy Copper Canyon?

We believe that the Offer will deliver superior value to Copper Canyon Shareholders than Copper Canyon as a stand-alone company because:

  We are offering a significant premium to the market price for Copper Canyon Shares at the time our intention to make an offer was announced.

  Copper Canyon Shareholders will enjoy upside exposure to the Galore Creek project, a large copper- gold-silver project owned equally by NovaGold and Teck Resources Ltd. (“Teck”) and situated adjacent to the Copper Canyon property. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

  Copper Canyon Shareholders who tender to the Offer will gain exposure to NovaGold’s other world- class projects, including Donlin Creek and Ambler.

  We believe that Copper Canyon Shareholders who tender to the Offer will benefit from NovaGold’s greater financial capability and the significantly greater trading liquidity afforded by NovaGold Shares.

  The Offer has been structured as an all-share offer that will allow certain Copper Canyon Shareholders who tender to the Offer to do so on a tax efficient basis for Canadian tax purposes.

What securities are being sought in the Offer?

We are offering to purchase all of the outstanding Copper Canyon Shares. As of December 29, 2010, 52,672,545 Copper Canyon Shares were issued and outstanding. Our Offer includes Copper Canyon Shares that may become outstanding after the date of this Offer, but prior to the Expiry Time, upon the exercise of any Copper Canyon Options that are exercisable for Copper Canyon Shares or upon the exercise of any other rights to acquire Copper Canyon Shares. The Offer is not being made for any Copper Canyon Options or other rights to acquire Copper Canyon Shares.

See Section 1 of the Offer, “The Offer”.

How will Copper Canyon Options be treated in the Offer?

The Offer is made only for outstanding Copper Canyon Shares and not for any Copper Canyon Options or other rights to acquire Copper Canyon Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Copper Canyon Shares that may be deposited in accordance with the terms of the Offer.

If we take up and pay for Copper Canyon Shares under the Offer, we currently intend to implement a Compulsory Acquisition, a Subsequent Acquisition Transaction, or take such other action as may be available. In the event that we implement a Subsequent Acquisition Transaction, it may be structured in a manner so that the holders of Copper Canyon Options will, pursuant to the terms thereof, receive NovaGold Shares upon the proper exercise or conversion of the Copper Canyon Options. The number of NovaGold Shares to be issued and the exercise price will reflect the exchange ratio used in our Offer. Alternatively, NovaGold may take any other actions available to it to cause the exercise or termination of any remaining Copper Canyon Options.

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Will fractional shares be issued in the Offer?

No. We will not issue fractional NovaGold Shares. Instead, where a Copper Canyon Shareholder is to receive NovaGold Shares as consideration under the Offer and the aggregate number of NovaGold Shares to be issued to such Copper Canyon Shareholder would result in a fraction of a NovaGold Share being issuable, the number of NovaGold Shares to be received by such Copper Canyon Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

How many NovaGold Shares could be issued pursuant to the Offer?

We expect to issue approximately 2,434,083 NovaGold Shares under the Offer based on the number of Copper Canyon Shares outstanding as at December 29, 2010 and assuming that all of the Copper Canyon Shares are acquired upon completion of the Offer and any Subsequent Acquisition Transaction, and assuming that all of the holders of Copper Canyon Options elect to exercise their Copper Canyon Options in advance of the successful completion of the Offer.

See Section 1 of the Offer, “The Offer”, and Section 5 of the Circular, “Purpose of the Offer and NovaGold’s Plans for Copper Canyon — Treatment of Copper Canyon Options”.

Will my ownership and voting rights as a shareholder of NovaGold be the same as my ownership and voting rights as a shareholder of Copper Canyon?

As noted above, NovaGold expects to issue approximately 2,434,083 NovaGold Shares in connection with the Offer, which would result in there being a total of approximately 234,620,530 NovaGold Shares outstanding (based on the number of NovaGold Shares outstanding as at January 12, 2011), with Copper Canyon Shareholders holding approximately 1.04% of the NovaGold Shares on an issued basis. Each Copper Canyon Share carries the right to one vote at meetings of Copper Canyon Shareholders. Each NovaGold Share carries the right to one vote at meetings of NovaGold shareholders.

See Section 8 of the Circular, “Information About NovaGold — Authorized and Outstanding Share Capital”, and Section 6 of the Circular, “Risk Factors Related to the Offer”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 pm, Eastern Time, on February 23, 2011, or until such other time and date as set out in a notice of variation of the Offer as we determine, issued at any time and from time to time at our discretion.

See Section 4 of the Offer, “Time for Acceptance”.

Can the Expiry Time for the Offer be extended?

Yes. We may, in our sole discretion, elect to extend the Expiry Time for the Offer from the time referenced in the answer to the previous question. Under certain circumstances, we may be required to extend the Expiry Time for the Offer under Canadian and U.S. securities laws. If we elect to extend, or are required to extend, the Expiry Time for the Offer, we will publicly announce the variation and, if required by applicable law, we will mail you a copy of the notice of variation.

See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

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How do I tender my Copper Canyon Shares?

If you hold Copper Canyon Shares in your own name, you may accept this Offer by depositing certificates representing your Copper Canyon Shares, together with a duly completed and signed Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal. If your Copper Canyon Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Copper Canyon Shares to the Offer. You should request your nominee to effect the transaction.

Copper Canyon Shareholders may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Copper Canyon Shares tendered by your nominee through CDS. Copper Canyon Shareholders are invited to contact the Information Agent for further information regarding how to accept the Offer.

See Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

What if I have lost my Copper Canyon Share certificate(s) but wish to tender my Copper Canyon Shares to the Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will forward a copy to the transfer agent for the Copper Canyon Shares and such transfer agent will advise you of replacement requirements which must be completed and returned before the expiry of the Offer.

See Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If I accept the Offer, when will I receive NovaGold Shares?

If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Copper Canyon Shares, you will receive the NovaGold Shares issued as consideration for the Copper Canyon Shares tendered to the Offer promptly after the Expiry Time.

See Section 3 of the Offer, “Take-Up and Payment for Deposited Copper Canyon Shares”.

Who is the Depositary under the Offer?

Computershare Investor Services Inc. is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Copper Canyon Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Copper Canyon Shares purchased by us under the terms of the Offer. The Depositary will also facilitate book-entry tenders of Copper Canyon Shares.

See Section 21 of the Circular, “Depositary”.

Will I be able to withdraw previously tendered Copper Canyon Shares?

Yes. You may withdraw Copper Canyon Shares previously tendered by you at any time (i) before Copper Canyon Shares deposited under the Offer are taken up by us under the Offer, (ii) if your Copper Canyon Shares have not been paid for by us within three business days after having been taken up, and (iii) in certain other circumstances.

See Section 8 of the Offer, “Right to Withdraw Deposited Copper Canyon Shares”.

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How do I withdraw previously tendered Copper Canyon Shares?

You must send a notice of withdrawal to the Depositary prior to the occurrence of certain events and within the time periods set forth in Section 8 of the Offer, “Right to Withdraw Deposited Copper Canyon Shares”, and the notice must contain specific information outlined therein.

Will I have to pay any fees or commissions?

If you are the registered owner of your Copper Canyon Shares and you tender your Copper Canyon Shares directly to the Depositary you will not have to pay brokerage fees or incur similar expenses. If you own your Copper Canyon Shares through a broker or other nominee and your broker tenders the Copper Canyon Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What will happen if the Offer is withdrawn?

Unless all of the conditions to the Offer have been satisfied or waived at or prior to the Expiry Time, we will not be obligated to take up and purchase Copper Canyon Shares tendered to the Offer and we may withdraw the Offer. If the Offer is withdrawn in this manner all of your Copper Canyon Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

Generally, Copper Canyon Shareholders resident in Canada who hold their Copper Canyon Shares as capital property for purposes of the Tax Act and who dispose of such shares to NovaGold under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Copper Canyon Shares for NovaGold Shares pursuant to the Offer. The cost for tax purposes to shareholders of NovaGold Shares received on the Offer will generally be equal to the adjusted cost base of their Copper Canyon Shares that are exchanged for NovaGold Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange.

Generally, Copper Canyon Shareholders not resident in Canada for purposes of the Tax Act who hold their Copper Canyon Shares as capital property for purposes of the Tax Act and who dispose of such shares to NovaGold under the Offer will not realize a capital gain or capital loss as a result of the exchange of their Copper Canyon Shares for NovaGold Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange. With respect to any capital gain realized on the sale of Copper Canyon Shares to NovaGold under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Copper Canyon Shareholders and the gain is not exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. Copper Canyon Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Copper Canyon Shares pursuant to the Offer or a disposition of Copper Canyon Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

How will U.S. Holders of Copper Canyon Shares be taxed for U.S. tax purposes?

Subject to the Passive Foreign Investment Company rules discussed below, a U.S. Holder (as defined below, see Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”) who holds Copper Canyon Shares as a capital asset will not recognize gain or loss on the exchange of his Copper Canyon Shares for NovaGold Shares if

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the exchange constitutes a qualified reorganization under U.S. federal income tax law. Instead, he will carry over his tax basis (and his holding period) in the Copper Canyon Shares surrendered to the NovaGold Shares received.

If the exchange does not qualify as a tax-deferred reorganization, then, subject to the Passive Foreign Investment Company rules discussed below, a U.S. Holder will have a capital gain or loss on the exchange, equal to the difference between the cost of the Copper Canyon Shares surrendered and the fair market value of the NovaGold Shares received. The gain or loss will be long-term gain (and subject to a reduced tax rate) or long-term loss if the Copper Canyon Shares have been held for more than one year at the time of the closing of the Offer; otherwise it will be short-term gain (taxable as ordinary income) or short-term loss.

If Copper Canyon were to constitute a Passive Foreign Investment Company for any taxable year during which a U.S. Holder held Copper Canyon Shares, then special rules will apply to U.S. Holders. Under these rules, U.S. Holders may realize a gain (but not a loss) on the exchange even if the exchange is a qualified reorganization, and that gain will be taxed at ordinary income tax rates and may be subject to interest, as well.

The foregoing is a brief summary of U.S. federal income tax consequences only. Shareholders should read carefully the information under “Certain U.S. Federal Income Tax Considerations” in Section 20 of the Circular, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisers to determine the particular tax consequences to them of the Offer.

Will I be able to trade the NovaGold Shares I receive?

You will be able to trade the NovaGold Shares that you receive under the Offer. Statutory exemptions allow such trading in Canada and upon our Registration Statement on Form F-8 filed with the SEC becoming effective in the United States, and our satisfaction of any required Blue-Sky state filings within the United States, non-affiliates will be able to trade their NovaGold Shares received under the Offer in the United States. In connection with the Offer, we have applied to list the NovaGold Shares offered to Copper Canyon Shareholders pursuant to the Offer on the TSX and NYSE-AMEX.

Is NovaGold’s financial condition relevant to my decision to tender my Copper Canyon Shares in the Offer?

Yes. NovaGold Shares will be issued to Copper Canyon Shareholders who validly tender their Copper Canyon Shares, so you should consider our financial condition before you decide to tender your Copper Canyon Shares to the Offer. In considering our financial condition, you should review the documents included and incorporated by reference in the Offer and Circular because they contain detailed business, financial and other information about us.

If I decide not to tender, how will my Copper Canyon Shares be affected?

If we take up and pay for the Copper Canyon Shares validly tendered, we currently intend to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any Copper Canyon Shares not tendered. It is our current intention that the consideration to be offered for Copper Canyon Shares under such Subsequent Acquisition Transaction will be the same consideration offered under the Offer. In connection with such a transaction, you may have dissent rights. We reserve the right not to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction.

See Section 10 of the Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”.

Will Copper Canyon continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Copper Canyon Shares is sufficiently reduced, Copper Canyon may become eligible to cease to be a reporting issuer in Canada and other applicable jurisdictions. To the extent permitted by applicable law, we intend to delist the Copper Canyon Shares from the TSXV and, where applicable, to cause Copper Canyon to cease to be a public company. The rules and the

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regulations of the TSXV could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Copper Canyon Shares from such exchange.

See Section 5 of the Circular, “Purpose of the Offer and NovaGold’s Plans for Copper Canyon”.

What is the market value of my Copper Canyon Shares?

On December 17, 2010, which is the last trading day prior to the date on which we announced our intention to make an offer, the closing price of the Copper Canyon Shares listed on the TSXV was $0.42. Based on the closing price of the NovaGold Shares on the TSX on December 17, 2010, the Offer represented a premium of approximately 41.8% over the closing price of the Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of the NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represented a premium of approximately 33.4% over the volume-weighted average price of the Copper Canyon Shares on the TSXV for the same period.

We urge you to obtain recent quotations for the Copper Canyon Shares and NovaGold Shares before deciding whether or not to tender your Copper Canyon Shares.

See Section 9 of the Circular, “Information About Copper Canyon — Price Range and Trading Volume of Copper Canyon Shares”.

If the Offer is successful will the Board of Directors and management of Copper Canyon change?

Yes. If the Offer is successful it is anticipated that the current management of NovaGold will manage Copper Canyon in place of Copper Canyon’s current management, and that the Copper Canyon Board of Directors will be replaced by nominees of NovaGold.

See Section 5 of the Circular, “Purpose of the Offer and NovaGold’s Plans for Copper Canyon”.

Who can I call with questions about the Offer or for more information?

You can call our Information Agent, Laurel Hill Advisory Group if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

NORTH AMERICAN TOLL-FREE
1-877-304-0211
Banks, Brokers or Collect Calls: 416-304-0211
Email:assistance@laurelhill.com

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SUMMARY OF THE OFFER

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Copper Canyon Shareholders are urged to read the more detailed information about NovaGold, the Offer and the NovaGold Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Glossary” below.

The Offer

The Offeror is offering, on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Copper Canyon Shares (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the exercise of any Copper Canyon Options or other securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares, on the basis of 0.0425 of a NovaGold Share for each Copper Canyon Share.

Assuming that all Copper Canyon Options are exercised and that all of the Copper Canyon Shares that are issued and outstanding as of December 29, 2010 are tendered to the Offer and that NovaGold takes up and pays for such Copper Canyon Shares under this Offer, NovaGold will issue an aggregate of 2,434,083 NovaGold Shares.

See Section 1 of the Offer, “The Offer”.

NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek. NovaGold believes it offers good leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has an established track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties.

NovaGold’s common shares are listed on the TSX and NYSE-AMEX under the symbol “NG”.

NovaGold is a Canadian company, organized under the laws of the Province of Nova Scotia. Its principal offices are located at Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4 and the phone number is (604) 669-6227. The registered and records office is located at Purdy's Wharf Tower II, 1300-1969 Upper Water Street, P.O. Box 730, Halifax, Nova Scotia B3J 2V1.

NovaGold is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. NovaGold is also a reporting issuer in the United States and has filed a Registration Statement on Form F-8, and certain other documents and information with the SEC. The Registration Statement and such other documents are available at www.sec.gov. See Section 1 of the Circular, “NovaGold”.

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Copper Canyon

Copper Canyon is a junior exploration company created by way of Plan of Arrangement with Eagle Plains Resources Ltd. (“Eagle Plains”) on June 9, 2006. Copper Canyon owns or has an interest in the Copper Canyon, Severance and Abo (Harrison) Gold properties, all of which were transferred to Copper Canyon by Eagle Plains pursuant to the Plan of Arrangement, as well as an interest in certain other exploration properties. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. The Copper Canyon property is adjacent to the Galore Creek project which is owned equally by NovaGold and Teck.

The Copper Canyon Shares are listed and posted for trading on the TSXV under the symbol “CPY”.

Copper Canyon is incorporated under the laws of Alberta, Canada and its corporate administrative office is located at Suite 200, 44 – 12th Avenue South, Cranbrook, British Columbia V1C 2R7. The telephone number for its corporate and administrative office is (250) 426-0749.

See Section 2 of the Circular, “Copper Canyon”.

Purpose of the Offer

The purpose of the Offer is to enable NovaGold to acquire all of the outstanding Copper Canyon Shares. If the Offer is successful and NovaGold acquires all of the outstanding Copper Canyon Shares, the acquisition of Copper Canyon by NovaGold will consolidate NovaGold’s interest in the Copper Canyon property. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project, owned equally by NovaGold and Teck through the Galore Creek Partnership. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. This interest is held in trust for the Galore Creek Partnership. NovaGold believes that there may be a benefit from simplifying the ownership structure of the Copper Canyon joint venture and that consolidating ownership of the Copper Canyon property will facilitate development of this asset and could add value to both the Galore Creek and Copper Canyon assets over time.

In addition, NovaGold intends to conduct a detailed review of Copper Canyon’s other assets, corporate structure, capitalization, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist.

If permitted by applicable laws, NovaGold intends to cause Copper Canyon to apply to delist the Copper Canyon Shares from the TSXV as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, NovaGold intends to cause Copper Canyon to cease to be a reporting issuer under the securities laws of Alberta, British Columbia and Saskatchewan.

Rationale for the Offer

  Compelling Premium. On December 17, 2010, which is the last trading day prior to the date on which NovaGold announced its intention to make an offer, the closing price of Copper Canyon Shares on the TSXV was $0.42. Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represents a premium of approximately 33.4% over the volume-weighted average price of Copper Canyon Shares on the TSXV for the same period. Prior to the announcement of NovaGold’s intention to make an offer for Copper Canyon, Copper Canyon’s shares had not closed above the implied Offer value of approximately $0.60 per share since November 2007 on the TSXV.

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  Participate in Upside of Galore Creek Project. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property which is adjacent to the Galore Creek project, owned equally by NovaGold and Teck through the Galore Creek Partnership. The Offer will permit Copper Canyon Shareholders to more directly participate in any upside to the Galore Creek project. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

  Exposure to Other Attractive Mineral Projects. Copper Canyon Shareholders who tender to the Offer will gain exposure to NovaGold’s other world-class projects including the Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, owned equally by NovaGold and Barrick Gold U.S. Inc. NovaGold also owns a 100% interest in the high grade Ambler copper-gold- zinc-silver deposit in northern Alaska and has other earlier-stage exploration properties.

  Greater Financial Capabilities and Liquidity. Copper Canyon Shareholders who tender to the Offer will benefit from NovaGold’s greater financial capability and the significantly greater liquidity afforded by NovaGold Shares. The average combined trading value of NovaGold Shares over the 20 trading days ending December 17, 2010 was $103,221,817 per day. The average trading value of Copper Canyon Shares over the same period was $44,673 per day.

  Tax-Efficient Structure. The Offer has been structured as an all-share offer that will allow certain Copper Canyon Shareholders who tender to the Offer to do so on a tax-efficient basis. Canadian resident Copper Canyon Shareholders may receive NovaGold Shares on a tax-deferred basis, while U.S. resident Copper Canyon Shareholders may, for purposes of the Tax Act, also benefit from a tax deferred rollover.

See Section 4 of the Circular, “Rationale and Benefits of the Offer”.

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Copper Canyon Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer, “Conditions of the Offer”, are satisfied or, where permitted, waived at or prior to the Expiry Time.

These conditions include, among others, the conditions that:

  there being validly deposited under the Offer and not withdrawn at the Expiry Time, Copper Canyon Shares representing not less than 662/3% of the total outstanding Copper Canyon Shares (calculated on a fully-diluted basis); and

  the Shareholder Rights Plan being waived, invalidated or cease traded.

See Section 2 of the Offer, “Conditions of the Offer”, for all of the conditions of the Offer.

Treatment of Copper Canyon Options in the Offer

The Offer is made only for outstanding Copper Canyon Shares and not for any Copper Canyon Options or other rights to acquire Copper Canyon Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Copper Canyon Shares that may be deposited in accordance with the terms of the Offer.

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If NovaGold takes up and pays for Copper Canyon Shares under the Offer, it currently intends to undertake a Compulsory Acquisition, implement a Subsequent Acquisition Transaction, or take such other action as may be available. If a Subsequent Acquisition Transaction is implemented, it may be structured in a manner so that the holders of Copper Canyon Options will, pursuant to the terms thereof, receive NovaGold Shares upon the proper exercise of the Copper Canyon Options. The number of NovaGold Shares so issued and the exercise price will reflect the exchange ratio used in the Offer. Alternatively, NovaGold may take any other actions available to it to cause the exercise or termination of any remaining Copper Canyon Options.

Treatment of Fractional Shares

NovaGold will not issue fractional NovaGold Shares. Instead, where a Copper Canyon Shareholder is to receive NovaGold Shares as consideration under the Offer and the aggregate number of NovaGold Shares to be issued to such Copper Canyon Shareholder would result in a fraction of a NovaGold Share being issuable, the number of NovaGold Shares to be received by such Copper Canyon Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

Time for Acceptance

The Offer is open for acceptance until 5:00 pm, Eastern Time, on February 23, 2011 or until such later time and date to which the Offeror may extend the Expiry Time of the Offer at its discretion unless the Offer is withdrawn by the Offeror.

See Section 4 of the Offer, “Time for Acceptance”.

Manner of Acceptance

The Offer may be accepted by Copper Canyon Shareholders by delivering certificates representing the Copper Canyon Shares that are being deposited, together with a duly completed and signed Letter of Transmittal, to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Copper Canyon Shareholders whose certificates for Copper Canyon Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. Copper Canyon Shareholders whose Copper Canyon Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Copper Canyon Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

See Section 5 of the Offer, “Manner of Acceptance”.

Payment for Deposited Copper Canyon Shares

Upon the terms and subject to the conditions of the Offer, following the Expiry Date, NovaGold will take up and pay for Copper Canyon Shares validly deposited under the Offer and not withdrawn promptly, but in any event within the time periods prescribed by applicable securities laws. Any Copper Canyon Shares deposited under the Offer after the first date on which Copper Canyon Shares have been taken up by NovaGold will be taken up and paid for not later than ten days after deposit.

See Section 3 of the Offer, “Take-Up and Payment for Deposited Copper Canyon Shares”.

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Right to Withdraw Deposited Copper Canyon Shares

All deposits of Copper Canyon Shares under the Offer are irrevocable unless withdrawn by or on behalf of the depositing Copper Canyon Shareholder at any time before the Copper Canyon Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, “Right to Withdraw Deposited Copper Canyon Shares”.

Acquisition of Copper Canyon Shares Not Deposited Under the Offer

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by Copper Canyon Shareholders who in the aggregate hold not less than 90% of the issued and outstanding Copper Canyon Shares, other than Copper Canyon Shares held at the date of the Offer by or on behalf of NovaGold, or an “affiliate” or “associate” of NovaGold (as those terms are defined in the ABCA), and NovaGold acquires or is bound to take up and pay for such Deposited Equity under the Offer, NovaGold may, at its option, acquire those Copper Canyon Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or NovaGold chooses not to avail itself of such statutory right of acquisition, NovaGold may, at its option, pursue other means of acquiring the remaining Copper Canyon Shares not tendered under the Offer pursuant to a Subsequent Acquisition Transaction. If NovaGold proposes a Subsequent Acquisition Transaction, NovaGold intends to cause the Copper Canyon Shares acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by applicable laws, to be counted as part of any minority approval that may be required in connection with such transaction. The timing and details of such a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of Copper Canyon Shares acquired pursuant to the Offer. If, after taking up Copper Canyon Shares under the Offer, NovaGold owns at least 662/3% of the outstanding Copper Canyon Shares on a fully-diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, NovaGold should own sufficient Copper Canyon Shares to be able to effect a Subsequent Acquisition Transaction. See Section 10 of the Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”.

Shareholders who do not deposit their Copper Canyon Shares under the Offer will not be entitled to any right of dissent or appraisal. However, Copper Canyon Shareholders who do not deposit their Copper Canyon Shares under the Offer may have certain rights of dissent in the event NovaGold acquires such Copper Canyon Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek judicial determination of the fair value of their Copper Canyon Shares. See Section 10 of the Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”.

Shareholder Rights Plan

Copper Canyon entered into a Shareholder Rights Plan Agreement dated as of April 20, 2007 with CIBC Mellon Trust Company in connection with its Shareholder Rights Plan. The Shareholder Rights Plan was ratified and amended by Copper Canyon Shareholders on June 13, 2007. The Shareholder Rights Plan will expire on June 13, 2012, unless reconfirmed by Copper Canyon Shareholders prior to that date.

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Copper Canyon Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

See Section 18 of the Circular, “Shareholder Rights Plan”.

NovaGold believes that at the Expiry Time, Copper Canyon and its Board of Directors and Copper Canyon Shareholders will have had more than adequate time to fully consider the Offer and any available alternative transactions and to determine whether to deposit their Copper Canyon Shares under the Offer.

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The Offer is being made on the condition, among other things, that the Shareholder Rights Plan does not and will not adversely affect the Offer or NovaGold either before or on consummation of the Offer or the purchase of Copper Canyon Shares pursuant to a Compulsory Acquisition or under a Subsequent Acquisition Transaction.

See Section 2 of the Offer, “Conditions of the Offer”.

Certain Canadian Federal Income Tax Considerations

Generally, Copper Canyon Shareholders resident in Canada who hold their Copper Canyon Shares as capital property for purposes of the Tax Act and who dispose of such shares to NovaGold under the Offer will not realize a capital gain or a capital loss as a result of the exchange of their Copper Canyon Shares for NovaGold Shares pursuant to the Offer. The cost for tax purposes to shareholders of NovaGold Shares received on the Offer will generally be equal to the adjusted cost base of their Copper Canyon Shares that are exchanged for NovaGold Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange.

Generally, Copper Canyon Shareholders not resident in Canada for purposes of the Tax Act who hold their Copper Canyon Shares as capital property for purposes of the Tax Act and who dispose of such shares to NovaGold under the Offer will not realize a capital gain or capital loss as a result of the exchange of their Copper Canyon Shares for NovaGold Shares pursuant to the Offer. Alternatively, such shareholders will be entitled to recognize for Canadian federal tax purposes a capital gain or capital loss, otherwise determined, from such exchange. With respect to any capital gain realized on the sale of Copper Canyon Shares to NovaGold under the Offer, the gain will not be subject to tax pursuant to the Tax Act unless those shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Copper Canyon Shareholders and the gain is not exempt pursuant to an applicable income tax treaty.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular. Copper Canyon Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Copper Canyon Shares pursuant to the Offer or a disposition of Copper Canyon Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

Certain U.S. Federal Income Tax Considerations

Subject to the Passive Foreign Investment Company rules discussed below, a U.S. Holder (as defined below, see Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”) who holds Copper Canyon Shares as a capital asset will not recognize gain or loss on the exchange of his Copper Canyon Shares for NovaGold Shares if the exchange constitutes a qualified reorganization under U.S. federal income tax law. Instead, he will carry over his tax basis (and his holding period) in the Copper Canyon Shares surrendered to the NovaGold Shares received.

If the exchange does not qualify as a tax-deferred reorganization, then, subject to the Passive Foreign Investment Company rules discussed below, a U.S. Holder will have a capital gain or loss on the exchange, equal to the difference between the cost of the Copper Canyon Shares surrendered and the fair market value of the NovaGold Shares received. The gain or loss will be long-term gain (and subject to a reduced tax rate) or long-term loss if the Copper Canyon Shares have been held for more than one year at the time of the closing of the Offer; otherwise it will be short-term gain (taxable as ordinary income) or short-term loss.

If Copper Canyon were to constitute a Passive Foreign Investment Company for any taxable year during which a U.S. Holder held Copper Canyon Shares, then special rules will apply to U.S. Holders. Under these rules, U.S. Holders may realize a gain (but not a loss) on the exchange even if the exchange is a qualified reorganization, and that gain will be taxed at ordinary income tax rates and may be subject to interest, as well.

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The foregoing is a brief summary of U.S. federal income tax consequences only. Copper Canyon Shareholders should read carefully the information under “Certain U.S. Federal Income Tax Considerations” in Section 20 of the Circular, which qualifies the summary set forth above. Copper Canyon Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer.

Risk Factors Related to the Offer

An investment in NovaGold Shares is subject to certain risks. Copper Canyon Shareholders should carefully review the risk factors set out in the Offer and Circular and risks described in NovaGold’s Annual Information Form which is incorporated by reference in the Offer and the Circular before depositing Copper Canyon Shares pursuant to the Offer. See Section 6 of the Circular, “Risk Factors Related to the Offer”, and the other information contained in, or incorporated by reference into, the Offer and Circular. Additional risks and uncertainties, including those with respect to the proposed combination of NovaGold and Copper Canyon upon successful completion of the Offer (including a Compulsory Acquisition or a Subsequent Acquisition Transaction) may also adversely affect NovaGold’s business.

Depositary

NovaGold has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Deposited Equity and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Copper Canyon Shares purchased by NovaGold pursuant to the Offer. The Depositary will receive reasonable and customary compensation from NovaGold for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. NovaGold has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

Information Agent

NovaGold has retained Laurel Hill to act as Information Agent in connection with the Offer to provide a resource for information for Copper Canyon Shareholders. The Information Agent will receive reasonable and customary compensation from NovaGold for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisor

NovaGold has retained TD Securities to act as its financial advisor in connection with the Offer. TD Securities will receive reasonable and customary compensation from NovaGold for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. NovaGold has also agreed to indemnify TD Securities against certain liabilities and expenses in connection with the Offer.

Dealer Manager

NovaGold has also engaged the services of TD Securities to act as Dealer Manager to solicit acceptances of the Offer. The Dealer Manager will not receive any additional compensation in connection with acting as Dealer Manager, but will be reimbursed for certain reasonable and documented expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

Regulatory Requirement

The Offer will be subject to the approval of the listing of the NovaGold Shares issued under this Offer by the TSX and NYSE-AMEX, as well as filing requirements with regulatory authorities in Canada and the United States including the SEC.

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NovaGold have applied to the TSX and NYSE-AMEX to list the NovaGold Shares that will be issued to Copper Canyon Shareholders in connection with the Offer. Listing will be subject to our fulfillment of all of the applicable listing requirements.

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SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL INFORMATION

The tables set out below include a summary of (i) NovaGold’s historical consolidated financial information as at and for the fiscal years ended November 30, 2009 and 2008 and as at and for the nine-month periods ended August 31, 2010 and 2009, (ii) unaudited pro forma consolidated financial information for NovaGold giving effect to the proposed acquisition of Copper Canyon as if such had occurred as at August 31, 2010 for the purposes of the pro forma consolidated balance sheet information, and as at December 1, 2008 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended November 30, 2009 and the nine-month period ended August 31, 2010. The historical financial information of NovaGold as at and for the fiscal years ended November 30, 2009 and 2008 has been derived from NovaGold’s audited consolidated financial statements, and the historical financial information of NovaGold as at and for the nine-month periods ended August 31, 2010 and 2009 has been derived from NovaGold’s unaudited interim consolidated financial statements, each of which are incorporated by reference herein and can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The historical financial information for Copper Canyon as at and for the nine-month period ended September 30, 2010 and the fiscal years ended December 31, 2009 and 2008 has been derived from Copper Canyon’s audited and unaudited consolidated financial statements, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of NovaGold and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for NovaGold gives effect to the proposed acquisition of Copper Canyon as if such had occurred as at August 31, 2010 for the purposes of the pro forma consolidated balance sheet information, and as at December 1, 2008 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended November 30, 2009 and the nine-month period ended August 31, 2010. In preparing the unaudited pro forma consolidated financial statement information, management of NovaGold has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between NovaGold and Copper Canyon due to the limited publicly available information of Copper Canyon. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of NovaGold and accompanying notes attached as Schedule “A” to the Offer and Circular.

Summary of Consolidated Financial Information of NovaGold

Nine month period ended August 31, 2010 and fiscal years ended November 30, 2009 and 2008

In $000’s except per share amounts

	Nine months ended August 31, 2010 $	Year ended November 30, 2009 $	Year ended November 30, 2008 $
Net revenues	546	1,344	4,270
Expenses and other items	(183,736)	(80,770)	(195,212)
Loss for the year	(182,068)	(73,364)	(194,972)
Loss per share – basic and diluted	(0.87)	(0.42)	(1.84)
Total assets	822,594	781,253	777,185
Total long-term financial liabilities	(194,090)	(142,212)	(180,671)

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Summary of Unaudited Pro Forma Consolidated Financial Information of NovaGold

Pro forma consolidated balance sheet information as of August 31, 2010

In $000’s
August 31, 2010 $
Current assets	178,143
Mineral properties, rights and development costs	310,481
Total assets	869,972
Total liabilities	(207,319)
Shareholders’ Equity	(662,653)

Pro forma consolidated statements of operation information for nine months ended August 31, 2010 and year ended November 30, 2009

In $000’s except per share amounts
	Nine months ended August 31, 2010 $	Year ended November 30, 2009 $
Net revenues	549	1,348
Expenses and other items	(184,284)	(81,299)
Loss for the year	(182,601)	(73,889)
Loss per share – basic and diluted	(0.87)	(0.42)

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GLOSSARY

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below.

“ABCA” means the Business Corporations Act (Alberta).

“Acquiring Person” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“affiliate” has the meaning given to it in the Securities Act (British Columbia).

“Annual Information Form” means the annual information form of NovaGold for the fiscal year ended November 30, 2009 dated February 17, 2010, filed with Canadian provincial regulatory authorities.

“Appointee” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Power of Attorney”.

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the commencement of the Offer or the consummation of the Offer.

“associate” has the meaning given to it in the Securities Act (British Columbia).

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a shareholder’s Copper Canyon Shares into the Depositary’s account at CDS.

“business day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario, Canada or Vancouver, British Columbia, Canada or federal holiday observed in the United States.

“Canadian GAAP” means Canadian generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants applied on a consistent basis.

“CDS” means the CDS Clearing and Depository Services Inc.

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

“Circular” means the take-over bid circular accompanying the Offer, including the Annexes attached thereto.

“Combined Company” means the combined business of NovaGold and Copper Canyon as contemplated herein.

“Competing Permitted Bid” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“Compulsory Acquisition” has the meaning given to it in Section 10 of the Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer – Compulsory Acquisition”.

“Copper Canyon” means Copper Canyon Resources Ltd., a corporation existing under the ABCA, and, where the context requires, its subsidiaries.

“Copper Canyon Board of Directors” means the board of directors of Copper Canyon.

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“Copper Canyon Option” means an option to purchase Copper Canyon Shares granted under the Copper Canyon Option Plan.

“Copper Canyon Option Plan” means the Copper Canyon Resources Ltd. Stock Option Plan approved by Copper Canyon Shareholders on June 25, 2010, as amended.

“Copper Canyon Shareholder” means a holder of Copper Canyon Shares.

“Copper Canyon Shares” means common shares in the capital of Copper Canyon.

“CRA” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

“Dealer Manager” means TD Securities Inc.

“Depositary” means Computershare Investor Services Inc.

“Deposited Equity” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Dividends and Distributions”.

“Distributions” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Dividends and Distributions”.

“Effective Date” means the date on which NovaGold first pays for Copper Canyon Shares deposited under the Offer.

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

“Expiry Date” means February 23, 2011 or such other date as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time extending the period during which Copper Canyon Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

“Expiry Time” means 5:00 pm, Eastern Time, on the Expiry Date or such other time as is set out in a notice of change or a notice of variation of the Offer issued at any time and from time to time. See Section 6 of the Offer, “Extensions, Variations and Changes to the Offer”.

“Financial Advisor” means NovaGold’s financial advisor, TD Securities Inc.

“forward-looking statements” has the meaning given to it in “Statements Regarding Forward-Looking Information”.

“fully-diluted basis” means, with respect to the number of outstanding Copper Canyon Shares at any time, the number of Copper Canyon Shares that would be outstanding if all rights to acquire Copper Canyon Shares, other than SRP Rights, were exercised, including for greater certainty, all Copper Canyon Shares issuable upon the exercise of Copper Canyon Options, whether vested or unvested.

“GAAP” means generally accepted accounting principles.

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“Galore Creek Partnership” means the partnership in which NovaGold and Teck each own a 50% interest in the Galore Creek project, a large copper-gold-silver project located in northwestern British Columbia.

“Governmental Entity” means (a) any supranational, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative agency, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority; (d) the TSX; (e) the TSXV; (f) the NYSE-AMEX; or (g) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“HSR Act” has the meaning given to it in Section 17 of the Circular, “Regulatory Matters”.

“including” (or “includes”) means including (or includes) without limitation.

“Information Agent” or “Laurel Hill” means Laurel Hill Advisory Group.

“laws” means all laws, by-laws, statutes, rules, regulations, principles of law, policies, orders, ordinances, decisions, declarations, rulings, directives, judgments, decrees or other requirements of any Governmental Entity and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, which, for greater certainty, shall include the laws of Canada and the United States of America, and the term “applicable” with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on yellow paper) or a facsimile thereof.

“Market Price” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“Material Adverse Effect” means, in respect of any person, any effect, change, event, occurrence or state of facts, that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licenses, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person, other than any effect, change, event, occurrence or state of facts: (i) relating solely to general political, economic or financial conditions; (ii) relating solely to the state of securities or commodities markets in general; (iii) solely attributable to the announcement of the transactions contemplated herein; or (iv) relating solely to the industries in which Copper Canyon and its subsidiaries operate in general.

“MI 61-101” means Multilateral Instrument 61-101 — “Protection of Minority Security Holders in Special Transactions”.

“Minimum Tender Condition” means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Copper Canyon Shares which constitutes at least 662/3% of the issued and outstanding Copper Canyon Shares (calculated on a fully-diluted basis).

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

“Non-Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof.

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“NovaGold” means NovaGold Resources Inc., a corporation existing under the NSCA and, where the context requires, its subsidiaries.

“NovaGold Shares” means common shares in the capital of NovaGold.

“NSCA” means the Companies Act (Nova Scotia).

“NYSE-AMEX” means NYSE Amex LLC.

“Offer” means NovaGold’s Offer to purchase the Copper Canyon Shares made hereby.

“Offer and Circular” means the Offer and the Circular, collectively.

“Offered Consideration” means the consideration to be paid by NovaGold for the Copper Canyon Shares taken up under the Offer or 0.0425 of a NovaGold Share for each Copper Canyon Share tendered.

“Offeror” means NovaGold.

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time.

“person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Permitted Bid” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“Purchased Securities” has the meaning given to it in Section 5 of the Offer, “Manner of Acceptance — Power of Attorney”.

“Resident Holder” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”.

“Rights Certificates” means the certificates representing the SRP Rights.

“SEC” means the United States Securities and Exchange Commission.

“Separation Time” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“Shareholder Rights Plan” means the shareholder rights plan agreement of Copper Canyon dated April 20, 2007, as amended.

“Soliciting Dealer” has the meaning given to it in Section 23 of the Circular, “Financial Advisor and Dealer Manager”.

“Soliciting Dealer Group” means the group of Soliciting Dealers.

“SRP Exercise Price” has the meaning given to it in Section 18 of the Circular, “Shareholder Rights Plan”.

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan.

“Subsequent Acquisition Transaction” has the meaning given to it in Section 10 of the Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”.

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“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person and will include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary.

“Take-Up Date” means a date upon which NovaGold takes up or acquires Copper Canyon Shares under the Offer. NovaGold reserves the right, to the extent permitted by applicable law, to have multiple Take-Up Dates.

“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c.1 (5th supplement), as amended and the regulations thereunder, as amended.

“taxable capital gain” has the meaning given to it in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Taxation of Capital Gains and Losses on the Exchange and on the Disposition of NovaGold Shares”.

“TD Securities” means TD Securities Inc.

“trading day” means any day on which trading occurs on the TSX, TSXV or NYSE-AMEX as applicable.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“U.S. Holder” has the meaning given to it in Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations – Scope of This Disclosure”.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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OFFER

January 18, 2011

TO: THE HOLDERS OF COPPER CANYON SHARES

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information and should be read carefully before making a decision with respect to the Offer. This Offer and the Circular constitute the take-over bid circular required under applicable Canadian securities laws. Capitalized terms used in the Offer but not otherwise defined herein are defined in the section entitled “Glossary” above.

1.        The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Copper Canyon Shares (other than those beneficially owned, directly or indirectly, by NovaGold and its affiliates), including any Copper Canyon Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares, on the basis of 0.0425 of a NovaGold Share in respect of each Copper Canyon Share.

Each Copper Canyon Shareholder will receive the Offered Consideration in respect of all of the Copper Canyon Shareholder’s Copper Canyon Shares properly deposited under the Offer, subject to adjustment for fractional shares.

On December 17, 2010, which is the last trading day prior to the date on which the Offeror announced its intention to make an offer, the closing price of the Copper Canyon Shares listed on the TSXV was $0.42. Based on the closing price of the NovaGold Shares on the TSX on December 17, 2010, the Offer represented a premium of approximately 41.8% over the closing price of the Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of the NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represented a premium of approximately 33.4% over the volume-weighted average price of the Copper Canyon Shares on the TSX for the same period.

The Offeror urges you to obtain recent quotations for the Copper Canyon Shares and NovaGold Shares before deciding whether or not to tender your Copper Canyon Shares.

The Offer is made only for Copper Canyon Shares and is not made for any Copper Canyon Options or other rights to acquire Copper Canyon Shares (other than the SRP Rights). Copper Canyon Shareholders who deposit their Copper Canyon Shares will be deemed to have deposited the SRP Rights associated with such Copper Canyon Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Copper Canyon Shares will be allocated to the SRP Rights.

Any holder of Copper Canyon Options or other rights to acquire Copper Canyon Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange the options or other rights in order to obtain certificates representing Copper Canyon Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Copper Canyon Shares available for deposit prior to the Expiry Date or in sufficient time to fully comply with the procedures referred to in Section 5 of this Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of Copper Canyon Options or other securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares does not exercise or convert such Copper Canyon Options or other convertible, exchangeable or exercisable securities before the Expiry Time, such Copper Canyon Options or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Subsequent Acquisition Transaction a Copper Canyon Option may become an option or right

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to acquire a number of NovaGold Shares, as determined in accordance with the terms of the Copper Canyon Option or other convertible, exchangeable or exercisable securities. Alternatively, NovaGold may take any other actions available to it to cause the exercise or termination of any remaining Copper Canyon Options.

Fractional NovaGold Shares will not be issued in connection with the Offer. Where on any Take-Up Date a Copper Canyon Shareholder is to receive NovaGold Shares as consideration for the Offer and the aggregate number of NovaGold Shares to be issued to the Copper Canyon Shareholder would result in a fraction of a NovaGold Share being issued, the number of NovaGold Shares to be received by the Copper Canyon Shareholder will be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Pursuant to U.S. state securities laws, NovaGold will not be permitted to take up and pay for Copper Canyon Shares owned by a U.S. resident until the Offer and sale in the state in which such person is resident in has been registered with the applicable state regulatory agency or an exemption from such registration is available. In this regard, NovaGold intends to file the appropriate forms to qualify the Offer in all states in which Copper Canyon Shareholders reside. There can be no assurance that all states will approve the Offer and sale.

The accompanying Circular, which is incorporated into and forms part of the Offer, and the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offer.

2.        Conditions of the Offer

Notwithstanding any other provision of the Offer, subject to applicable law, and provided that the Offeror may not assert an Offer condition when the condition is triggered by the Offeror’s own action or inaction, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Copper Canyon Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	the Minimum Tender Condition;

(b)

any and all government or regulatory approvals (including the Appropriate Regulatory Approvals), waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions required by law, policy or practice (including, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms satisfactory to NovaGold, in its sole discretion, acting reasonably;

(c)

no act, action, suit or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or by any elected or appointed public official or private person (including, by any individual, company, firm, group or other entity), whether or not having the force of law, and no law shall have been proposed, amended, enacted, promulgated or applied, in either case:

	(i)	challenging the Offer or the ability of NovaGold to make or maintain the Offer;

(ii)

seeking to prohibit, restrict or impose material limitations or conditions on: (A) the acquisition by, or sale to, NovaGold of any Copper Canyon Shares; (B) the take up or acquisition of Copper Canyon Shares by NovaGold; (C) the issuance and delivery of NovaGold Shares in consideration for Copper Canyon Shares taken up or acquired by NovaGold; (D) the ability of NovaGold to acquire or hold, or exercise full rights of

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ownership of, any Copper Canyon Shares; (E) the ownership or operation or effective control by NovaGold of any material portion of the business, property, assets, licenses or permits of Copper Canyon or its affiliates or subsidiaries or to compel NovaGold or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Copper Canyon or any of its affiliates or subsidiaries as a result of the Offer; or (F) the ability of NovaGold and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii)

seeking to obtain from NovaGold, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, or from Copper Canyon, any of its affiliates or subsidiaries, or any director or officer of any of the foregoing, any material damages directly or indirectly in connection with the Offer;

(iv)

which, if successful, in the reasonable discretion of NovaGold, would be reasonably likely to result in a Material Adverse Effect on Copper Canyon or its affiliates or subsidiaries, taken as a whole, if the Offer was consummated; or

(v)

which, if successful, in the reasonable discretion of NovaGold, would make uncertain the ability of NovaGold and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(d)

Copper Canyon shall have been released from all obligations arising pursuant to section 4.3 of the Arrangement Agreement dated April 25, 2006 between Eagle Plains and Copper Canyon relating to the issue of Copper Canyon Shares upon the exercise of certain outstanding options to purchase shares of Eagle Plains on terms and conditions satisfactory to NovaGold, acting reasonably;

(e)

NovaGold shall have determined in its reasonable discretion that, on terms satisfactory to NovaGold: (i) the Copper Canyon Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Copper Canyon Shares by NovaGold under the Offer, and under any Compulsory Acquisition or any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Copper Canyon Shares upon the exercise of the SRP Rights in relation to the purchase of Copper Canyon Shares by NovaGold under the Offer and under any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer and under any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Copper Canyon Shares with respect to the Offer and under any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)

there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Copper Canyon Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction and there shall not exist any law, nor shall any law have been proposed, enacted, entered, modified, amended, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, NovaGold of any Copper Canyon Shares, (ii) the take up or acquisition of Copper Canyon Shares by NovaGold, (iii) the issuance and delivery of NovaGold Shares in consideration for Copper Canyon Shares

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taken up or acquired by NovaGold, (iv) the ability of NovaGold to acquire or hold, or exercise full rights of ownership of, any Copper Canyon Shares, (v) the ownership or operation or effective control by NovaGold of any material portion of the business, property, assets, licenses or permits of Copper Canyon or its affiliates or subsidiaries or to compel NovaGold or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business, property, assets, licenses or permits of Copper Canyon or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of NovaGold and its affiliates and subsidiaries to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)

NovaGold shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions or rights of expropriation of any kind whatsoever not specifically and publicly disclosed by Copper Canyon prior to January 13, 2011 in respect of any of Copper Canyon’s properties, assets, licenses or permits including any mineral rights or concessions;

(h)

NovaGold shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Copper Canyon or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Copper Canyon Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to NovaGold of the acquisition of Copper Canyon or make it inadvisable for NovaGold to proceed with the Offer and/or with taking up and paying for Copper Canyon Shares deposited under the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Copper Canyon or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to NovaGold of the acquisition of Copper Canyon or make it inadvisable for NovaGold to proceed with the Offer and/or taking up and paying for Copper Canyon Shares deposited under the Offer, and/or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of NovaGold taking up and paying for Copper Canyon Shares deposited under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction);

(i)

NovaGold shall have determined in its reasonable discretion that none of Copper Canyon, any of its affiliates or subsidiaries, or any Governmental Entity or other third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Copper Canyon prior to January 13, 2011), which might reduce the expected economic value to NovaGold of the acquisition of Copper Canyon or make it inadvisable for NovaGold to proceed with the Offer and/or with the taking up and paying for Copper Canyon Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, including without limiting the generality of the foregoing: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Copper Canyon or any of its affiliates (other than any such sale, disposition or other dealing between Copper Canyon and any affiliate of Copper Canyon or in the ordinary course of business consistent with past practice), any issuance of securities (other than in connection with the exercise of Copper Canyon Options or other securities (other than SRP Rights) of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares existing on January 13, 2011, in accordance with their terms specifically and as publicly disclosed prior to January 13, 2011) or options or rights to purchase securities, the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practice), any acquisition or transaction causing a

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reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Copper Canyon Shares or other securities of Copper Canyon or any of its subsidiaries, any incurrence of material debt or project financing or material steps in furtherance of the foregoing, any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Copper Canyon or any of its affiliates, any reorganization of Copper Canyon and its affiliates, or any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Copper Canyon or any of its subsidiaries or affiliates or any capital expenditure by Copper Canyon or any of its subsidiaries or affiliates not in the ordinary course of business and consistent with past practice, the making of or committing to make any capital expenditure by Copper Canyon or any of its affiliates or subsidiaries (other than in the ordinary course of business consistent with past practice or in accordance with plans specifically and publicly disclosed by Copper Canyon prior to January 13, 2011), the waiving, releasing, granting, transferring, extinguishing, expropriation or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business consistent with past practice and only if so doing would not have a Material Adverse Effect on Copper Canyon or any of its affiliates or subsidiaries); (ii) any change to Copper Canyon’s articles or other constating documents; (iii) adopting, establishing or entering into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of Copper Canyon’s or its affiliates’ or subsidiaries’ employees, consultants, officers or directors not specifically and publicly disclosed by Copper Canyon prior to January 13, 2011; (iv) adopting, establishing or entering into, or amending or making on or after January 13, 2011 grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants, officers or directors of Copper Canyon or any of its affiliates or subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (v) except as may be required by law, taking any action to adopt, establish, terminate or amend any employee benefit plan of Copper Canyon or any of its affiliates or subsidiaries; or (vi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Copper Canyon, or any agreement to engage in any of the foregoing;

(j)

NovaGold shall have determined, in its reasonable discretion, that there does not exist and that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after January 13, 2011, that has or may have a Material Adverse Effect on Copper Canyon and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Copper Canyon and its affiliates and subsidiaries, taken as a whole and NovaGold shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after January 13, 2011, that, in the reasonable discretion of NovaGold, has had or may have a Material Adverse Effect on Copper Canyon and its affiliates and subsidiaries, taken as a whole;

(k)

NovaGold shall not have become aware of any untrue statements of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Copper Canyon with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, registration statement, annual information form, financial statement, material change report, management proxy circular, feasibility study or technical report (or executive summary thereof), press release or any other document so filed by Copper Canyon, and Copper Canyon shall have disclosed all material changes in relation to Copper Canyon which occurred prior to January 13, 2011 in a non-confidential material change report filed with the British Columbia Securities Commission prior to January 13, 2011; and

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(l)

there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSXV, the TSX or the NYSE-AMEX; (ii) any change in the general political, market, economic, social or financial market conditions in Canada or the United States that could, in the reasonable discretion of NovaGold, have a Material Adverse Effect on Copper Canyon and its affiliates and subsidiaries, taken as a whole; or (iii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. The Offeror reserves the right to withdraw the Offer if, at the Expiry Time, any condition to the Offer remains unsatisfied or has not been waived. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions shall be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its office in Vancouver, British Columbia. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal in compliance with applicable securities laws, will cause the Depositary, if required by law, as soon as practicable thereafter to notify Copper Canyon Shareholders in the manner set forth below in Section 11 of this Offer, “Notice and Delivery” and provide a copy of the notice thereof to the TSXV, the TSX and the NYSE-AMEX. In the event that the Offeror waives a material condition to the Offer, the Offeror will disseminate notice of such waiver to Copper Canyon Shareholders in a manner reasonably calculated to inform such holders of such waiver and will allow sufficient time for Copper Canyon Shareholders to consider the effect of such waiver on the Offer. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia. In the event of any waiver, all Copper Canyon Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Copper Canyon Shares deposited under the Offer and the Depositary will promptly return all Copper Canyon Shares to the parties by whom it was deposited in acceptance of the Offer. See Section 9 of this Offer, “Return of Deposited Securities”.

3.        Take-Up and Payment for Deposited Copper Canyon Shares

Upon the terms and subject to the conditions of the Offer the Offeror will take up and pay for Copper Canyon Shares validly deposited under the Offer and not withdrawn pursuant to Section 8 of this Offer, “Right to Withdraw Deposited Copper Canyon Shares”, promptly, after the Offeror becomes obligated by the terms of the Offer to take up the Copper Canyon Shares. Any Copper Canyon Shares deposited under the Offer after the first date on which Copper Canyon Shares have been taken up by the Offeror will be taken up and paid for not later than ten days after deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Copper Canyon Shares or to terminate the Offer and not take up or pay for any Copper Canyon Shares or terminate the Offer if any condition of the Offer is not satisfied or, where permitted, waived by the Offeror by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Copper Canyon Shares in order to comply, in whole or in part, with any applicable law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Copper Canyon Shares validly deposited and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives

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written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such Deposited Equity pursuant to the Offer at its principal office in Toronto, Ontario.

The Offeror will pay for Copper Canyon Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient certificates for NovaGold Shares for transmittal to persons who have deposited Copper Canyon Shares under the Offer. The Depositary will act as the agent of the persons who have deposited Copper Canyon Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offeror and transmitting such Offered Consideration to such persons. Receipt of the share certificates representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Copper Canyon Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Copper Canyon Shares on the purchase price of Copper Canyon Shares purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Copper Canyon Shareholder who has validly deposited and not validly withdrawn Copper Canyon Shares under the Offer will be made by the Depositary forwarding a certificate for the NovaGold Shares to which such Copper Canyon Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates will be issued in the name of the registered Copper Canyon Shareholder of the Copper Canyon Shares so deposited. Unless the person depositing the Copper Canyon Shares instructs the Depositary to hold the certificates representing the NovaGold Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the certificate will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificates will be sent to the address of the Copper Canyon Shareholder as shown on the securities register maintained by or on behalf of Copper Canyon. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

If any Deposited Equity is not accepted for payment pursuant to the terms and conditions of the Offer for any reason, of if certificates are submitted for more Copper Canyon Shares than are deposited, certificates for unpurchased Copper Canyon Shares will be returned, at the Offeror’s expense, to the depositing Copper Canyon Shareholder as soon as it is practicable following the termination of the Offer or the conclusion of the Offer, as applicable. Unless otherwise directed in the Letter of Transmittal, certificates representing unpurchased Copper Canyon Shares will be forwarded to the address of the registered Copper Canyon Shareholder as shown on the securities register maintained by Copper Canyon.

Copper Canyon Shareholders depositing Copper Canyon Shares will not be required to pay any fee or commission if they accept the Offer by depositing their Copper Canyon Shares directly with the Depositary. If you own your Copper Canyon Shares through a broker or other nominee and your broker or nominee tenders your Copper Canyon Shares on your behalf, your broker or nominee may charge you a fee for doing so.

4.        Time for Acceptance

The Offer is open for acceptance, unless extended or withdrawn by the Offeror upon the failure of one or more conditions to the Offer in accordance with applicable law, until 5:00 pm, Eastern Time, on February 23, 2011.

See Section 6 of this Offer, “Extensions, Variations and Changes to the Offer”.

5.        Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by Copper Canyon Shareholders by depositing the following documents with the Depositary at any of the offices specified in the Letter of Transmittal no later than the Expiry Time:

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(a)	a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in the Letter of Transmittal;

(b)	the certificate(s) representing the Copper Canyon Shares in respect of which the Offer is being accepted (or Notice of Guaranteed Delivery); and

(c)	any other documents required by the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

Copper Canyon Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for Copper Canyon Shares may deposit certificates representing Copper Canyon Shares pursuant to the procedure for guaranteed delivery described below.

Unless waived by NovaGold, holders of Copper Canyon Shares are required to deposit one SRP Right for each Copper Canyon Share in order to effect a valid deposit of such Copper Canyon Shares prior to the Expiry Time. If the Separation Time does not occur before the Expiry Time, a deposit of Copper Canyon Shares will also constitute a deposit of the associated SRP rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Copper Canyon to Copper Canyon Shareholders prior to the time that the holder’s Copper Canyon Shares are deposited under the Offer, in order for the Copper Canyon Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Copper Canyon Shares deposited by such Copper Canyon Shareholder must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Copper Canyon Shareholder deposits its Copper Canyon Shares under the Offer, the Copper Canyon Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Copper Canyon Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Copper Canyon Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. NovaGold reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Copper Canyon Shares for payment pursuant to the Offer, Rights Certificate(s) from a Copper Canyon Shareholder representing SRP Rights equal in number to the Copper Canyon Shares deposited by such holder.

In addition, Copper Canyon Shares and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)

the Letter of Transmittal is signed by the registered owner of the Copper Canyon Shares exactly as the name of the registered Copper Canyon Shareholder appears on the Copper Canyon Share certificate deposited therewith, and the certificates for NovaGold Shares under the Offer are to be delivered directly to such registered Copper Canyon Shareholder; or

(b)	Copper Canyon Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Copper Canyon Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the certificates for the NovaGold Shares are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either

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case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Copper Canyon Shareholder wishes to accept the Offer and either (i) the certificates representing such Copper Canyon Shareholder’s Copper Canyon Shares are not immediately available or (ii) such Copper Canyon Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, such Copper Canyon Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

(b)

a Notice of Guaranteed Delivery (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or before the Expiry Time;

(c)

the certificate(s) representing the Deposited Equity, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Copper Canyon Shareholders before the Expiry Time, the Rights Certificates representing the deposited SRP Rights, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Copper Canyon Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 pm (Eastern Time) on the third trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Copper Canyon Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal (or a manually signed facsimile thereof), with signature guarantees if so required, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario by 5:00 pm (Eastern Time) on the third trading day on the TSX after Rights Certificates are distributed to Copper Canyon Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

Copper Canyon Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Copper Canyon Shares in accordance with CDS procedures for such transfer. Delivery of Copper Canyon Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

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Copper Canyon Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Copper Canyon Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact their broker or the Information Agent for assistance. Contact details for the Information Agent may be found on the last page of this document.

Method of Delivery

The method of delivery of the certificates representing Copper Canyon Shares (or a Book-Entry Confirmation for the Copper Canyon Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the depositing Copper Canyon Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificates for Copper Canyon Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Copper Canyon Shares by the Depositary.

A Copper Canyon Shareholder who wishes to deposit Copper Canyon Shares under the Offer and whose Copper Canyon Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Copper Canyon Shares under the Offer.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Copper Canyon Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Copper Canyon Shares determined by it not to be in proper form, or the issue of NovaGold Shares in respect of which may, in the opinion of the Offeror’s counsel, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in any deposit of Copper Canyon Shares. No deposit of Copper Canyon Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary due to any delay in exchanging any Copper Canyon Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Copper Canyon Shares being validly withdrawn by or on behalf of a depositing Copper Canyon Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Copper Canyon Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Copper Canyon Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Equity”) and in and to all rights and benefits arising from such Deposited Equity including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Equity or any of them on and after the date of the Offer, including any dividends, distributions or

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payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

An executed Letter of Transmittal (or, in the case of shares deposited by book-entry transfer by the making of a book-entry transfer into the Depositary’s accounts with CDS) irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Equity covered by the Letter of Transmittal or book-entry transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Copper Canyon Shareholder with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Copper Canyon Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Copper Canyon; (b) for so long as any Purchased Securities are registered or recorded in the name of such Copper Canyon Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Copper Canyon Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Copper Canyon Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Copper Canyon; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Copper Canyon Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Copper Canyon Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

A Copper Canyon Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Copper Canyon Shareholder at any time with respect to the Deposited Equity or any Distributions. The Copper Canyon Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Equity or any Distributions by or on behalf of the depositing Copper Canyon Shareholder unless the Deposited Equity is not taken up and paid for under the Offer.

A Copper Canyon Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Copper Canyon and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Copper Canyon Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder

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and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Copper Canyon Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Copper Canyon Shareholder and the Offeror, effective immediately following the Offeror’s take-up of the Copper Canyon Shares deposited by such Copper Canyon Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Copper Canyon Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Equity and has full power and authority to deposit, sell, assign and transfer the Deposited Equity and any Distributions being deposited under the Offer, (ii) the Deposited Equity and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Equity and Distributions, to any other person, (iii) the deposit of the Deposited Equity and Distributions complies with applicable laws, and (iv) when the Deposited Equity and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

6.        Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until the Expiry Time, unless the Offer is extended or withdrawn by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable laws, by giving notice in writing to the Depositary at its office in Vancouver, British Columbia. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Copper Canyon Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the NovaGold Shares), the Offeror will give written notice of such change to the Depositary at its office in Vancouver, British Columbia. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change, provide a copy of the notice thereof to the TSXV, the TSX and the NYSE-AMEX and, if required by applicable law, cause the Depositary to mail a copy of any such notice to Copper Canyon Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of Copper Canyon. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its office in Vancouver, British Columbia.

Under applicable Canadian provincial securities laws, if there is a variation in the terms of the Offer, the period during which Copper Canyon Shares may be deposited under the Offer will not expire before 10 days after the date that the notice of variation has been delivered.

During any extension of the Offer, all Copper Canyon Shares previously deposited and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 8 of this Offer, “Right to Withdraw Deposited Copper Canyon Shares”. An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 2 of this Offer, “Conditions of the Offer”.

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If, before the Expiry Time, the Offeror in its sole discretion elects to increase the Offered Consideration, such increase will be applicable to all holders whose Copper Canyon Shares are taken up under the Offer.

7.        Changes in Capitalization of Copper Canyon; Liens

If, on or after the date of the Offer, Copper Canyon should divide, combine, reclassify, consolidate, convert or otherwise change any of the Copper Canyon Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of this Offer, “Conditions of the Offer”, make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

Copper Canyon Shares acquired pursuant to the Offer shall be transferred by the Copper Canyon Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Copper Canyon Shares, whether or not separated from the Copper Canyon Shares, but subject to any Copper Canyon Shares being validly withdrawn by or on behalf of a depositing Copper Canyon Shareholder. If, on or after the date of the Offer, Copper Canyon should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Copper Canyon Shares, which is or are payable or distributable to Copper Canyon Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the securities register maintained by or on behalf of Copper Canyon in respect of Copper Canyon Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Copper Canyon Shareholder to the Depositary for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 20 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

8.        Right to Withdraw Deposited Copper Canyon Shares

Except as otherwise provided in this Section 8, all deposits of Copper Canyon Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable laws, any Copper Canyon Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Copper Canyon Shareholder:

(a)	at any time before the Copper Canyon Shares have been taken up by the Offeror pursuant to the Offer;

(b)	if the Copper Canyon Shares has not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Copper Canyon Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the NovaGold Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

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(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the Offered Consideration offered for the Copper Canyon Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Equity have not been taken up by the Offeror at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Copper Canyon Shares. Any such notice of withdrawal must (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Copper Canyon Shares to be withdrawn; (iii) specify the number of Copper Canyon Shares to be withdrawn, the name of the registered Copper Canyon Shareholder and the certificate number shown on the share certificate(s) representing such Copper Canyon Shares to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable Copper Canyon Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Copper Canyon Shareholder exactly as the name of the registered Copper Canyon Shareholder appears on the certificate representing Copper Canyon Shares deposited with the Letter of Transmittal or if the Copper Canyon Shares was deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Copper Canyon Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if Copper Canyon Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 5 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS, to be credited with the withdrawn Copper Canyon Shares and otherwise comply with the procedures of CDS.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Copper Canyon Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Copper Canyon Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 5 of this Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for or exchanging the Copper Canyon Shares or is unable to take up or pay for or exchange Copper Canyon Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable laws, retain on behalf of the Offeror all Deposited Equity and Distributions, and such Copper Canyon Shares may not be withdrawn except to the extent that depositing Copper Canyon Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

9.        Return of Deposited Securities

If any Deposited Equity is not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Copper Canyon Shares than are deposited, certificates for unpurchased Copper Canyon Shares will be returned to the depositing Copper Canyon Shareholder as soon as is practicable

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following the termination or withdrawal of the Offer by either (i) sending new certificates representing Copper Canyon Shares not purchased or by returning the deposited certificates (and other relevant documents) or (ii) in the case of Copper Canyon Shares deposited by book-entry transfer of such Copper Canyon Shares pursuant to the procedures set forth in Section 5 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Copper Canyon Shares will be credited to the depositing Copper Canyon Shareholder’s account maintained with CDS. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Copper Canyon Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Copper Canyon or its transfer agent, as soon as practicable after the termination of the Offer.

10.      Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Copper Canyon Shares was delivered, upon application to the Depositary, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, “Notice and Delivery”, the deposit of share certificates and any other relevant documents with the Depositary in such circumstance will constitute delivery to the persons entitled thereto and the Copper Canyon Shares will be deemed to have been paid for immediately upon such deposit.

Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, “Notice and Delivery”.

11.      Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Copper Canyon Shareholders if it is mailed by prepaid, first class mail to the registered Copper Canyon Shareholders at their respective addresses appearing in the appropriate registers maintained by Copper Canyon in respect of the Copper Canyon Shares and will be deemed, unless otherwise specified by applicable laws, to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Copper Canyon Shareholders and notwithstanding any interruption of mail service in Canada or the United States following mailing. Except as otherwise required or permitted by law, in the event of any interruption of mail service in Canada or the United States, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Copper Canyon Shareholders if (i) it is given to the TSXV for dissemination through its facilities, (ii) if it is published once in the National Edition of The Globe and Mail or the National Post and in a daily newspaper of general circulation in the French language in the City of Montreal, Québec, or (iii) it is given to the Marketwire News Wire Service and the Dow Jones News Wire Service for dissemination through their facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Copper Canyon Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Copper Canyon Shares when such list or listing is received.

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Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.      Market Purchases

Rule 14e-5 under the Exchange Act does not permit NovaGold to purchase Copper Canyon Shares outside of the Offer. However, NovaGold reserves the right to seek such relief from the SEC as may be required to permit NovaGold to purchase Copper Canyon Shares outside the Offer and to acquire, or cause an affiliate to acquire, beneficial ownership of Copper Canyon Shares by making purchases through the facilities of the TSXV, subject to applicable laws, at any time prior to the Expiry Time. In the event that NovaGold seeks relief, its application would propose that, among other matters:

  In no event will NovaGold make any such purchases of Copper Canyon Shares until the third business day following the date of the Offer.

  NovaGold will not purchase Copper Canyon Shares in the United States other than pursuant to the Offer.

  If NovaGold purchases Copper Canyon Shares during the Offer other than pursuant to the Offer, the Copper Canyon Shares so purchased will be counted in the determination as to whether the Minimum Tender Condition has been fulfilled.

  The aggregate number of Copper Canyon Shares acquired by NovaGold though the facilities of the TSXV after the date of the Offer to and including the Expiry Date shall not exceed 5% of the outstanding Copper Canyon Shares as of the date of the Offer, and NovaGold will issue and file a news release forthwith after the close of business of the TSXV on each day on which such Copper Canyon Shares have been purchased.

  The news release will disclose among other things, the purchaser, the number of Copper Canyon Shares purchased by the purchaser through the facilities of the TSXV during the currency of the Offer, and the total number of securities owned by the purchasers as of the close of business of the TSXV on that day.

If SEC relief is sought and is granted, NovaGold may make purchases outside the Offer if and to the extent that market conditions, the trading price of the Copper Canyon Shares and other factors make it desirable for NovaGold to complete such purchases. For the purposes of this Section 12, “Market Purchases”, “NovaGold” includes NovaGold and any person acting jointly or in concert with NovaGold.

13.      Other Terms of the Offer

No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer and Circular and as set forth on the Registration Statement on Form F-8 filed by the Offeror in connection with the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for purposes of the Offer.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

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The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Copper Canyon Shares deposited under the Offer. Any such transfer will not relieve the Offeror of its obligations under the Offer and will not prejudice the rights of Copper Canyon Shareholders depositing Copper Canyon Shares to receive payment for Copper Canyon Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction to the courts of the Province of British Columbia.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, is not being made or directed to, nor will deposits of Copper Canyon Shares be accepted from or on behalf of, Copper Canyon Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Copper Canyon Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any deposit of Copper Canyon Shares, and the validity of any withdrawals of Copper Canyon Shares.

The Offeror reserves the right to waive any defect in acceptance with respect to any particular Copper Canyon Shares or any particular Copper Canyon Shareholder. There shall be no duty or obligation of NovaGold, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Copper Canyon Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

The Offer and the accompanying Circular constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Copper Canyon Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: January 18, 2011

NOVAGOLD RESOURCES INC.
(Signed)       Rick Van Nieuwenhuyse
                     President and Chief Executive Officer

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CIRCULAR

This Circular is furnished in connection with the Offer dated January 18, 2011 by NovaGold to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Copper Canyon Shares, including any Copper Canyon Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares (other than SRP Rights). The terms and provisions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Copper Canyon Shareholders are urged to refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

The information concerning Copper Canyon contained in the Offer and this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although NovaGold does not have any knowledge that would indicate that any statements contained herein relating to Copper Canyon taken from or based upon such documents and records are inaccurate or incomplete, neither NovaGold nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Copper Canyon taken from or based upon such documents and records, or for any failure by Copper Canyon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to NovaGold.

1.        NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek. NovaGold believes it offers good leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has an established track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties.

NovaGold’s common shares are listed on the TSX and NYSE-AMEX under the symbol “NG”.

NovaGold is a Canadian company, organized under the laws of the Province of Nova Scotia. Its principal offices are located at Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4 and the phone number is (604) 669-6227. The registered and records office is located at Purdy's Wharf Tower II, 1300-1969 Upper Water Street, P.O. Box 730, Halifax, Nova Scotia B3J 2V1.

NovaGold is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. NovaGold is also a reporting issuer in the United States and has filed a Registration Statement on Form F-8, and certain other documents and information with the SEC. The Registration Statement and such other documents are available at www.sec.gov.

2.        Copper Canyon

Copper Canyon is a junior exploration company created by way of Plan of Arrangement with Eagle Plains on June 9, 2006. Copper Canyon owns or has an interest in the Copper Canyon, Severance and Abo (Harrison) Gold properties, all of which were transferred to Copper Canyon by Eagle Plains pursuant to the Arrangement, as well as an interest in certain other exploration properties. Copper Canyon’s principal asset is its 40% joint venture interest

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in the Copper Canyon copper-gold-silver property. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property, which is held by NovaGold in trust for the Galore Creek Partnership. The Copper Canyon property is adjacent to the Galore Creek project which is owned equally by NovaGold and Teck through the Galore Creek Partnership.

The Copper Canyon Shares are listed and posted for trading on the TSXV under the symbol “CPY”.

Copper Canyon is incorporated under the laws of Alberta, Canada and its corporate administrative office is located at Suite 200, 44 – 12th Avenue South, Cranbrook, British Columbia V1C 2R7. The telephone number for its corporate and administrative office is (250) 426-0749.

Copper Canyon is a reporting issuer or the equivalent in the Provinces of British Columbia, Alberta and Saskatchewan and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities in these provinces. Such documents are available at www.sedar.com.

3.        Background

NovaGold Canada Inc. (formerly SpectrumGold Inc.) entered into an Option Agreement effective October 1, 2003 with Eagle Plains pursuant to which NovaGold could earn up to an 80% participating interest in the Copper Canyon property by undertaking certain exploration activities on the Copper Canyon property. Eagle Plains had the right to earn a 100% interest in the Copper Canyon property pursuant to an option granted by Bernard Kreft to Eagle Plains dated May 28, 2002, as amended. Eagle Plains transferred its interest in the Copper Canyon property to Copper Canyon under the Plan of Arrangement completed on June 9, 2006 between Eagle Plains and Copper Canyon. In November 2007, NovaGold completed the requirements to earn a 60% participating interest in the Copper Canyon property. Copper Canyon and NovaGold entered into a joint venture agreement dated February 15, 2008 relating to the Copper Canyon property. NovaGold, through its wholly-owned subsidiary NovaGold Canada Inc., holds a 60% joint venture interest in the Copper Canyon property. Copper Canyon holds the remaining 40% interest.

The Copper Canyon property is adjacent to the Galore Creek project, a significant copper-gold-silver property owned equally by NovaGold and Teck through the Galore Creek Partnership. Under the partnership agreement for the Galore Creek Partnership, NovaGold agreed to transfer its interest in the Copper Canyon property to the Galore Creek Partnership subject to obtaining any required consents of Copper Canyon. While NovaGold has requested such consent, such consent has not been forthcoming and ownership of the Copper Canyon property continues to be held by NovaGold Canada Inc. Such interest is held in trust for the Galore Creek Partnership. In the event NovaGold acquires all of the issued and outstanding shares of Copper Canyon, NovaGold Canada Inc. will convey its 60% interest in the Copper Canyon property to the Galore Creek Partnership.

The Copper Canyon property falls within the area of interest established around the Galore Creek project. Accordingly, in the event NovaGold acquires all of the issued and outstanding shares of Copper Canyon, it will be obligated under the Galore Creek partnership arrangement to offer the 40% ownership interest in the Copper Canyon joint venture currently held by Copper Canyon to the Galore Creek Partnership on the same terms and conditions as it was acquired by NovaGold.

There have been some general discussions prior to December 17, 2010 between senior officers of NovaGold and senior officers of Copper Canyon concerning the possibility of an acquisition. Such talks were of a general nature only and no specific offers were made or discussed between the parties.

In regards to the Offer, the background is as follows:

  On December 17, 2010, the President and CEO of NovaGold contacted the President and CEO of Copper Canyon to discuss the possible acquisition of Copper Canyon by NovaGold. At that time, NovaGold delivered a draft letter addressed to the President and CEO of Copper Canyon proposing the acquisition by NovaGold of all of the outstanding shares of Copper Canyon by way of a plan of arrangement under the ABCA. The draft letter proposed an exchange ratio of 0.0425 of a NovaGold Share for each Copper Canyon Share.

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  NovaGold advised the President and CEO of Copper Canyon that, given confidentiality concerns, it wished to reach agreement on important transaction terms prior to market opening on December 20, 2010 and that it and its advisors were prepared to work over the weekend to accomplish this goal. NovaGold further advised that if the parties were unable to reach agreement on important transaction terms by that time, it would be issuing a news release indicating its intention to make an offer to purchase all of the outstanding Copper Canyon Shares on that basis.

  There were numerous discussions between the President and CEO of NovaGold and the President and CEO of Copper Canyon during the course of the weekend. On December 19, 2010, the President and CEO of Copper Canyon advised that the board of Copper Canyon would not be able to respond to the proposed offer in the timeframe required by NovaGold. While Copper Canyon had formed a special committee to consider the offer made, it would need to retain and receive advice from a financial advisor.

  On December 20, 2010, NovaGold issued a press release advising that it intended to make an offer to acquire all of the outstanding Copper Canyon Shares on the terms specified in this Offer.

  On December 20, 2010, Copper Canyon issued a press release indicating, among other things, that its Board of Directors was reviewing the adequacy of the offer announced by NovaGold and, as part of the review process, had established a committee of independent directors to oversee the appointment of a financial advisor and special legal counsel to the committee.

  On January 13, 2011, the President and CEO of NovaGold and the President and CEO of Copper Canyon met to discuss the proposed acquisition and see if agreement could be reached on transaction terms which would permit the Offer to proceed on a supported basis. No agreement was reached and following the meeting the President and CEO of NovaGold advised the President and CEO of Copper Canyon that the Offer would be mailed to Copper Canyon Shareholders on January 18, 2011.

4.        Rationale and Benefits of the Offer

NovaGold believes that Copper Canyon Shareholders will enjoy the following significant benefits from the Offer:

  Compelling Premium. On December 17, 2010, which is the last trading day prior to the date on which NovaGold announced its intention to make an offer, the closing price of Copper Canyon Shares on the TSXV was $0.42. Based on the closing price of NovaGold Shares on the TSX on December 17, 2010, the Offer represents a premium of approximately 41.8% over the closing price of Copper Canyon Shares on the TSXV on the same date. Based on the volume-weighted average price of NovaGold Shares on the TSX for the 20 trading days ended December 17, 2010, the Offer represents a premium of approximately 33.4% over the volume-weighted average price of the Copper Canyon Shares on the TSXV for the same period. Prior to the announcement of NovaGold’s intention to make an offer for Copper Canyon, Copper Canyon Shares had not closed above the implied Offer value of $0.60 per share since November 2007 on the TSXV.

  Participate in Upside of Galore Creek Project. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property which is adjacent to the Galore Creek project, owned equally by NovaGold and Teck through the Galore Creek Partnership. The Offer will permit Copper Canyon Shareholders to more directly participate in any upside to the Galore Creek project. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

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  Exposure to Other Attractive Mineral Projects. Copper Canyon Shareholders who tender to the Offer will gain exposure to NovaGold’s other world-class projects including the Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. NovaGold also owns a 100% interest in the high grade Ambler copper-gold-zinc-silver deposit in northern Alaska and has other earlier-stage exploration properties.

  Greater Financial Capabilities and Liquidity. Copper Canyon Shareholders who tender to the Offer will benefit from NovaGold’s greater financial capabilities and the significantly greater liquidity afforded by NovaGold Shares. The average combined trading value of NovaGold Shares for the 20 trading days ending December 17, 2010 was $103,221,817 per day. The average trading value of Copper Canyon Shares over the same period was $44,673 per day.

  Tax-Efficient Structure. The Offer has been structured as an all-share offer that will allow certain Copper Canyon Shareholders who tender to the Offer to do so on a tax-efficient basis. Canadian resident Copper Canyon Shareholders may receive NovaGold Shares on a tax-deferred basis, while U.S. resident Copper Canyon Shareholders may, for purposes of the Tax Act, also benefit from a tax deferred rollover.

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for any Copper Canyon Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer, “Conditions of the Offer”, are satisfied or, where permitted, waived at or prior to the Expiry Time.

These conditions include, among others, the conditions that:

  there being validly deposited under the Offer and not withdrawn at the Expiry Time, Copper Canyon Shares representing not less than 662/3% of the total issued and outstanding Copper Canyon Shares (calculated on a fully-diluted basis); and

  the Shareholder Rights Plan being waived, invalidated or cease traded.

NovaGold’s Description of Business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S. and British Columbia, Canada. NovaGold conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, NovaGold has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects — Donlin Creek and Galore Creek, 100% of the Ambler copper-zinc-gold-silver deposit and other exploration-stage properties. NovaGold is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two core projects by leveraging the construction and operating expertise of its senior operating partners, Barrick Gold Corporation and Teck. In addition, all of NovaGold’s core properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer. NovaGold’s business model focuses on five main steps: (i) identifying high-quality assets and making strategic, timely acquisitions; (ii) developing local partnerships by engagement, open and honest communication, and participation to assure the projects’ sustainability; (iii) using exploration expertise to expand existing deposits; (iv) advancing the projects to a feasibility level to bring reserves to NovaGold and value to shareholders; and (v) creating strong partnerships with well-respected senior producers to advance the projects to production. By systematically executing this five-step business model, NovaGold has three

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world-class assets in its portfolio, two of which are advancing toward production with senior partnerships in place, and one that provides an exciting exploration opportunity for NovaGold’s team. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders. NovaGold also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its first sustainability report in May 2010 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The report demonstrates NovaGold’s commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects.

NovaGold’s portfolio of projects includes:

  Donlin Creek, one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway. Donlin Creek is operated by Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc., a subsidiary of Barrick Gold Corporation. Located entirely on private, Alaskan Native-owned land, the 80,600 acre (32,600 hectare) property hosts a gold deposit currently estimated at 33.6 million ounces of proven and probable reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. This reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate outlined in the 2009 feasibility study, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the feasibility study. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. With estimated production of more than one million ounces of gold annually for approximately 25 years, Donlin Creek would be one of the world’s largest gold-producing mines. Additional exploration potential remains in the Donlin Creek district. During 2010, Donlin Creek LLC completed the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source and is proceeding with revisions to the feasibility study to include the natural gas option. The feasibility revisions will provide operating costs using natural gas rather than diesel as the primary power source at site, which could provide power cost savings as well as other potential synergies at the project, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. The feasibility revision is expected to be completed by mid-2011, positioning the project to file permit applications by the end of 2011.

  Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, held by a partnership in which NovaGold and Teck each own a 50% interest and managed by Galore Creek Mining Corporation (“GCMC”). The 298,840 acre (118,900 hectare) property holds a large and good-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources (including the Copper Canyon deposit, of which NovaGold owns 60%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver. GCMC has initiated a pre-feasibility study to provide guidance on mining parameters, reserves, capital costs and operating costs based on an optimized mine plan and using higher copper and gold prices than in previous studies, with completion targeted for the first half of 2011.

  Ambler, which hosts the high-grade copper-zinc-gold-silver Arctic deposit, is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler

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  volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit identifies an indicated resource of 17 million tonnes grading 4% copper and 6% zinc for contained metal of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead. In addition, 12 million tonnes of inferred resource containing 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. NovaGold feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

  Nome Operations, which comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well- maintained roads and infrastructure. The most advanced property is Rock Creek, which is currently in care and maintenance. Rock Creek includes a substantially constructed gold mine and hosts 320,000 ounces of gold reserves, 290,000 ounces of indicated resources and 20,000 ounces of inferred resources. Big Hurrah hosts 190,000 ounces of gold reserves, 80,000 ounces of indicated resources and 20,000 of inferred resources, while Nome Gold hosts 1,560,000 ounces of measured and indicated resources with an additional 250,000 ounces of inferred resources. NovaGold is soliciting offers for sale of the Rock Creek project to provide additional information to the Board of Directors to maximize value from this asset and to allow NovaGold to focus its time and resources on its core projects. NovaGold will continue to assess the value of its other assets in the Nome area, which include Big Hurrah, Nome Gold, a sand-and-gravel business and a considerable land package.

NovaGold also holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage.

For the purposes of NI 43-101, NovaGold’s material properties are Donlin Creek and Galore Creek.

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NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at January11, 2011

Reserves

Property	Reserve	Tonnes	In Situ Grade					Total Contained Metal						NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28	0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52	16.52
	Total P&P	467.7	2.23					33.59					16.80	16.80

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32	0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19	0.19

Total Proven Reserves		7.0	2.46					0.55					0.28	0.28
Total Probable Reserves		469.7	2.22					33.55					17.03	17.03
Total Proven and Probable Reserves		476.7	2.23					34.10					17.31	17.31

Resources (exclusive of Reserves)

Property	Resource	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (3)(4) approximately 0.74 g/t Au Cutoff	Measured	0.2	6.61					0.04					0.02		0.02
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.83	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.87	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.45	1,429.1

Copper Canyon (3)(6) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.98	355.2
60% Ownership - NovaGold interest held in trust for
the Galore Creek Partnership	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.43	1,784.3

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	1.10	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.63	936.9	1,313.1	210.0

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal	34.10					17.31		17.31
Total Measured & Indicated Contained Metal (exclusive of Reserves)	13.94	155.38	10,464.6	2,237.1	350.3	8.16	93.83	10.05	6,001.4	2,237.1	350.3
Total Inferred Contained Metal	8.28	79.42	4,387.2	1,313.1	210.0	4.54	50.84	5.56	2,721.3	1,313.1	210.0

Notes:
1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$847 Au ÷ US$17 Ag) 2007 - 2009 average metal prices.
4. Sums may not agree due to rounding.

Resource Footnotes:
(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.
(2) The basis for the cut-off grade was an assumed gold price of US$500/oz.
(3) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .
(4) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs -Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.
(5) The copper -equivalent grade was calculated as follows:
CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.
(6) The copper equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Reserves = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%
(7) The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and employee of NovaGold.
(8) The basis for the cut-off grade was an assumed gold price of US$500/oz
(9) US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied.
(10) Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty.

Cautionary Note Concerning Reserve& Resource Estimates
This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally onlypermits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons
The documents referenced below provide supporting technical information for each of the projects included in this Reserve/Resource Table.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Creek	Kirk Hanson P.E., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
Gordon Seibel M.AusIMM, AMEC
Simon Allard, P.Eng.
Gregory Wortman P.Eng., AMEC
Alexandra Kozak P.Eng., AMEC
Donlin Creek	Kevin Francis, P.Geo, NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238
Galore Creek	Kevin Francis, P.Geo, NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf
Copper Canyon	Erin Workman, P.Geo, NovaGold Resources Inc.	Not publicly released - updated May 2010	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
Rock Creek - reserves	Sean Ennis, P.Eng., Norwest Corporation	Technical Report, Rock Creek and Big Hurrah Project - February 21, 2008	http://www.novagold.net/upload/technical_reports/RockCreekFeb2008TechReport.pdf
Rock Creek - resources	Kevin Francis, P.Geo., NovaGold Resources Inc.	NovaGold press release - April 15, 2009	http://www.novagold.com/section.asp?pageid=10917
Big Hurrah	Sean Ennis, P.Eng., Norwest Corporation	Technical Report, Rock Creek and Big Hurrah Project - February 21, 2008	http://www.novagold.net/upload/technical_reports/RockCreekFeb2008TechReport.pdf
Nome Gold	Bruce Davis, Ph.D., FAusIMM, Norwest Corporation	Technical Report, Nome Placer Property - September 12, 2006	http://www.novagold.net/upload/technical_reports/Nome_Placer_Property_Technical_Report.pdf
Robert Sim, P.Geo., Norwest Corporation
Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit - January 31, 2008	http://www.novagold.net/upload/technical_reports/AmblerJan2008TechReport.pdf

5.        Purpose of the Offer and NovaGold’s Plans for Copper Canyon

Purpose of the Offer

The purpose of the Offer is to enable NovaGold to acquire all of the Copper Canyon Shares. If the conditions of the Offer are satisfied or waived and NovaGold takes up and pays for the Copper Canyon Shares validly deposited under the Offer, NovaGold intends to complete a Compulsory Acquisition and to propose a Subsequent Acquisition Transaction, for consideration per Copper Canyon Shares equal in value to and in the same form as the Offered Consideration. In calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each NovaGold Share shall be deemed to be at least equal in value to each NovaGold Share offered under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Copper Canyon Shares acquired by the Offeror pursuant to the Offer. Although it is anticipated any Subsequent Acquisition Transaction will generally be on the terms described herein, it is possible that, as a result of delays in NovaGold’s ability to effect such a transaction, information subsequently obtained by NovaGold, changes in general economic or market conditions or in the business of Copper Canyon, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. NovaGold reserves the right not to undertake a Compulsory Acquisition or to propose a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms other than as described herein.

See Section 10 of this Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”.

Plans for NovaGold and Copper Canyon Following the Completion of the Offer

If the Offer is successful and NovaGold acquires all of the outstanding Copper Canyon Shares, the acquisition of Copper Canyon by NovaGold will consolidate NovaGold’s interest in the Copper Canyon property. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project, owned equally by NovaGold and Teck through the Galore Creek Partnership. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. This interest is held in trust for the Galore Creek Partnership. NovaGold believes that there may be a benefit from simplifying the ownership structure of the Copper Canyon joint venture and that consolidating ownership of the Copper Canyon property will facilitate development of Galore Creek and could add value to both the Galore Creek and Copper Canyon assets over time.

If permitted by applicable laws, NovaGold intends to cause Copper Canyon to apply to delist the Copper Canyon Shares from the TSXV as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, NovaGold intends to cause Copper Canyon to cease to be a reporting issuer under the securities laws of Alberta, British Columbia and Saskatchewan.

NovaGold also expects to conduct a review of Copper Canyon’s other assets to determine the extent to which such assets are consistent with NovaGold’s business plans and the steps which shall be taken following closing to integrate such assets into NovaGold or to dispose of such assets. It is anticipated that the current management of NovaGold will manage Copper Canyon in place of Copper Canyon’s current management and that the Copper Canyon Board of Directors will be replaced by nominees of NovaGold. If permitted by applicable law, subsequent to completion of the Offer or a Subsequent Acquisition Transaction, if necessary, NovaGold intends to apply to delist the Copper Canyon Shares from the TSXV.

Treatment of Copper Canyon Options

The Offer is made only for Copper Canyon Shares and is not made for any Copper Canyon Options or other rights to acquire Copper Canyon Shares (other than the SRP Rights). Any holder of such Copper Canyon Options or other rights to acquire Copper Canyon Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or exchange their Copper Canyon Options or other rights in order to obtain certificates representing Copper Canyon Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Copper Canyon Shares available for deposit prior to the Expiry Date in accordance with the procedures referred to in Section 5 of the Offer,

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“Manner of Acceptance — Letter of Transmittal” or in sufficient time to fully comply with the procedures referred to in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If any holder of Copper Canyon Options or other securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares does not exercise such Copper Canyon Options or other convertible, exchangeable or exercisable securities before the Expiry Time, such Copper Canyon Options or other convertible, exchangeable or exercisable securities will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices. If a Subsequent Acquisition Transaction is implemented, it may be structured in a manner so that the holders of Copper Canyon Options will, pursuant to the terms thereof, receive NovaGold Shares upon the proper exercise of the Copper Canyon Options. The number of NovaGold Shares so issued and the exercise price will reflect the exchange ratio used in the Offer. Alternatively, NovaGold may take any other actions available to it to cause the exercise or termination of any remaining Copper Canyon Options.

See Section 10 of this Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”.

The tax consequences to holders of Copper Canyon Options of exercising or not exercising their Copper Canyon Options are not described in this Circular. Holders of Copper Canyon Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Copper Canyon Options.

6.        Risk Factors Related to the Offer

The Offer is subject to certain risks and uncertainties, including without limitation those set out in this Section 6. Additional risks and uncertainties relating to NovaGold are discussed or referred to in the Annual Information Form and the management’s discussion and analysis for NovaGold incorporated by reference herein and available on SEDAR at www.sedar.com and available at the SEC website located at www.sec.gov. Additional risks and uncertainties relating to Copper Canyon are discussed or referred to in the documents filed by Copper Canyon with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

The NovaGold Shares issued in connection with the Offer may have a market value different than expected

NovaGold is offering to purchase Copper Canyon Shares on the basis of 0.0425 of a NovaGold Share for each Copper Canyon Share. Therefore, each Copper Canyon Shareholder would be entitled to receive 0.0425 of a NovaGold Share for each Copper Canyon Share tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of NovaGold Shares, the market values of NovaGold Shares and Copper Canyon Shares at the time of the take up of Copper Canyon Shares under the Offer may vary significantly from the values at the date the offer was announced, the date of this Offer and Circular or the date that Copper Canyon Shareholders tender their Copper Canyon Shares. If the market price of NovaGold Shares declines, the value of the consideration received by Copper Canyon Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of NovaGold, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market, social and economic conditions, changes in laws, political changes, commodity price changes and other factors over which NovaGold has no control. In addition, currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer and Circular or the date that non-Canadian Copper Canyon Shareholders tender their Copper Canyon Shares. These changes may significantly affect the value of the consideration received for tendered Copper Canyon Shares by non-Canadian Copper Canyon Shareholders.

NovaGold has not verified the reliability of the information regarding Copper Canyon included in, or which may have been omitted from, the Offer and Circular

NovaGold has relied exclusively upon publicly available information and records on file for Copper Canyon in connection with the information provided herein. All historical information regarding Copper Canyon contained in the Offer and Circular, including all Copper Canyon financial information and all pro forma financial information reflecting the pro forma effects of a combination of Copper Canyon and NovaGold which are derived in part from Copper Canyon’s financial information, has been derived from Copper Canyon’s publicly available information. Any inaccuracy or material omission in

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Copper Canyon’s publicly available information, including the information about or relating to Copper Canyon and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans or prospects of the Combined Company or its business, assets, results of operations and condition (financial or otherwise).

Change of control provisions in Copper Canyon’s agreements triggered upon the acquisition of Copper Canyon may lead to adverse consequences

NovaGold will hold Copper Canyon Shares representing a majority of the voting rights of Copper Canyon if the Offer is successful. Copper Canyon may be a party to agreements or arrangements that contain change of control provisions that may be triggered following completion of the Offer. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Copper Canyon’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the business, prospects, assets, results of operations and condition (financial or otherwise) of the Combined Company.

The market and listing for Copper Canyon Shares may be affected if NovaGold takes up any Copper Canyon Shares

The purchase of any Copper Canyon Shares by NovaGold under the Offer will reduce the number of Copper Canyon Shares that might otherwise trade publicly, as well as the number of Copper Canyon Shareholders, and, depending on the number of Copper Canyon Shareholders depositing and the number of Copper Canyon Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Copper Canyon Shares held by the public. After the purchase of the Copper Canyon Shares under the Offer, it may be possible for Copper Canyon to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada and in any other jurisdiction in which there is an insignificant number of Copper Canyon Shareholders. See Section 16 of this Circular, “Effect of the Offer on the Market for and Listing of Copper Canyon Shares”.

The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Copper Canyon Shares from the TSXV. Among such criteria are the number of Copper Canyon Shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Copper Canyon Shares purchased under the Offer, it is possible that the Copper Canyon Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Copper Canyon Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Copper Canyon Shares. Additionally, to the extent permitted under applicable laws and TSXV rules, NovaGold intends to cause Copper Canyon to apply to delist the Copper Canyon Shares from the TSXV as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary. If the Copper Canyon Shares are delisted and Copper Canyon ceases to be a “public corporation” for the purposes of the Tax Act, the Copper Canyon Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to Non-Resident Holders of the Copper Canyon Shares, as described in Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

After the consummation of the Offer, Copper Canyon would become a majority-owned subsidiary of NovaGold and NovaGold’s interests could differ from those of the Copper Canyon Shareholders

After the consummation of the Offer, NovaGold may, depending on the number of Copper Canyon Shares taken up by NovaGold under the Offer, have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Copper Canyon Shareholders, including adopting certain amendments to Copper Canyon’s constating documents and approving mergers or sales of Copper Canyon’s assets. In particular, after the consummation of the Offer, NovaGold may integrate Copper Canyon and NovaGold, by amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction for the purpose of enabling NovaGold or an affiliate of NovaGold to acquire all Copper Canyon Shares not acquired pursuant to the Offer. In any of these contexts, NovaGold’s interests with respect to Copper Canyon may differ from those of any remaining minority Copper Canyon Shareholders who do not deposit their Copper Canyon Shares.

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The acquisition of Copper Canyon by NovaGold may not be successfully completed without the possibility of Copper Canyon Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction or Compulsory Acquisition

In order for NovaGold to acquire all of the issued and outstanding Copper Canyon Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Subsequent Acquisition Transaction may result in Copper Canyon Shareholders having the right to dissent and demand payment of the fair value of their Copper Canyon Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Copper Canyon Shareholders for their Copper Canyon Shares. There is no assurance that a Subsequent Acquisition Transaction can be completed without Copper Canyon Shareholders exercising dissent rights in respect of a substantial number of Copper Canyon Shares, which could result in additional costs and expenses to NovaGold and the requirement to make a cash payment for such Copper Canyon Shares. A Compulsory Acquisition would give rise to appraisal remedies.

The Offer is conditional upon, among other things, the receipt of any consents and approvals from governments, if required

The Offer is conditional upon, among other things, NovaGold having obtained any government or regulatory approvals, consents and clearances necessary or deemed advisable by NovaGold including, without limitation, those under applicable competition, merger control, antitrust or other similar laws, if any. See Section 2 of the Offer, “Conditions of the Offer”. Based upon an examination of publicly available information relating to the business of Copper Canyon, NovaGold does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns or other regulatory consents or approvals, however, NovaGold cannot be assured that no such concerns will arise or consents or approvals will be required and, if required, a substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, assets, condition (financial or otherwise) or results of operations of NovaGold.

See Section 17 of this Circular, “Regulatory Matters”.

NovaGold may not realize the benefits of the Combined Company’s new properties

As part of its strategy, NovaGold will continue its efforts to explore and develop new properties and will have an expanded portfolio of such properties as a result of the combination with Copper Canyon if the Offer is successful. A number of risks and uncertainties are associated with the exploration and development of these types of properties, including exploration, development, political, social, regulatory, design, construction, labour, operating, technical and technological risks and uncertainties relating to capital and other costs and financing risks.

Copper Canyon Shareholders will realize dilution of their interest

Copper Canyon Shareholders’ ownership interest in NovaGold will be significantly diluted relative to their current ownership interest in Copper Canyon.

See Section 9 of this Circular, “Information About Copper Canyon — Share Capital of Copper Canyon”.

Price and volatility of public stock

The market price of securities of NovaGold has experienced wide fluctuations which may not necessarily be related to the operating performance, underlying asset values or prospects of NovaGold. It may be anticipated that any market for NovaGold Shares will be subject to market trends generally and the value of NovaGold Shares on the TSX and NYSE-AMEX may be affected by such volatility.

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The enforcement of shareholder rights by Copper Canyon Shareholders resident in the United States may be adversely affected by the combination of Copper Canyon and NovaGold

The enforcement by Copper Canyon Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that NovaGold is incorporated under the laws of the Province of Nova Scotia, Canada, that Copper Canyon is incorporated under the laws of the Province of Alberta, Canada, and that some of both of NovaGold’s and Copper Canyon’s officers and directors are residents of Canada, the Information Agent and Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of NovaGold and Copper Canyon and of the above mentioned persons may be located outside of the United States. You may not be able to sue NovaGold, Copper Canyon, or their respective officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel NovaGold, Copper Canyon and their respective affiliates to subject themselves to a U.S. court’s judgment.

Additional Risk Factors

In assessing the Offer, Copper Canyon Shareholders should also carefully review the risks and uncertainties described in NovaGold’s Annual Information Form and its management’s discussion and analysis incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Copper Canyon may be subject to risks and uncertainties that may or may not be applicable or material to NovaGold at the present time, but that may apply to the Combined Company. Risk factors relating to Copper Canyon can be found in Copper Canyon’s most recent management’s discussion and analysis filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

7.        Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of (i) NovaGold’s historical consolidated financial information as at and for the fiscal years ended November 30, 2009 and 2008 and as at and for the nine-month periods ended August 31, 2010 and 2009, (ii) unaudited pro forma consolidated financial information for NovaGold giving effect to the proposed acquisition of Copper Canyon as if such had occurred as at August 31, 2010 for the purposes of the pro forma consolidated balance sheet information, and as at December 1, 2008 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended November 30, 2009 and the nine-month period ended August 31, 2010. The historical financial information of NovaGold as at and for the fiscal years ended November 30, 2009 and 2008 has been derived from NovaGold’s audited consolidated financial statements, and the historical financial information of NovaGold as at and for the nine-month periods ended August 31, 2010 and 2009 has been derived from NovaGold’s unaudited interim consolidated financial statements, each of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The historical financial information for Copper Canyon as at and for the nine-month period ended September 30, 2010 and the fiscal years ended December 31, 2009 and 2008 has been derived from Copper Canyon’s audited and unaudited consolidated financial statements, which can be found on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule “A” hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of NovaGold and the accompanying notes thereto attached as Schedule “A” to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for NovaGold gives effect to the proposed acquisition of Copper Canyon as if such had occurred as at August 31, 2010 for the purposes of the pro forma consolidated balance sheet information and as at December 1, 2008 for the purposes of the pro forma consolidated statements of operations for the fiscal year ended November 30, 2009 and the nine-month period ended August 31, 2010. In preparing the unaudited pro forma consolidated financial statement information, management of NovaGold has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between NovaGold and Copper Canyon due to the limited publicly available information of Copper Canyon. Any potential synergies that may be realized after consummation of the transaction

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have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of NovaGold and accompanying notes attached as Schedule “A” to the Offer and Circular.

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Summary of Consolidated Financial Information of NovaGold

Nine month period ended August 31, 2010 and fiscal years ended November 30, 2009 and 2008

In $000’s except per share amounts

	Nine months ended August 31, 2010 $	Year ended November 30, 2009 $	Year ended November 30, 2008 $
Net revenues	546	1,344	4,270
Expenses and other items	(183,736)	(80,770)	(195,212)
Loss for the year	(182,068)	(73,364)	(194,972)
Loss per share – basic and diluted	(0.87)	(0.42)	(1.84)
Total assets	822,594	781,253	777,185
Total long-term financial liabilities	(194,090)	(142,212)	(180,671)

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Summary of Unaudited Pro Forma Consolidated Financial Information of NovaGold

Pro forma consolidated balance sheet information as of August 31, 2010

In $000’s

August 31, 2010 $
Current assets	178,143
Mineral properties, rights and development costs	310,481
Total assets	869,972
Total liabilities	(207,319)
Shareholders’ Equity	(662,653)

Pro forma consolidated statements of operation information for nine months ended August 31, 2010 and year ended November 30, 2009

In $000’s except per share amounts

	Nine months ended August 31, 2010 $	Year ended November 30, 2009 $
Net revenues	549	1,348
Expenses and other items	(184,284)	(81,299)
Loss for the year	(182,601)	(73,889)
Loss per share – basic and diluted	(0.87)	(0.42)

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8.        Information About NovaGold

Overview

NovaGold is governed by the NSCA and its principal offices are located at Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4. The registered and records office is located at Purdy's Wharf Tower II, 1300-1969 Upper Water Street, P.O. Box 730, Halifax, Nova Scotia B3J 2V1.

NovaGold is a precious metals company engaged in the exploration and development of mineral properties situated principally in Alaska, U.S. and British Columbia, Canada. NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek. NovaGold believes it offers good leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has an established track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties.

NovaGold’s common shares are listed on the TSX and NYSE-AMEX under the symbol “NG”.

NovaGold is a reporting issuer or the equivalent in all of the provinces of Canada and files its continuous disclosure documents with the relevant Canadian securities regulatory authorities. Such documents are available at www.sedar.com. NovaGold is also a reporting issuer in the United States and has filed a Registration Statement on Form F-8 and certain other documents with the SEC. The Registration Statement and such other documents are available at www.sec.gov.

Authorized and Outstanding Share Capital

NovaGold’s authorized share capital consists of 1,000,000,000 NovaGold Shares without par value and 10,000,000 preferred shares, issuable in series. As at January 12, 2011, there were 232,186,447 NovaGold Shares and no preferred shares issued and outstanding. There are no limitations contained in the articles or bylaws of NovaGold on the ability of a person who is not a Canadian resident to hold NovaGold Shares or exercise the voting rights associated with NovaGold Shares. A summary of the rights of the NovaGold Shares is set forth below.

NovaGold Shares

All of the NovaGold Shares rank equally as to voting rights, participation in a distribution of the assets of NovaGold on a liquidation, dissolution or winding-up of NovaGold and the entitlement to dividends. The holders of the NovaGold Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each NovaGold Share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of NovaGold or other distribution of its assets, the holders of the NovaGold Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after NovaGold has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the board of directors of NovaGold. Provisions as to the modification, amendment or variation of the rights attached to the NovaGold Shares are contained in NovaGold’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

NovaGold’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of NovaGold. The preferred shares rank ahead of the NovaGold Shares with respect to the payment of dividends and the payment of capital.

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Dividend Policy

NovaGold has not declared or paid any dividends on its common shares since the date of its incorporation. NovaGold intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The board of directors of NovaGold will review this policy from time to time having regard to NovaGold’s financing requirements, financial condition and other factors considered to be relevant.

Prior Sales

The following table sets out prior sales of NovaGold’s Shares for the 12-month period prior to the date of this Offer:

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share ($)	Reason for Issuance

January 7, 2010	931,098	5.56	Consideration for Property Acquisition
January 8, 2010	3,171	6.70	SAR Exercise
January 11, 2010	277	6.82	SAR Exercise
January 11, 2010	797	6.70	SAR Exercise
January 11, 2010	2,833	6.75	SAR Exercise
January 13, 2010	2,137	6.84	SAR Exercise
January 13, 2010	961	6.82	SAR Exercise
January 14, 2010	541	7.01	SAR Exercise
January 28, 2010	5,896	6.05	SAR Exercise
January 29, 2010	4,078	6.31	SAR Exercise
February 12, 2010	4,094	6.32	SAR Exercise
February 12, 2010	154	6.40	SAR Exercise
February 23, 2010	22,889	6.14	SAR Exercise
March 9, 2010	18,181,818	US$ 5.50	Non-Brokered Placement
March 11, 2010	13,636,364	US$ 5.50	Non-Brokered Placement
March 16, 2010	3,930	5.25	SAR Exercise
March 17, 2010	55,865	2.45	SAR Exercise
March 19, 2010	26,978	2.45	SAR Exercise
March 19, 2010	1,094	5.25	SAR Exercise
March 19, 2010	128	6.40	SAR Exercise
March 22, 2010	5,400	1.01	SAR Exercise
March 23, 2010	11,976	1.01	SAR Exercise
March 23, 2010	6,818	2.45	SAR Exercise
March 24, 2010	26,967	2.45	SAR Exercise
March 25, 2010	759	2.45	SAR Exercise
March 25, 2010	6,289	5.25	SAR Exercise
March 26, 2010	868	2.45	SAR Exercise

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Date of Issuance	Number of Common Shares Issued	Price per Common Share ($)	Reason for Issuance
March 26, 2010	1,883	5.25	SAR Exercise
April 6, 2010	89,711	0.75	SAR Exercise
April 7, 2010	18,352	2.45	SAR Exercise
April 7, 2010	548	4.28	SAR Exercise
April 8, 2010	6,826	2.45	SAR Exercise
April 8, 2010	5,701	5.25	SAR Exercise
April 8, 2010	475	6.40	SAR Exercise
April 12, 2010	7,886	2.45	SAR Exercise
April 12, 2010	2,659	4.62	SAR Exercise
April 13, 2010	2,283	2.45	SAR Exercise
April 14, 2010	6,902	2.45	SAR Exercise
April 14, 2010	3,362	5.25	SAR Exercise
April 15, 2010	3,443	2.45	SAR Exercise
April 22, 2010	2,258	2.45	SAR Exercise
April 28, 2010	14,800	1.01	SAR Exercise
April 28, 2010	695	2.45	SAR Exercise
April 28, 2010	37,111	5.25	SAR Exercise
April 28, 2010	145	6.40	SAR Exercise
April 29, 2010	11,459	1.01	SAR Exercise
April 29, 2010	697	2.45	SAR Exercise
April 29, 2010	374	6.40	SAR Exercise
April 30, 2010	10,453	2.45	SAR Exercise
April 30, 2010	3,644	5.25	SAR Exercise
May 3, 2010	44,495	2.45	SAR Exercise
May 3, 2010	364,863	nil	Performance Shares Grant
May 4, 2010	7,972	2.45	SAR Exercise
May 5, 2010	24,588	2.45	SAR Exercise
May 5, 2010	1,534	5.25	SAR Exercise
May 12, 2010	182	6.40	SAR Exercise
May 13, 2010	10,601	5.25	SAR Exercise
May 13, 2010	433	6.40	SAR Exercise
May 14, 2010	5,769	5.25	SAR Exercise
May 17, 2010	3,206	2.45	SAR Exercise
May 20, 2010	16,570	5.77	SAR Exercise
May 28, 2010	4,040	2.45	SAR Exercise
May 28, 2010	6,256	5.25	SAR Exercise
May 31, 2010	3,354	5.25	SAR Exercise
June 7, 2010	222	2.45	SAR Exercise
June 7, 2010	4,147	5.25	SAR Exercise

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Date of Issuance	Number of Common Shares Issued	Price per Common Share ($)	Reason for Issuance
June 21, 2010	2,557	3.60	SAR Exercise
July 8, 2010	2,000,000	US$ 1.50	Warrants Exercise
July 13, 2010	2,307,691	US$ 1.50	Warrants Exercise
July 14, 2010	313	2.45	SAR Exercise
August 18, 2010	9,039	4.28	SAR Exercise
August 27, 2010	3,333	2.45	SAR Exercise
August 27, 2010	4,450	5.25	SAR Exercise
August 30, 2010	4,479	2.45	SAR Exercise
August 30, 2010	6,044	5.25	SAR Exercise
August 31, 2010	8,451	5.25	SAR Exercise
August 31, 2010	419	6.40	SAR Exercise
September 1, 2010	100	5.25	SAR Exercise
September 2, 2010	1,567	6.40	SAR Exercise
September 3, 2010	1,300	5.25	SAR Exercise
September 7, 2010	5,171	5.25	SAR Exercise
September 8, 2010	3,400	2.45	SAR Exercise
September 8, 2010	1,718	5.25	SAR Exercise
September 9, 2010	1,908	6.40	SAR Exercise
September 10, 2010	16,981	6.60	SAR Exercise
September 13, 2010	15,146	1.99	SAR Exercise
September 13, 2010	3,583	2.45	SAR Exercise
September 13, 2010	8,662	5.25	SAR Exercise
September 14, 2010	1,079	2.45	SAR Exercise
September 14, 2010	11,649	5.25	SAR Exercise
September 14, 2010	3,550	6.40	SAR Exercise
September 16, 2010	4,437	2.45	SAR Exercise
September 16, 2010	4,186	5.25	SAR Exercise
September 16, 2010	385	5.50	SAR Exercise
September 16, 2010	240	6.40	SAR Exercise
September 16, 2010	1,219	8.86	SAR Exercise
September 17, 2010	366	2.45	SAR Exercise
September 17, 2010	2,140	5.25	SAR Exercise
September 17, 2010	247	6.40	SAR Exercise
September 24, 2010	389	5.50	SAR Exercise
September 27, 2010	2,073	5.25	SAR Exercise
October 1, 2010	17,321	5.25	SAR Exercise
October 4, 2010	2,174	5.25	SAR Exercise
October 8, 2010	2,222	5.25	SAR Exercise
October 12, 2010	4,913	2.45	SAR Exercise

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Date of Issuance	Number of Common Shares Issued	Price per Common Share ($)	Reason for Issuance
October 12, 2010	3,125	6.60	SAR Exercise
October 13, 2010	2,307	5.25	SAR Exercise
October 19, 2010	2,241	2.45	SAR Exercise
October 27, 2010	1,734	6.40	SAR Exercise
October 27, 2010	2,177	6.60	SAR Exercise
October 28, 2010	38,146	2.45	SAR Exercise
October 28, 2010	3,884	5.25	SAR Exercise
October 28, 2010	617	5.50	SAR Exercise
October 28, 2010	307	6.40	SAR Exercise
November 2, 2010	6,101	5.25	SAR Exercise
November 2, 2010	1,931	6.40	SAR Exercise
November 2, 2010	1,886	6.60	SAR Exercise
November 3, 2010	11,889	2.45	SAR Exercise
November 3, 2010	10,117	5.25	SAR Exercise
November 3, 2010	5,414	5.25	SAR Exercise
November 3, 2010	11,957	5.77	SAR Exercise
November 4, 2010	1,188	2.45	SAR Exercise
November 4, 2010	3,326	5.25	SAR Exercise
November 4, 2010	591	7.62	SAR Exercise
November 5, 2010	12,029	2.45	SAR Exercise
November 5, 2010	26,585	5.25	SAR Exercise
November 8, 2010	8,560	5.25	SAR Exercise
November 9, 2010	42,979	2.45	SAR Exercise
November 9, 2010	6,307	5.25	SAR Exercise
November 9, 2010	635	6.40	SAR Exercise
November 9, 2010	3,891	6.60	SAR Exercise
November 10, 2010	4,364	2.45	SAR Exercise
November 10, 2010	22,360	5.25	SAR Exercise
November 12, 2010	9,720	2.45	SAR Exercise
November 12, 2010	53,591	5.25	SAR Exercise
November 12, 2010	452	6.40	SAR Exercise
November 12, 2010	11,699	6.60	SAR Exercise
November 15, 2010	18,559	2.45	SAR Exercise
November 15, 2010	21,654	5.25	SAR Exercise
November 15, 2010	4,649	8.16	SAR Exercise
November 15, 2010	9,480	8.86	SAR Exercise
November 16, 2010	629	2.45	SAR Exercise
November 16, 2010	15,533	5.25	SAR Exercise
November 16, 2010	9,507	6.40	SAR Exercise

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Date of Issuance	Number of Common Shares Issued	Price per Common Share ($)	Reason for Issuance
November 16, 2010	3,387	6.60	SAR Exercise
November 16, 2010	4,649	8.16	SAR Exercise
November 23, 2010	3,278	5.25	SAR Exercise
November 23, 2010	8,429	7.98	SAR Exercise
November 24, 2010	790	10.16	SAR Exercise
November 25, 2010	2,508	2.45	SAR Exercise
November 25, 2010	8,927	5.25	SAR Exercise
November 26, 2010	76,402	3.45	SAR Exercise
December 3, 2010	9,801	5.25	SAR Exercise
December 8, 2010	458	6.40	SAR Exercise
December 8, 2010	5,739	7.62	SAR Exercise
December 9, 2010	18,119	2.45	SAR Exercise
December 9, 2010	18,951	5.25	SAR Exercise
December 9, 2010	5,700	8.86	SAR Exercise
December 10, 2010	2,417	6.60	SAR Exercise
December 10, 2010	3,495	8.86	SAR Exercise
December 10, 2010	10,358	10.16	SAR Exercise
December 13, 2010	639,969	US$ 1.50	Warrants Exercise
December 14, 2010	8,417	2.45	SAR Exercise
December 15, 2010	5,360,000	US$ 1.50	Warrants Exercise
December 16, 2010	100,000	0.62	SAR Exercise
December 16, 2010	1,492	8.86	SAR Exercise
December 30, 2010	460	6.40	SAR Exercise

Price Range and Trading Volume of NovaGold Shares

The NovaGold Shares are listed and posted for trading on the TSX and the NYSE-AMEX under the symbol “NG”. The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the NovaGold Shares on the TSX.

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	NovaGold Shares on the TSX
	High	Low	Close	Volume
	($)	($)	($)	(000’s)
January 2010	$7.20	$5.55	$5.60	6,868
February 2010	$6.58	$5.32	$6.07	7,411
March 2010	$7.95	$6.07	$7.26	25,654
April 2010	$9.25	$7.29	$8.99	10,011
May 2010	$9.22	$6.54	$7.57	12,005
June 2010	$8.04	$6.93	$7.42	9,252
July 2010	$7.04	$6.00	$6.37	8,725
August 2010	$7.94	$6.32	$7.94	6,030
September 2010	$9.43	$7.40	$8.93	8,983
October 2010	$11.48	$8.82	$11.44	10,527
November 2010	$15.41	$11.36	$14.78	14,257
December 2010	$16.92	$13.22	$14.21	11,142
January 1 - 13, 2011	$14.32	$12.84	$13.77	4,292

The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the NovaGold Shares on the NYSE-AMEX.

	NovaGold Shares on the NYSE-AMEX
	High	Low	Close	Volume
	(US$)	(US$)	(US$)	(000’s)
January 2010	$6.98	$5.20	$5.26	5,842
February 2010	$6.28	$4.96	$5.82	7,020
March 2010	$7.82	$5.79	$7.14	8,544
April 2010	$9.18	$7.20	$8.85	7,251
May 2010	$9.11	$6.11	$7.17	13,535
June 2010	$7.78	$6.63	$6.98	9,612
July 2010	$6.84	$5.81	$6.19	6,131
August 2010	$7.44	$6.09	$7.43	4,323
September 2010	$9.19	$7.10	$8.74	7,307
October 2010	$11.29	$8.58	$11.23	7,077
November 2010	$15.40	$11.20	$14.39	12,437
December 2010	$16.90	$13.15	$14.27	12,171
January 1 - 13, 2011	$14.49	$12.80	$13.95	5,794

NovaGold announced its intention to make an offer for the Copper Canyon Shares before market open on December 20, 2010. On December 17, 2010, the last trading day prior to such announcement, the closing price of NovaGold Shares on the TSX was $14.01 and on NYSE-AMEX was US$14.22.

Pro Forma NovaGold Shares Outstanding and Ownership

			% Upon
	# of NovaGold		Completion of
	Shares		the Offer
NovaGold Shares Outstanding
Existing NovaGold Shareholders (as of January 12, 2011)	232,186,447		98.96%
Issued to Copper Canyon Shareholders (as of December 29, 2010)	2,434,083	(1)	1.04%
TOTAL:	234,620,530		100.00%

(1) Assumes that all of the 4,600,000 outstanding Copper Canyon Options are exercised.

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Consolidated Capitalization

The following table sets forth NovaGold’s consolidated capitalization as at August 31, 2010, adjusted to give effect to any material changes in the share capital of NovaGold since August 31, 2010, the date of NovaGold’s most recent unaudited consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto, the unaudited consolidated financial statements of NovaGold as at and for the nine-month period ended August 31, 2010 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

		As at
		August 31, 2010
	As at	After Giving Effect
	August 31, 2010	to the Offer
	(All amounts in $000’s)
NovaGold Shares
(Authorized — 1,000,000,000)	1,074,795	1,108,944
Warrants	28,488	28,488
Options	31,845	31,845
Contributed surplus	8,629	8,629
Accumulated other comprehensive income	231	231
Equity component of convertible loan	43,352	43,352
(Deficit) retained earnings	(854,326)	(854,326)
Total capitalization	333,014	367,163

_____________________________
(1)        Assumes that all of the outstanding Copper Canyon Options are exercised.

NovaGold will treat the acquisition of Copper Canyon as a business combination using the purchase price method with NovaGold identified as the acquirer.

NovaGold Documents Incorporated by Reference and Further Information

The following documents of NovaGold are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	Annual Information Form for the year ended November 30, 2009 dated February 17, 2010;

(b)

audited comparative consolidated financial statements of NovaGold for the years ended November 30, 2009 and 2008 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2009;

(c)	management information circular of NovaGold dated April 10, 2010 prepared in connection with NovaGold’s annual meeting of shareholders held on May 26, 2010;

(d)

interim unaudited comparative consolidated financial statements of NovaGold for the period ended August 31, 2010 together with the notes thereto, including management’s discussion and analysis for the period ended August 31, 2010;

(e)	material change report dated December 10, 2009, announcing the filing of a preliminary short form base shelf prospectus up to an aggregate initial offering price of US$500,000,000;

(f)	material change report dated January 7, 2010, announcing the appointment of Gil Leathley as Senior Advisor to the President, an update on NovaGold’s projects and updated reserve/resource estimates;

(g)	material change report dated March 3, 2010, announcing the entering into a memorandum of understanding to settle outstanding class action lawsuits;

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(h)

material change report dated March 5, 2010, announcing the non-brokered offering of 18,181,818 NovaGold Shares to several investment funds managed by Paulson & Co. Inc. at a price of US$5.50 per share for gross proceeds of US$99,999,999;

(i)

material change report dated March 8, 2010, announcing the non-brokered offering of 13,636,364 NovaGold Shares to Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC at a price of US$5.50 per share for gross proceeds of US$75,000,002;

(j)

material change report dated March 11, 2010, announcing that Donlin Creek LLC and Calista Corporation approved certain amendments to the lease for subsurface and surface rights in connection with the Donlin Creek property;

(k)	material change report dated April 5, 2010, announcing that Robert J. (Don) MacDonald, Senior Vice President and Chief Financial Officer will be leaving NovaGold effective immediately;

(l)	material change report dated December 3, 2010, announcing the appointment of Gil Leathley to the position of Senior Vice President and Chief Operating Officer; and

(m)	material change report dated December 21, 2010, announcing NovaGold’s intention to make an offer to acquire all of the outstanding shares of Copper Canyon.

Any documents of NovaGold of the type referred to above (excluding confidential material change reports) filed by NovaGold with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into this Circular and will be incorporated into the Registration Statement on Form F-8 of which this Offer and Circular forms a part, by amendment. In addition, to the extent that any document or information incorporated by reference into the Circular is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Circular, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Circular forms a part. In addition, we may incorporate by reference into the Circular information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada. Copies of the documents incorporated by reference in the Circular regarding NovaGold may be obtained on request without charge at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia V6C 1S4 at (604) 669-6227. For purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained without charge from the Director, Communications and Investor Relations of NovaGold at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com. Information contained in or otherwise accessed through NovaGold’s website, www.novagold.net, or any other website does not form part of this Offer and Circular.

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9.        Information About Copper Canyon

Overview

Copper Canyon is a junior exploration company created by way of Plan of Arrangement with Eagle Plains on June 9, 2006. Copper Canyon owns or has an interest in the Copper Canyon, Severance and Abo (Harrison) Gold properties, all of which were transferred to Copper Canyon by Eagle Plains pursuant to the Arrangement. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. The Copper Canyon property is adjacent to the Galore Creek project which is owned equally by NovaGold and Teck.

The Copper Canyon Shares are listed and posted for trading on the TSXV under the symbol “CPY”.

Copper Canyon is incorporated under the laws of Alberta, Canada and its corporate administrative office is located at Suite 200, 44 – 12th Avenue South, Cranbrook, British Columbia V1C 2R7. The telephone number for its corporate and administrative office is (250) 426-0749.

See Section 2 of the Circular, “Copper Canyon”.

Share Capital of Copper Canyon

Copper Canyon is authorized to issue an unlimited number of common shares without par value of which 52,672,545 common shares were issued at December 29, 2010 and an unlimited number of first and second preference shares without par value of which no preference shares were issued at December 29, 2010. Copper Canyon Shareholders are entitled to receive notice of and attend all meetings of Copper Canyon Shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Copper Canyon Shareholders are entitled to dividends if, as and when declared by the Copper Canyon Board of Directors. Copper Canyon Shareholders are entitled upon liquidation, dissolution or winding up of Copper Canyon to receive the remaining assets of Copper Canyon available for distribution to Copper Canyon Shareholders. Copper Canyon Shares include associated SRP Rights under Copper Canyon’s Shareholder Rights Plan.

Price Range and Trading Volume of Copper Canyon Shares

The Copper Canyon Shares are listed and posted for trading on the TSXV under the symbol “CPY”. The following table sets forth, for the periods indicated, the reported high, low and closing trading prices and the aggregate volume of trading of the Copper Canyon Shares on the TSXV.

	Copper Canyon Shares on the TSX
	High	Low	Close	Volume
	($)	($)	($)	(000s)
January 2010	$0.41	$0.17	$0.32	2,784
February 2010	$0.36	$0.30	$0.35	768
March 2010	$0.35	$0.26	$0.27	1,273
April 2010	$0.36	$0.27	$0.31	481
May 2010	$0.34	$0.25	$0.28	770
June 2010	$0.27	$0.22	$0.23	478
July 2010	$0.23	$0.17	$0.21	349
August 2010	$0.25	$0.20	$0.23	320
September 2010	$0.28	$0.22	$0.24	514
October 2010	$0.40	$0.23	$0.37	1,049
November 2010	$0.63	$0.34	$0.50	2,303
December 2010	$0.82	$0.40	$0.73	3,193
January 1 - 13, 2011	$0.88	$0.69	$0.87	1,307

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NovaGold announced its intention to make an offer for Copper Canyon prior to market open on December 20, 2010. On December 17, 2010, the last trading day prior to such announcement, the closing price of Copper Canyon Shares on the TSXV was $0.42.

10.      Acquisition of Copper Canyon Shares Not Deposited Under the Offer

It is the Offeror’s intention that, if it takes up and pays for Copper Canyon Shares deposited under the Offer, it will enter into one or more transactions to enable NovaGold or an affiliate of NovaGold to acquire all Copper Canyon Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Copper Canyon Shares, other than Copper Canyon Shares held by or on behalf of NovaGold or its “affiliates” or “associates” (as defined in the ABCA), and NovaGold acquires such deposited Copper Canyon Shares, then NovaGold intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Copper Canyon Shares held by each Shareholder who did not accept the Offer and any Person who subsequently acquires any such Copper Canyon Shares (each, a “Dissenting Offeree”) on the same terms (including the Offered Consideration) as the Copper Canyon Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise this statutory right, NovaGold must give notice in prescribed form (the “NovaGold’s Notice”) to the Dissenting Offerees and Copper Canyon within 60 days after the termination of the Offer and in any event within 180 days after the Offer. Within 20 days of giving NovaGold's Notice, NovaGold must pay or transfer to Copper Canyon the consideration NovaGold would have had to pay to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of NovaGold’s Notice, each Dissenting Offeree must send the certificate(s) evidencing the Copper Canyon Shares held by such Dissenting Offeree to Copper Canyon and must elect either (i) to transfer such Copper Canyon Shares to NovaGold on the terms on which NovaGold acquired Copper Canyon Shares under the Offer; or (ii) to demand payment of the fair value of the Copper Canyon Shares by so notifying NovaGold. If the Dissenting Offeree fails to notify NovaGold within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Copper Canyon Shares to NovaGold on the same terms (including the Offered Consideration) that NovaGold acquired the Copper Canyon Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Copper Canyon Shares, NovaGold may, within 20 days after NovaGold has paid the money to Copper Canyon, apply to the Court of Queen’s Bench of Alberta (the “Court”) to fix the fair value of the Copper Canyon Shares of that Dissenting Offeree. If NovaGold fails to apply to the Court within 20 days after it made the payment to Copper Canyon, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or NovaGold within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Copper Canyon Shares to NovaGold on the same terms that NovaGold acquired Copper Canyon Shares from the Copper Canyon Shareholders who accepted the Offer. Any judicial determination of the fair value of the Copper Canyon Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition which may become available to NovaGold. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If NovaGold takes up and pays for Copper Canyon Shares validly deposited under the Offer and NovaGold is not entitled to effect or elects not to pursue a Compulsory Acquisition, NovaGold intends to take such action as is necessary, including

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causing a special meeting of Copper Canyon Shareholders to be called to consider a statutory arrangement, involving Copper Canyon and NovaGold, or a subsidiary of Copper Canyon or an affiliate of NovaGold, for the purpose of enabling NovaGold or an affiliate of NovaGold to acquire all Copper Canyon Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Copper Canyon may continue as a separate subsidiary of NovaGold following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Copper Canyon Shares acquired pursuant to the Offer. If NovaGold takes up and pays for 662/3% of the Copper Canyon Shares issued and outstanding on a fully-diluted basis, under the Offer, NovaGold will own sufficient Copper Canyon Shares to effect a Subsequent Acquisition Transaction. NovaGold reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Copper Canyon Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Copper Canyon Shares will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Copper Canyon and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA and Copper Canyon’s constating documents require the approval of 662/3% of the votes cast by holders of the outstanding Copper Canyon Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Copper Canyon Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Copper Canyon Shareholders.

In relation to the Offer and any business combination, the “minority” Copper Canyon Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Copper Canyon Shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of the issuer, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Copper Canyon Shares acquired under the Offer as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Copper Canyon Shareholder who tendered such Copper Canyon Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration

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per Copper Canyon Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Copper Canyon Shares.

The Offeror currently intends (i) that the consideration offered per Copper Canyon Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the Offered Consideration paid to Copper Canyon Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each NovaGold Share shall be deemed to be at least equal in value to each NovaGold Share offered under the Offer); (ii) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (iii) to cause any Copper Canyon Shares acquired under the Offer to be voted in favour of any such Subsequent Acquisition Transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Any Subsequent Acquisition Transaction may also result in Copper Canyon Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Copper Canyon Shares. The exercise of such right of dissent, if certain procedures are complied with by the Copper Canyon Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Copper Canyon Shareholder for its Copper Canyon Shares. The fair value so determined could be more or less than the amount paid per Copper Canyon Share pursuant to such transaction or pursuant to the Offer.

If NovaGold proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, NovaGold will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Copper Canyon Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Copper Canyon, or taking no further action to acquire additional Copper Canyon Shares. Any additional purchases of Copper Canyon Shares could be at a price greater than, equal to or less than the value of the Offered Consideration to be paid for Copper Canyon Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, NovaGold may sell or otherwise dispose of any or all Copper Canyon Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by NovaGold, which may vary from the terms and the value of the Offered Consideration.

The tax consequences to a Copper Canyon Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Copper Canyon Shareholder of accepting the Offer. See Section 19 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 20 of this Circular, “Certain U.S. Income Tax Consequences”. Copper Canyon Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority Copper Canyon Shareholders.

Copper Canyon Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

11.      Ownership of and Trading in Securities of Copper Canyon and Benefits from the Offer

NovaGold and its affiliates beneficially own, directly or indirectly, 600,000 Copper Canyon Shares. Aside from the foregoing, no securities of Copper Canyon are currently owned beneficially, directly or indirectly, nor is control or direction

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currently exercised over any securities of Copper Canyon, by the Offeror or its directors or senior officers except for 23,000 Copper Canyon Shares owned by Rick Van Nieuwenhuyse, President and Chief Executive Officer of NovaGold, or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of NovaGold, (b) any person holding more than 10% of any class of NovaGold’s equity securities, or (c) any person acting jointly or in concert with NovaGold.

During the six-month period preceding the date of the Offer, no securities of Copper Canyon have been traded by: (a) the Offeror, (b) any director or senior officer of the Offeror, or (c) to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by (i) any associate of the directors or senior officers of the Offeror, (ii) any person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any person or company acting jointly or in concert with the Offeror.

No person referred to under this Section 11 will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Copper Canyon Shareholder who participates in the Offer.

12.      Commitments to Acquire Securities of Copper Canyon

Except pursuant to the Offer, none of the Offeror or any director or senior officer of the Offeror, or to the knowledge of the directors and senior officers of the Offeror after reasonable inquiry, (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror’s equity securities or, (c) any person acting jointly or in concert with the Offeror, has entered into any arrangement, agreement, commitment or understanding to acquire any equity securities of Copper Canyon.

13.      Arrangements, Agreements, Commitments or Understandings

There are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or senior officers of Copper Canyon and no payments or other benefits are proposed to be made or given by the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful. There are no contracts, arrangements or understandings, formal or informal, between NovaGold and any securityholder of Copper Canyon with respect to the Offer or between NovaGold and any person or company with respect to any securities of Copper Canyon in relation to the Offer.

14.      Benefits from the Offer

To the knowledge of NovaGold, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or senior officer of Copper Canyon, to any associate of a director or senior officer of Copper Canyon, to any person or company holding more than 10% of any class of equity securities of Copper Canyon or to any person action “jointly or in concert” with NovaGold, other than those that will accrue to Copper Canyon Shareholders generally. Certain Copper Canyon Options and other securities of Copper Canyon that are convertible into or exchangeable or exercisable for Copper Canyon Shares that are not currently convertible into or exchangeable or exercisable for Copper Canyon Shares may become convertible into or exchangeable or exercisable for Copper Canyon Shares upon the completion of the Offer and certain officers or employees of Copper Canyon may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

15.      Material Changes and Other Information

NovaGold has no information that indicates any material change in the affairs of Copper Canyon has occurred since the date of the last published financial statements of Copper Canyon, other than the making of this Offer by NovaGold and such other material changes as have been publicly disclosed by Copper Canyon. NovaGold has no knowledge of any material fact concerning securities of Copper Canyon that has not been generally disclosed by Copper Canyon or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Copper Canyon Shareholders to accept or reject the Offer.

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16.      Effect of the Offer on the Market for and Listing of Copper Canyon Shares

The purchase of Copper Canyon Shares by the Offeror pursuant to the Offer will reduce the number of Copper Canyon Shares that might otherwise trade publicly and will reduce the number of holders of Copper Canyon Shares and, depending on the number of Copper Canyon Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Copper Canyon Shares held by the public.

The rules and regulations of the TSXV establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Copper Canyon Shares from the TSXV. Among such criteria is the number of Copper Canyon Shareholders, the number of Copper Canyon Shares publicly held and the aggregate market value of the Copper Canyon Shares publicly held. Depending on the number of Copper Canyon Shares purchased under the Offer, it is possible that the Copper Canyon Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Copper Canyon Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Copper Canyon Shares.

If permitted by applicable law, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Copper Canyon Shares from the TSXV. If the Copper Canyon Shares are delisted from the TSXV, the extent of the public market for the Copper Canyon Shares and the availability of price or other quotations would depend upon the number of Copper Canyon Shareholders, the number of Copper Canyon Shares publicly held and the aggregate market value of the Copper Canyon Shares remaining at such time, the interest in maintaining a market in Copper Canyon Shares on the part of securities firms, whether Copper Canyon remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Copper Canyon Shares under the Offer, Copper Canyon may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of Canada or may request to cease to be a reporting issuer or its equivalent under the securities laws of Canada and other applicable jurisdictions.

17.      Regulatory Matters

The Offeror’s obligation to take up and pay for Copper Canyon Shares tendered under the Offer is conditional upon all required regulatory approvals having been obtained on terms satisfactory to the Offeror, acting reasonably. NovaGold does not currently intend to take up and pay for Copper Canyon Shares pursuant to the Offer unless NovaGold has obtained, on terms acceptable to it, all approvals, consents and clearances required or deemed appropriate by NovaGold in respect of the purchase of the Copper Canyon Shares under any applicable competition, merger control, antitrust or other similar law or regulation in jurisdictions material to the operations of NovaGold or Copper Canyon.

The distribution of the NovaGold Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of NovaGold Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Copper Canyon Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

A Registration Statement on Form F-8 has been filed with the SEC registering the NovaGold Shares in connection with their offer and sale to Copper Canyon Shareholders pursuant to the Offer as required by the U.S. Securities Act. The resale of NovaGold Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of NovaGold will not be required to be registered in the United States. However, NovaGold Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of NovaGold may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements. In general, an affiliate for this purpose is an officer or director of the Offeror or a shareholder who beneficially owns more than 10% of the outstanding NovaGold Shares.

This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

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The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

The United States Hart-Scott-Rodino Antitrust Improvements Act (“HSR Act”) requires, among other things, that participants in certain proposed business transactions notify the U.S. Federal Trade Commission and the Antitrust Division of the U.S Justice Department at least 30 days prior to the consummation of such transaction. Based upon an examination of the information publicly available relating to Copper Canyon’s business, NovaGold believes that the Offer will not be required to be reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the HSR Act.

Pursuant to U.S. state securities laws, NovaGold will not be permitted to take up and pay for Copper Canyon Shares owned by a U.S. resident until the Offer and sale in the state such person is resident in has been registered with the applicable state regulatory agency or an exemption from such registration is available. In this regard, NovaGold intends to file the appropriate forms to qualify the Offer in all states in which Copper Canyon Shareholders reside. There can be no assurance that all states will approve the offer and sale.

18.      Shareholder Rights Plan

The following is only a summary of the material provisions of the Shareholder Rights Plan of Copper Canyon obtained exclusively from Copper Canyon’s publicly available disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

The Shareholder Rights Plan was ratified by Copper Canyon’s Shareholders at Copper Canyon’s annual general and special meeting of Copper Canyon Shareholders held on June 13, 2007. The Shareholder Rights Plan will expire on June 13, 2012, unless reconfirmed by Copper Canyon Shareholders prior to that date. Copper Canyon made a copy of the Shareholder Rights Plan public on SEDAR at www.sedar.com. Set out below is a description of the Shareholder Rights Plan based exclusively on publicly available disclosure filed by Copper Canyon with the Canadian securities regulatory authorities.

Pursuant to the Shareholder Rights Plan, Copper Canyon issued one right (an “SRP Right”) in respect of each Copper Canyon Common Share (as defined the Shareholder Rights Plan) outstanding as of April 20, 2007 and authorized the issue of one SRP Right for each Copper Canyon Share issued thereafter. The SRP Rights are attached to the Copper Canyon Shares and are not exercisable until the “Separation Time”, which is defined in the Shareholder Rights Plan to mean the close of business on the 10th “Trading Day” (as defined in the Shareholder Rights Plan) after the earlier of: (i) the first date of public announcement that a person has become an Acquiring Person (as described below); (ii) the date of the commencement of or first public announcement of the intent of any person to commence a “Take-Over Bid” (as defined in the Shareholder Rights Plan) other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); or such earlier or later time as may be determined by the Copper Canyon Board of Directors.

After the Separation Time, each SRP Right entitles the holder to purchase one Copper Canyon Share at a price (the “SRP Exercise Price”) of one half of the Market Price (as defined in the Shareholder Rights Plan) (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a person (an “Acquiring Person”) becomes the “Beneficial Owner” (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Copper Canyon Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (a “Flip-In Event”), then after the close of business on the 10th Trading Day (or such later day as the Copper Canyon Board of Directors may determine) after the first date of public announcement by Copper Canyon or an Acquiring Person that an Acquiring Person has become such, each SRP Right will constitute the right to purchase from Copper Canyon upon exercise thereof that number of Copper Canyon Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-In Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to anti-dilution adjustment (thereby effectively acquiring the right to purchase Copper Canyon Shares at a 50% discount). However, SRP Rights held by an Acquiring Person or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, would become void upon the occurrence of a Flip-In Event. The result would be to significantly dilute the shareholdings of any Acquiring Person. “Market Price” for a security on any date of determination means the average of the daily closing prices per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

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Until the Separation Time (or the earlier termination or expiration of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Copper Canyon Shares and will be transferable only together with the associated Copper Canyon Shares. After the Separation Time, separate certificates evidencing the SRP Rights (the “Rights Certificates”), together with a disclosure statement describing the SRP Rights, are required to be mailed to holders of record of the SRP Rights (other than an Acquiring Person) as of the Separation Time. NovaGold has no reason to believe that the Copper Canyon Board of Directors will allow the Separation Time to occur prior to the Expiry Time, but no assurances can be given by NovaGold in that regard.

The above provisions of the Shareholder Rights Plan do not apply to certain types of transactions, including “Permitted Bids”. A “Permitted Bid” is a Take-Over Bid which, among other things, is made by take-over bid circular to all Copper Canyon Shareholders of record, other than the offeror, remains open for at least 60 days and provides that no Copper Canyon Shares may be taken up unless more than 50% of the aggregate of the then outstanding Copper Canyon Shares held by Independent Copper Canyon Shareholders (as defined in the Shareholder Rights Plan) have been deposited and not withdrawn. Once this condition has been satisfied, the offeror under a Permitted Bid must make a public announcement of the date the Take-Over Bid would otherwise expire and extend the bid for a period of not less than 10 Business Days (as defined in the Shareholder Rights Plan). The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Copper Canyon Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed.

Under the Shareholder Rights Plan, the Copper Canyon Board of Directors may, prior to the occurrence of a Flip-In Event, determine, upon prior written notice to the Rights Agent, to waive the application of the plan to any particular Flip-In Event.

19.      Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the Offer generally applicable to shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal and will deal at arm’s length with both NovaGold and Copper Canyon, (ii) are not affiliated with either NovaGold or Copper Canyon, and (iii) hold their Copper Canyon Shares as capital property. Copper Canyon Shares will generally be considered capital property to a shareholder unless the shareholder holds the Copper Canyon Shares in the course of carrying on business of buying and selling securities or has acquired the Copper Canyon Shares in a transaction or transactions considered to be an adventure in the nature of trade. Shareholders who are resident in Canada for purposes of the Tax Act and whose Copper Canyon Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such shares and every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary does not address income tax considerations applicable to (i) directors, officers or other insiders of NovaGold, Copper Canyon or related companies, (ii) persons who hold Copper Canyon Shares or will hold Copper Canyon Shares subject to escrow, trading or other restrictions that might affect the value thereof (iii) holders of Copper Canyon Options, and (iv) a Copper Canyon Shareholder that is a “foreign affiliate” for purposes of the Tax Act, of a tax person resident in Canada . The summary addresses the tax considerations applicable to the shareholders of NovaGold and Copper Canyon only to the extent expressly set out herein.

This summary does not apply to a shareholder that (i) is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; or (ii) is a “specified financial institution” or “restricted financial institution” (as defined in the Tax Act); or (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); or (iv) who has acquired Copper Canyon Shares upon the exercise of an employee stock option; or (v) to whom the functional currency reporting rules contained in the Tax Act would apply. Such shareholders should consult their own tax advisors. This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof, and the understanding of Blake, Cassels & Graydon LLP of the current published administrative practices of the Canada Revenue Agency (“CRA”). It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects.

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This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. The tax consequences to any particular shareholder will depend on a variety of factors including the shareholder’s own particular circumstances. Therefore, all shareholders and all persons affected by the Offer should consult their own tax advisors with respect to their particular circumstances. An advance income tax ruling has not been obtained with respect to the transactions contemplated herein.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Copper Canyon Shareholder who, at all relevant times, for the purposes of the Tax Act is, or is deemed to be, a resident of Canada (“Resident Holder”).

Exchange of Copper Canyon Shares Pursuant to the Offer

A Resident Holder who receives NovaGold Shares in exchange for Copper Canyon Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the immediately following paragraph. By virtue of such rollover, the Resident Holder will be considered to have disposed of the Copper Canyon Shares for proceeds of disposition equal to the aggregate adjusted cost base to the Resident Holder immediately before the exchange, and to have acquired the NovaGold Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Resident Holder owns other NovaGold Shares the adjusted cost base of all such NovaGold Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act.

A Resident Holder who chooses to include in computing the Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Copper Canyon Shares for proceeds of disposition equal to the fair market value, at the time of acquisition, of the NovaGold Shares acquired by such Resident Holder on the exchange. As a result, the Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregated adjusted cost base to the Resident Holder of the Copper Canyon Shares. The cost to such Resident Holder of NovaGold Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Resident Holder owns other NovaGold Shares the adjusted cost base of all such NovaGold Shares, including those received on the exchange, will be averaged subject to detailed rules contained in the Tax Act. The general tax treatment of capital gains and capital losses is the same as discussed below under the heading “Taxation of Capital Gains and Losses on the Exchange and on the Disposition of NovaGold Shares”.

Taxation of Capital Gains and Losses on the Exchange and on the Disposition of NovaGold Shares

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital losses”) realized by the Resident Holder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or member, respectively, is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to a refundable tax of 62/3% on its aggregate investment income for the year, which will include an amount in respect of taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it’s a private corporation.

Where the Resident Holder is an individual or a trust, other than certain specified trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

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Taxation of Dividends on NovaGold Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on NovaGold Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules, normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to dividends designated by NovaGold as “eligible dividends” for purposes of the Tax Act.

In the case of a Resident Holder that is a corporation, subject to the application of subsection 55(2) of the Tax Act, dividends received or deemed to be received on NovaGold Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances, the deemed dividend may be deemed to not be received as a dividend and instead may be treated as proceeds of disposition of the NovaGold Shares or any shares of a taxable Canadian corporation issued as consideration for the NovaGold Shares for purposes of computing the Resident Holder’s capital gain or capital loss. Resident Holders that are corporations should consult their own tax advisors in this regard.

A “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 331/3% on dividends received or deemed to be received on NovaGold Shares, to the extent that such dividends are deductible in computing the corporation’s taxable income. This refundable tax is generally refunded to the corporate holder at the rate of $1 for every $3 of taxable dividends paid, while it is a private corporation.

Copper Canyon Shares Not Deposited by Resident Holders

(a)	Subsequent Acquisition Transaction

As described in Section 10 of this Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”, if NovaGold does not acquire all of the Copper Canyon Shares pursuant to the Offer, NovaGold may propose other means of acquiring the remaining issued and outstanding Copper Canyon Shares. As described in Section 10 of this Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer” it is NovaGold’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and accordingly it is not possible to comment except in very general terms. NovaGold may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which to a Resident Holder would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above. Depending upon the exact manner in which the transaction is carried out, such tax consequences may also include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Copper Canyon Shares (or on shares of an amalgamated corporation for which the Copper Canyon Shares are exchanged) to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is a corporation should consult its tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act with respect to any dividends received, or deemed to be received, by such corporation in connection with a Subsequent Acquisition Transaction. Subsection 55(2) provides in part that, where a Resident Holder that is a corporation receives or is deemed to receive a dividend, in certain circumstances the dividend or deemed dividend may be treated as proceeds of disposition of the Copper Canyon Shares for the purpose of computing the Resident Holder’s capital gain. Subject to the potential application of this provision, dividends received or deemed to be received by a corporation in connection with a Subsequent Acquisition Transaction will be included in computing income, and normally will also be deductible in computing its taxable income, but affected Resident Holders are advised to consult their own tax advisors in this regard.

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A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 331/3% on dividends received, or deemed to be received, in connection with a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends received or deemed to be received in connection with a Subsequent Acquisition Transaction will be included in computing the Resident Holder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

If the Subsequent Acquisition Transaction is carried out by means of an amalgamation, under the current administrative practice of the CRA, Resident Holders who exercise a right of dissent in respect of such an amalgamation should be considered to have disposed of their Copper Canyon Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder for such Copper Canyon Shares, other than interest awarded by the court. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult with their tax advisors in this regard. Interest awarded by a court will be included in computing the Resident Holder’s income.

Resident Holders should consult their own tax advisors for advice with respect to all income tax consequences to them of having their Copper Canyon Shares acquired pursuant to a Subsequent Acquisition Transaction.

(b)	Potential Delisting

Copper Canyon Shares may be delisted from the TSXV after the exchange of NovaGold Shares for Copper Canyon Shares pursuant to the Offer. In certain circumstances, a delisting could adversely affect a holder of Copper Canyon Shares that does not accept the Offer and that is a trust governed by a registered retirement savings plan (or other deferred income plan), by subjecting such holder to certain taxes and penalizing provisions under the Tax Act, and Resident Holders who may be so affected should consult with their own tax advisors in this regard.

Shareholders Not Resident in Canada

The following part of the summary applies, subject to all provisos and assumptions set out above, to a shareholder, who participates in the Offer, and who for the purposes of the Tax Act is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any shares of NovaGold or Copper Canyon in carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Non-Resident Holders Who Participate in the Offer

A Non-Resident Holder who receives NovaGold Shares in exchange for Copper Canyon Shares pursuant to the Offer, will realize a tax-deferred rollover on the exchange, except where the Non-Resident Holder chooses to recognize a capital gain or capital loss on the exchange as described in the disclosure provided to Resident Holders in Canada titled “Exchange of Copper Canyon Shares Pursuant to the Offer”. By virtue of such rollover, the Non-Resident Holder will be considered to have disposed of the Copper Canyon Shares for proceeds of disposition equal to the aggregate adjusted cost base to the NonResident Holder of the Copper Canyon Shares immediately before the exchange, and to have acquired the NovaGold Shares received on the exchange, at a cost equal to such aggregated adjusted cost base. If the Non-Resident Holder owns other NovaGold Shares the adjusted cost base of all such NovaGold Shares will be averaged subject to detailed rules contained in the Tax Act.

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A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will be considered to have disposed of his or her Copper Canyon Shares for proceeds of disposition equal to the fair market value at the time of acquisition of the NovaGold Shares acquired by such Non-Resident Holder on the exchange. As a result, the Non-Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregated adjusted cost base to the Non-Resident Holder of the Copper Canyon Shares. The cost to such Non-Resident Holder of NovaGold Shares acquired on the exchange will be equal to the fair market value of those shares at the time of acquisition. If the Non-Resident Holder owns other NovaGold Shares the adjusted cost base of all such NovaGold Shares will be averaged subject to detailed rules contained in the Tax Act.

A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the gain or loss from the exchange will not be subject to tax under the Tax Act on any capital gains realized on the exchange of the Copper Canyon Shares, provided that the shares exchanged do not constitute “taxable Canadian property” (as defined in the Tax Act), of the Non-Resident Holder at the time of the exchange, or if any applicable income tax treaty exempts any capital gain from tax under the Tax Act. A Non-Resident Holder whose Shares are “taxable Canadian property” (and are not exempt from tax on capital gains pursuant to an applicable tax treaty) will generally be subject to the same tax consequences as a Resident Holder who exchanges the Copper Canyon Shares pursuant to the Offer and chooses to include in computing their income a portion of the gain or loss from the exchange, as discussed above.

Generally, a share of a Canadian resident corporation listed on a designated stock exchange (which includes the TSXV) owned by a Non-Resident Holder will not be “taxable Canadian property” of that Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the NonResident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such persons, has owned 25% or more of the shares of any class or series of the corporation; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), or options in respect of, interests in, or civil law rights in such properties. Shares acquired in certain transactions may also be deemed to be taxable Canadian property of the Non-Resident Holder.

For the purpose of the exchange, the Copper Canyon Shares, owned by a Non-Resident Holder at the time of the exchange will be considered “excluded property” for purposes of section 116 of the Tax Act. Therefore, should the Copper Canyon Shares be “taxable Canadian property” to a Non-Resident Holder, there is no amount to be withheld by NovaGold on account of any Canadian tax liability at the time of the exchange, nor is there an obligation for the Non-Resident Holder to obtain a clearance certificate from the CRA in respect of the proposed exchange.

After the exchange where the Copper Canyon Shares were “taxable Canadian property” to the Non-Resident Holder, the NovaGold Shares issued on the exchange will be deemed to be “taxable Canadian property” to the Non-Resident Holder at any time that is within 60 months after the exchange.

Disposition of NovaGold Shares by a Non-Resident Holder

Any capital gain realized by a Non-Resident Holder on the disposition or deemed disposition of NovaGold Shares, acquired pursuant to the exchange or otherwise, will not be subject to tax under the Tax Act provided that the shares do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of NovaGold Shares that are “taxable Canadian property” owned by a Non-Resident Holder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty, the consequences discussed above under “Taxation of Capital Gains and Losses on the Exchange and on the Disposition of NovaGold Shares” for Resident Holders, will generally apply.

On the assumption, that at the time of the disposition of the NovaGold Shares by the Non-Resident Holder, the NovaGold Shares are “taxable Canadian property” but “excluded property” as defined in section 116 of the Tax Act, then there is no Canadian tax liability to be withheld by NovaGold at the time of the disposition, nor is there an obligation for a Non-Resident Holder to obtain a certificate from CRA in respect of the proposed disposition.

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Dividends on NovaGold Shares Received by a Non-Resident Holder

Dividends paid, deemed to be paid, or credited on NovaGold Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

Shares Not Deposited by Non-Resident Holders

(a)	Subsequent Acquisition Transactions

As described in Section 10 of this Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer,” if NovaGold acquires less than all of the Copper Canyon Shares under the Offer, NovaGold may propose other means of acquiring the remaining Copper Canyon Shares. It is NovaGold’s current intention that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those referred to above. A Non-Resident Holder may realize a capital gain or a capital loss and/or a deemed dividend (see also discussion above). In general, the Non-Resident Holder would not be subject to taxation under the Tax Act in respect of any capital gain that is realized unless the Non-Resident Holder’s Copper Canyon Shares are “taxable Canadian property”, as described above, and the Non-Resident Holder is not afforded any relief under an applicable tax treaty. Non-Resident Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Copper Canyon Shares acquired pursuant to a Subsequent Acquisition Transaction, including the special considerations applicable if the Copper Canyon Shares are not then listed on a recognized stock exchange. Dividends paid or deemed to be paid to a Non-Resident Holder would be subject to Canadian withholding tax at a rate of 25%. This rate may be reduced under the provisions of an applicable income tax treaty.

(b)	Potential Delisting

Copper Canyon Shares may be delisted from the TSXV. If the Copper Canyon Shares are not listed on a recognized stock exchange at the time of disposition by a Non-Resident Holder, then notwithstanding any other tax considerations described in this Circular, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Holder. Non-Resident Holders should consult with their own tax advisors well in advance of any Subsequent Acquisition Transaction in this regard.

20.      Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Offer and the ownership and disposition of NovaGold Shares received pursuant to the Offer. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Offer or as a result of the ownership and disposition of NovaGold Shares received pursuant to the Offer. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Copper Canyon Shares or NovaGold Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Copper Canyon Shares and NovaGold Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Offer and the ownership and disposition of NovaGold Shares received pursuant to the Offer. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on

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which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Copper Canyon Shares participating in the Offer (or after the Offer, NovaGold Shares) that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Copper Canyon Shares participating in the Offer or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Offer or the ownership, and disposition of NovaGold Shares received pursuant to the Offer. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the Offer and the ownership, and disposition of NovaGold Shares received pursuant to the Offer.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Offer (whether or not any such transactions are undertaken in connection with the Offer), including, without limitation, the following:

  any conversion into Copper Canyon Shares or NovaGold Shares of any notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Copper Canyon Shares or NovaGold Shares, including the Copper Canyon Options; and

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  any transaction, other than the Offer, in which Copper Canyon Shares or NovaGold Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Offer to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Copper Canyon Shares (or after the Offer, NovaGold Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Copper Canyon Shares (or after the Offer, NovaGold Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Copper Canyon Shares (or after the Offer, NovaGold Shares) other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Copper Canyon Shares (or after the Offer, NovaGold Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Copper Canyon Shares (or after the Offer, NovaGold Shares) in connection with carrying on a business in Canada; (d) persons whose Copper Canyon Shares (or after the Offer, NovaGold Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the Offer and the ownership and disposition of NovaGold Shares received pursuant to the Offer.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Copper Canyon Shares (or after the Offer, NovaGold Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Offer and the ownership of NovaGold Shares received pursuant to the Offer generally will depend in part on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the ownership and disposition of NovaGold Shares received pursuant to the Offer.

Certain U.S. Federal Income Tax Consequences of the Offer

Consequences of Exchanging the Copper Canyon Shares Pursuant to the Offer

In considering the tax consequences of the Offer, U.S. Holders must take into account the discussion under “Tax Consequences if Copper Canyon is Classified as a PFIC” below.

The determination of whether the Offer will qualify as a tax-deferred "reorganization" within the meaning of section 368(a) of the Code (a "Reorganization") depends on the resolution of complex issues and facts, some of which will not be known until the closing of the Offer and Compulsory Acquisition or Subsequent Acquisition Transaction, and as a result, it is uncertain as to whether the Offer will qualify as a Reorganization or a fully taxable transaction. NovaGold has not determined how any Subsequent Acquisition Transaction will be structured, and as of the date of this Circular, NovaGold does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. As described in detail below, even if the Offer qualifies as a Reorganization, the PFIC rules may require a U.S. Holder to fully recognize gain (but not loss) if Copper Canyon is considered a PFIC with respect to a particular U.S. Holder. All U.S. Holders of Copper Canyon Shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences of the Offer that are applicable to them.

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Tax Consequences if the Offer Qualifies as a Reorganization

If the Offer qualifies as a Reorganization, and the PFIC rules discussed below do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Copper Canyon Shares for NovaGold Shares pursuant to the Offer;

(b)

the tax basis of a U.S. Holder in the NovaGold Shares acquired in exchange for Copper Canyon Shares pursuant to the Offer will be equal to such U.S. Holder’s tax basis in the Copper Canyon Shares exchanged;

(c)

the holding period of a U.S. Holder for the NovaGold Shares acquired in exchange for Copper Canyon Shares pursuant to the Offer will include such U.S. Holder’s holding period for Copper Canyon Shares; and

(d)

U.S. Holders who exchange Copper Canyon Shares for NovaGold Shares pursuant to the Offer generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Offer occurs, and to retain certain records related to the Offer.

Treatment of the Offer as a Taxable Transaction

If the Offer does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the NovaGold Shares received in exchange for Copper Canyon Shares pursuant to the Offer and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Copper Canyon Shares exchanged;

(b)

the tax basis of a U.S. Holder in the NovaGold Shares received in exchange for Copper Canyon Shares pursuant to the Offer would be equal to the fair market value of such NovaGold Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the NovaGold Shares received in exchange for Copper Canyon Shares pursuant to the Offer will begin on the day after the date of receipt.

If Copper Canyon is not classified as a PFIC for any tax year in which a U.S. Holder held Copper Canyon Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Copper Canyon Shares were held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences if Copper Canyon is Classified as a PFIC

A U.S. Holder of Copper Canyon Shares would be subject to special, adverse tax rules in respect of the Offer if Copper Canyon was classified as a “passive foreign investment company” under the meaning of section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Copper Canyon Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

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NovaGold does not know whether Copper Canyon was classified as a PFIC during one or more prior tax years or will be classified as a PFIC for its current tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Copper Canyon is classified as a PFIC for any tax year during which a U.S. Holder holds Copper Canyon Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Offer. Under the default PFIC rules:

  the Offer may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed above;

  any gain on the sale, exchange or other disposition of Copper Canyon Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder’s holding period;

  the amount allocated to the current tax year and any year prior to the first year in which Copper Canyon was classified as a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under section 1296 of the Code or a timely and effective election to treat Copper Canyon as a “qualified electing fund” under section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to the Offer.

U.S. Holders should be aware that there can be no assurances that Copper Canyon will satisfy the record keeping requirements that apply to a QEF, or that Copper Canyon will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Copper Canyon is a PFIC during its current tax year or any prior tax year. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Copper Canyon Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Notwithstanding the foregoing, if (i) the Offer qualifies as a Reorganization, (ii) Copper Canyon was classified as a PFIC for any tax year during which a U.S. Holder holds or held Copper Canyon Shares, and (iii) NovaGold also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Offer, then proposed U.S. Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder’s exchange of Copper Canyon Shares for NovaGold Shares pursuant to the Offer (for a discussion of the general nonrecognition treatment of a Reorganization, see discussion below under the heading “Tax Consequences if the Offer Qualifies as a Reorganization”). For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception.” In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Offer occurs.

NovaGold has not made any determination of its PFIC status for its current tax year. Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Offer (even if this occurs after the Effective Date of the Offer), it is not known whether the PFIC-for-PFIC Exception would be available to U.S. Holders with respect to the Offer. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of NovaGold during the tax year which includes the day after the Effective Date of the Offer.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Copper Canyon Shares for NovaGold Shares pursuant to the Offer, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Offer.

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In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Offer. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, the U.S. federal income tax consequences to a U.S. Holder are generally set forth above in the discussion under “Tax Consequences if the Offer Qualifies as a Reorganization” or “Tax Consequences of the Offer as a Taxable Transaction”, as applicable. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the NovaGold Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Copper Canyon Shares. Consequently, a subsequent disposition of the NovaGold Shares presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under section 1291 would apply if the Offer qualifies as a Reorganization.

Transfer of Copper Canyon Shares Not Exchanged Pursuant to the Offer

As described under Section 10 of this Circular, “Acquisition of Copper Canyon Shares Not Deposited Under the Offer”, NovaGold may, in certain circumstances, acquire Copper Canyon Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A U.S. Holder whose Copper Canyon Shares are acquired pursuant to a Compulsory Acquisition should be subject to tax consequences generally similar to those described above under “Consequences of Exchanging the Copper Canyon Shares Pursuant to the Offer.” The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same or materially different than the tax consequences described above. NovaGold does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. U.S. Holders should consult their own tax advisors for advice with respect to the income tax consequences of having their Copper Canyon Shares acquired pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, including the consequences of exercising dissent rights pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

A U.S. Holder that exercises dissent rights in any Compulsory Acquisition or Subsequent Acquisition Transaction and is paid cash in exchange for all of such U.S. Holder’s Copper Canyon Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Copper Canyon Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Copper Canyon Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Copper Canyon Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of NovaGold Shares

Distributions With Respect to NovaGold Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in section 305 of the Code) with respect to the NovaGold Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of NovaGold, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of NovaGold, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the NovaGold Shares, and (b) thereafter, as gain from the sale or exchange of such NovaGold Shares. (See more detailed discussion below under the heading “Disposition of NovaGold Shares”). However, NovaGold may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by NovaGold with respect to NovaGold Shares will

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constitute ordinary dividend income. Dividends paid on the NovaGold Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For tax years beginning before January 1, 2013, a dividend paid to a U.S. Holder who is an individual, estate or trust by a corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if the corporation is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s shares are met. A corporation generally will be a QFC as defined under section 1(h)(11) of the Code if the corporation is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if a corporation satisfies one or more of these requirements, such corporation will not be treated as a QFC if the corporation is a “passive foreign investment company (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules” below.

For tax years beginning on or after January 1, 2013, assuming no changes are made to the Code in the interim, the preferential tax rates for dividends discussed above will no longer be available and dividends paid by NovaGold to a U.S. Holder generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of NovaGold Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of NovaGold Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the NovaGold Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the NovaGold Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If NovaGold is or becomes a PFIC for any tax year in which a U.S. Holder held Copper Canyon Shares or NovaGold Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of NovaGold Shares received pursuant to the Offer.

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (a) at least 75 percent of its gross income is “passive” income (the “income test”) or (b) at least 50 percent of the quarterly average of the fair market value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). In determining whether or not a corporation is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income tax rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

NovaGold believes that it was not classified as a PFIC for its tax year ended November 30, 2010. NovaGold has not made any determination of its PFIC status for its current tax year. The determination of whether NovaGold is a PFIC for any tax year is made on an annual basis and is based on the types of income NovaGold earns and the types and value of NovaGold’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether NovaGold will

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be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by NovaGold concerning its PFIC status or that NovaGold will not be a PFIC for any taxable year.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Offer or in connection with the ownership or disposition of NovaGold Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the NovaGold Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of NovaGold Shares, or on the sale, exchange or other taxable disposition of NovaGold Shares, or any Canadian dollars received in connection with the Offer (including, but not limited to, U.S. Holders exercising dissent rights under the Offer), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their NovaGold Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own

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tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the NovaGold Shares, (b) proceeds arising from the sale or other taxable disposition of NovaGold Shares, or (b) any payments received in connection with the Offer (including, but not limited to, U.S. Holders exercising dissent rights under the Offer) generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

21.      Depositary

NovaGold has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of Copper Canyon Shares and related Letters of Transmittal deposited under the Offer and for the payment for Copper Canyon Shares purchased by NovaGold pursuant to the Offer. The Depositary will also receive Notices of Guaranteed Delivery at its offices in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving notices, if required, and for making payment for all Copper Canyon Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Copper Canyon Shares. The Depositary will receive reasonable and customary compensation from NovaGold for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. NovaGold has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the securities laws of Canada.

22.      Information Agent

NovaGold has retained Laurel Hill to act as Information Agent to provide a resource for information for shareholders in connection with the Offer. Laurel Hill will receive reasonable and customary compensation from NovaGold for services in connection with the Offer and will be reimbursed for associated costs and out-of-pocket expenses. Laurel Hill will be indemnified against certain liabilities, including liabilities under securities laws and expenses incurred in connection therewith.

23.      Financial Advisor and Dealer Manager

NovaGold has retained TD Securities to act as its financial advisor in connection with the Offer. TD Securities will receive reasonable and customary compensation from NovaGold for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. NovaGold has also agreed to indemnify TD Securities against certain liabilities and expenses in connection with the Offer.

NovaGold has also engaged the services of TD Securities to act as Dealer Manager to solicit acceptances of the Offer. The Dealer Manager will not receive any additional compensation in connection with acting as Dealer Manager, but will be reimbursed for certain reasonable and documented expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

The Dealer Manager has undertaken to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer from persons resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”.

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NovaGold has agreed to pay any member of the Soliciting Dealer Group (including the Dealer Manager) properly identified in the Letter of Transmittal a solicitation fee of $0.01 per Copper Canyon Share deposited by or on behalf of a beneficial owner of Copper Canyon Shares resident in Canada and taken up and paid for by NovaGold under the Offer. A minimum fee of $100 and a maximum fee of $1,500 will be paid in respect of any one beneficial owner, provided that the minimum fee of $100 shall only be payable in respect of Copper Canyon Shares deposited by a single beneficial owner where the number of Copper Canyon Shares deposited is equal to or greater than 10,000. For greater certainty, no solicitation fee will be paid if the Offer is withdrawn or terminated and no Copper Canyon Shares are taken up thereunder. Where Copper Canyon Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum fee will be applied separately in respect of each such beneficial owner if a Soliciting Dealer provides proof of the beneficial ownership of Copper Canyon Shares in respect of which a fee is claimed.

NovaGold will not be required to pay a fee to more than one Soliciting Dealer in respect of any one beneficial owner of Copper Canyon Shares. If more than one Soliciting Dealer requests payment in respect of any single beneficial owner, no fee will be payable by NovaGold except upon the written direction of all such Soliciting Dealers. NovaGold will be entitled to request evidence of beneficial ownership satisfactory to it to assist it in the calculation of the payment of fees hereunder. No solicitation fees will be payable with respect to Copper Canyon Shares owned by any of the Soliciting Dealers or any of the Dealer Managers for their own account or Copper Canyon Shares tendered by employees, officers and directors, and former officers and directors of Copper Canyon and its subsidiaries or persons related to or controlled by such persons. When a single beneficial owner deposits Copper Canyon Shares, all such Copper Canyon Shares shall be aggregated in determining whether the maximum applies.

Except as set forth above, NovaGold will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Copper Canyon Shares pursuant to the Offer.

No fee or commission will be payable by any Copper Canyon Shareholder who transmits such Copper Canyon Shareholder’s Shares directly to the Depositary or who makes use of the facilities of a Dealer Manager or a Soliciting Dealer to accept the Offer. However, a broker or nominee through whom a Copper Canyon Shareholder owns Copper Canyon Shares may charge a fee to tender Copper Canyon Shares on behalf of the Copper Canyon Shareholder. Copper Canyon Shareholders should consult their brokers or nominees to determine whether any charges will apply.

24.      Securityholders’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides securityholders of Copper Canyon with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.      U.S. Securities Act and U.S. Exchange Act Requirements

The Registration Statement on Form F-8 filed by NovaGold with the SEC concerning the Offer, including exhibits thereto, and NovaGold’s reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC’s website at www.sec.gov. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

NovaGold is subject to the periodic reporting requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files or furnishes reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, NovaGold is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. NovaGold’s U.S. Exchange Act reports and other information filed or furnished with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the

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material NovaGold files or furnishes with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that NovaGold files or furnishes electronically.

26.      Legal Matters

Certain legal matters relating to the Offer and to the NovaGold Shares to be distributed pursuant to the Offer will be reviewed by Blake, Cassels & Graydon LLP and Dorsey & Whitney LLP. As at the date hereof the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Dorsey & Whitney LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of NovaGold’s issued and outstanding securities.

27.      Experts

The audited consolidated financial statements of NovaGold incorporated by reference in this Offer and Circular have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, an independent firm of chartered accountants, as stated in their reports, which are incorporated hereby by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that it is independent with respect to NovaGold within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Information relating to NovaGold’s mineral properties in this Offer and Circular and the documents incorporated by reference herein has been derived from reports prepared by the experts listed below and has been included in reliance on such person’s expertise.

None of Kirk Hanson, P.E., Gordon Seibel, M.AusIMM, Simon Allard, P.Eng., Gregory Wortman, P.Eng., Alexandra Kozak, P.Eng., Kevin Francis, P.Geo, James Gray, P.Eng., G. H. (Gary) Giroux, P.Eng., MASc., Sean Ennis, P.Eng., Ken Shinya, P.Eng., Bruce Davis, Ph.D., FAusIMM, William Pennstrom, Jr., Robert Sim, P.Geo., Curtis Freeman, BA, MS, AMEC Americas Limited or Norwest Corporation, each being companies or persons who have prepared reports relating to NovaGold’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of NovaGold or of any associate or affiliate of NovaGold. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of NovaGold.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of NovaGold or of an associate or affiliate of NovaGold, other than Mr. Kevin Francis, who is Vice President, Technical Services of NovaGold.

28.      Directors’ Approval

The contents of the Offer and Circular have been approved and the sending thereof to the Copper Canyon Shareholders has been authorized by the board of directors of NovaGold.

29.      Documents Filed As Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement on Form F-8: (i) this Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery; (ii) the documents listed in this Offer and Circular as incorporated by reference herein; (iii) powers of attorney pursuant to which the Registration Statement was, or amendments to the Registration Statement may be, signed; (iv) consents of auditors, counsel and engineers; and (v) a press release related to the Offer.

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CONSENT OF BLAKE, CASSELS & GRAYDON LLP

To: The Directors of NovaGold Resources Inc.

We hereby consent to the references to our name contained under the heading “Legal Matters” and to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the take-over bid circular accompanying the Offer dated January 18, 2011 made by NovaGold Resources Inc. to purchase all of the issued and outstanding Copper Canyon Shares of Copper Canyon Resources Ltd.

Vancouver, British Columbia	(Signed) BLAKE, CASSELS & GRAYDON LLP
January 18, 2011

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CONSENT OF DORSEY & WHITNEY LLP

To: The Directors of NovaGold Resources Inc.

We hereby consent to the reference to our name contained under the heading “Legal Matters” in the take-over bid circular accompanying the Offer dated January 18, 2011 made by NovaGold Resources Inc. to purchase all of the issued and outstanding Copper Canyon Shares of Copper Canyon Resources Ltd.

Vancouver, British Columbia	(Signed) DORSEY & WHITNEY LLP
January 18, 2011

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CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the take-over bid circular (the “Circular”) of NovaGold Resources Inc. (the “Company”) dated January 18, 2011 to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular for our report to the shareholders of the Company on the consolidated balance sheets of the Company as at November 30, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years then ended. Our report is dated February 10, 2010.

Vancouver, British Columbia	(Signed) PRICEWATERHOUSECOOPERS LLP
January 18, 2011

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CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: January 18, 2011

(Signed) Rick Van Nieuwenhuyse	(Signed) Elaine Sanders
President and Chief Executive Officer	Interim Chief Financial Officer

On behalf of the Board of Directors

(Signed) Clynton Nauman	(Signed) James Philip
Director	Director

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SCHEDULE A

NovaGold Resources Inc.
Unaudited Pro forma Consolidated Financial Statements

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Proforma Consolidated Balance Sheet
August 31, 2010
(Unaudited)

				in thousands of Canadian dollars
	NovaGold Resources Inc.	Copper Canyon Resources Ltd.			NovaGold
			note 3	Pro forma	consolidated
	August 31, 2010	September 30, 2010		adjustments	pro forma
	$	$		$	$
Assets
Current assets
Cash and cash equivalents	172,779	641	(a)	1,972	175,392
Accounts receivable	1,241	19			1,260
Inventories	463	-			463
Deposits and prepaid amounts	1,028	-			1,028
	175,511	660		1,972	178,143

Accounts receivable	229	-			229
Land	1,876	-			1,876
Inventories	7,397	-			7,397
Property, plant and equipment	347,023	-			347,023
Mineral properties, rights and development costs	266,287	273	(b)	43,921	310,481
Investments	7,519	552			8,071
Investment tax credits	3,393	-			3,393
Reclamation deposits	13,359	-			13,359
	822,594	1,485		45,893	869,972
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11,906	35			11,941
Current portion of long-term liabilities	14,098	-			14,098
	26,004	35			26,039
Long-term liabilities
Promissory note	64,643	-			64,643
Convertible notes	62,959	-			62,959
Capital lease obligations	488	-			488
Asset retirement obligations	20,973	-			20,973
Future income taxes	7,196	-	(b)	13,194	20,390
Other liabilities	11,827	-			11,827
	194,090	35		13,194	207,319

Shareholders’ equity
Share capital	1,074,795	2,344	(a)	1,972	1,108,944
			(b)	29,833
Equity component of convertible notes	43,352	-			43,352
Contributed surplus	8,629	2,010	(b)	(2,010)	8,629
Stock-based compensation	31,845	-			31,845
Warrants	28,488	534	(b)	(534)	28,488
Deficit	(854,326)	(3,015)	(b)	3,015	(854,326)
Accumulated other comprehensive income (loss)	231	(423)	(b)	423	231
Non-controlling interest	295,490	-			295,490
	628,504	1,450		32,699	662,653
	822,594	1,485		45,893	869,972

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Proforma Consolidated Statement of Operation
Nine months ended August 31, 2010
(Unaudited)

				in thousands of Canadian dollars,
				except for per share and share amounts
	NovaGold Resources Inc.	Copper Canyon Resources Ltd.			NovaGold
	Nine months ended	Nine months ended	note 3	Pro forma	consolidated
	August 31, 2010	September 30, 2010		adjustments	pro forma
	$	$		$	$
Revenue
Land, gravel, gold and other revenue	427	-			427
Revenue interest income	338	3			341
	765	3			768
	219	-			219
Cost of sales	546	3			549

Expenses
Corporate development and communication	955	29			984
Exploration	21,619	-			21,619
Foreign exchange gain	(3,043)	-			(3,043)
General and administrative	3,225	132			3,357
Interest and accretion	11,341	-			11,341
Professional fees	1,726	32			1,758
Salaries	5,483	-			5,483
Salaries – stock-based compensation	3,829	374			4,203
Project care and maintenance	19,865	-			19,865
	65,000	567			65,567

Other items
Asset impairment	116,231	-			116,231
Inventory write down	7,537	-			7,537
Non-controlling interest	(5,032)	-			(5,032)
Options proceeds in excess of carrying value	-	(49)			(49)
Write down of properties	-	30			30
	118,736	(19)			118,717

Loss for the period before income taxes	(183,190)	(545)			(183,735)
Income tax recovery	1,122	12			1,134
Loss for the period	(182,068)	(533)			(182,601)
Loss per share
Basic and diluted	(0.87)	(0.01)			(0.86)
Weighted average number of shares (thousands)
Basic and diluted	209,620	51,478			212,057

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Proforma Consolidated Statement of Operation
Year ended November 30, 2009
(Unaudited)

				in thousands of Canadian dollars,
				except for per share and share amounts
	NovaGold Resources Inc.	Copper Canyon Resources Ltd.			NovaGold
	Year ended	Year ended	note 3	Pro forma	consolidated
	November 30, 2009	December 31, 2009		adjustments	pro forma
	$	$		$	$
Revenue
Land, gravel, gold and other revenue	1,195	-			1,195
Revenue interest income	414	4			418
	1,609	4			1,613
Cost of sales	265	-			265
	1,344	4			1,348
Expenses
Corporate development and communication	1,478	39			1,517
Exploration	17,916	-			17,916
Foreign exchange gain	(15,160)	-			(15,160)
General and administrative	4,294	206			4,500
Interest and accretion	18,470	-			18,470
Professional fees	4,244	32			4,276
Salaries	5,364	88			5,452
Salaries – stock-based compensation	9,623	-			9,623
Project care and maintenance	39,561	-			39,561
Total expenses	85,790	365			86,155
Loss before other items	84,446	361			84,807

Other items
Gain / (loss) on disposal of investments	(125)	112			(13)
Gain on disposal of mineral properties	(1,563)	-			(1,563)
Project suspension cost recovery	(648)	-			(648)
Loss on disposal of property, plant and equipment	9,707	-			9,707
Non-controlling interest	(12,391)	-			(12,391)
Impairment of investment	-	52			52
	(5,020)	164			(4,856)

Loss for the year before income taxes	(79,426)	(525)			(79,951)
Income tax recovery	6,062	-			6,062
Loss for the year	(73,364)	(525)			(73,889)
Loss per share
Basic and diluted	(0.42)	(0.01)			(0.42)
Weighted average number of shares (thousands)
Basic and diluted	172,654	50,683			175,091

TAKE ACTION TODAY
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Notes to Proforma Consolidated Financial Statements
(Unaudited)
1.	Basis of presentation

The unaudited proforma consolidated financial statements have been prepared in connection with the proposed acquisition of Copper Canyon Resources Ltd. (“Copper Canyon”) by NovaGold Resources Inc. (”NovaGold”). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the acquisition by NovaGold pursuant to the assumptions described in note 3 to these pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as at August 31, 2010 gives effect to the transactions by NovaGold as if they had occurred as of August 31, 2010. The unaudited proforma consolidated statements of operations for the nine-month period ended August 31, 2010 and the year ended November 30, 2009 give effect to acquisition by NovaGold as if it was completed on December 1, 2008.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The unaudited pro forma consolidated financial statements do not reflect any special items such as integration costs or operating synergies that may be incurred as a result of the acquisition.

The pro forma adjustments and allocations of the purchase price for Copper Canyon are based in part on the preliminary estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocations will be completed within 12 months after asset and liability valuations are finalized as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities in these unaudited proforma consolidated financial statements.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), the following historical information was used:

(a)	the unaudited consolidated financial statements of NovaGold as of and for the nine-month period ended August 31, 2010 prepared in accordance with Canadian GAAP;

(b)	the audited consolidated financial statements of NovaGold as of and for the year ended November 30, 2009 prepared in accordance with Canadian GAAP;

(c)

the unaudited consolidated balance sheet of Copper Canyon as of September 30, 2010, and the unaudited interim consolidated statement of operations of Copper Canyon for the nine-month period ended September 30, 2010 prepared in accordance with Canadian GAAP; and

(d)	the audited consolidated financial statements of Copper Canyon for the year ended December 31, 2009 prepared in accordance with Canadian GAAP.

Since the financial statements as of August 31, 2010 of Copper Canyon are not available, the proforma balance sheet of NovaGold as of August 31, 2010 has been prepared based on the September 30, 2010 balance sheet of Copper Canyon (Schedule 1). The proforma statement of operations of NovaGold for the nine-month ended August 31, 2010 has been prepared based on the operating results of Copper Canyon for the nine-month period ended September 30, 2010 (Schedule 2). The proforma statement of operations of NovaGold for the year ended November 30, 2009 has been prepared based on the operating results of Copper Canyon for the year ended December 31, 2009 (Schedule 3).

The unaudited proforma consolidated balance sheet and the unaudited proforma consolidated statementof operations should be read in conjunction with the historical financial statements including the notes thereto, as listed above.

The accounting policies used in preparing the proforma financial statements are set out in NovaGold’s consolidated financial statements and notes for the year ended November 30, 2009. These policies have been applied consistently except for the new CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests” which were adopted as of December 1, 2010 for the purpose of the proforma financial statements.

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Notes to Proforma Consolidated Financial Statements
(Unaudited)
2.	Acquisition of Copper Canyon

On December 20, 2010, NovaGold announced its intention to offer (“Offer”) to purchase all of the issued and outstanding common shares of Copper Canyon. Under the transaction, the shareholders of Copper Canyon will receive 0.0425 of a NovaGold common share for each Copper Canyon common share, which is expected to result in 2,437,483 common shares of NovaGold being issued. For the purposes of these proforma financial statements, 51,812,545 Copper Canyon common shares outstanding at September 30, 2010, 4,600,000 Copper Canyon common shares issuable upon exercise of Copper Canyon stock options and 940,000 Copper Canyon common shares issuable upon the exercise of certain Eagle Plains Resources Ltd. stock options are assumed to have been tendered to the Offer at closing. The purchase price has been estimated using the December 17, 2010 TSX closing share price of $14.01 per NovaGold share. The transaction is accounted for as a purchase of assets, with NovaGold as the acquirer of Copper Canyon.

The Offer was made only for Copper Canyon common shares and was not made for any Copper Canyon warrants and options and any other rights to acquire Copper Canyon shares. For the purposes of these proforma financial statements, all exercisable options are assumed to be exercised and to have been tendered to the Offer at closing. As a result of this stock options exercise, it is estimated that 234,450 common shares of NovaGold will be issued at the date of acquisition.

Within 12 months of closing the Offer, NovaGold will complete a full and detailed valuation of the fair value of the net assets of Copper Canyon acquired. Additionally, the consideration given by NovaGold will be valued at the date of closing of the transaction and therefore the final consideration may be significantly different from that used in this pro forma information. Therefore, it is likely that the purchase price and fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited proforma consolidated balance sheet.

The preliminary purchase price allocation is subject to change and is summarized as follows:

in thousands of Canadian dollars
August 31, 2010
$
Issuance of 2,437,483 NovaGold shares to acquire 100% of Copper Canyon	34,149
Purchase consideration	34,149

The preliminary purchase price was allocated as follows:
Net working capital acquired (including cash of $2.6 million)	2,597
Mineral properties, rights and development costs	44,194
Investments	552
Future income taxes	(13,194)
Net identifiable assets	34,149

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Notes to Proforma Consolidated Financial Statements
(Unaudited)

3.	Effect of transactions on the proforma consolidated financial statements

The proforma consolidated financial statements incorporate the following proforma assumptions:

(a) That all outstanding Copper Canyon’s stock options will be exercised prior to the closing of the Offer.

(b)

That NovaGold acquired 100% of the outstanding common shares of Copper Canyon as a result of the Offer. This gives rise to an increase to fair value of assets and related future income tax liability as follows:

in thousands of Canadian dollars
August 31, 2010
$
Mineral properties, rights and development costs	44,194
Future income taxes	(13,194)
Increase to fair value	31,000
Book value of net assets	3,149
Total purchase consideration	34,149

The future income tax liability was calculated using a tax rate of 30.04%.

4.	NovaGold shares outstanding and loss per share

The average number of shares used in the calculation of pro forma basic and diluted loss per share has been determined as follows:

	in thousands of Canadian dollars,
	except for per share and share amounts
	August 31, 2010	November 30, 2009
	$	$
Weighted average number of shares (thousands)
NovaGold’s issued and outstanding	209,620	172,654
NovaGold’s shares to be issued to acquire Copper Canyon	2,437	2,437
Pro forma basic weighted average shares of NovaGold	212,057	175,091

Pro forma adjusted loss	182,601	73,889

Pro forma adjusted loss per share	0.86	0.42

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON FEBRUARY 23, 2011

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Email: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Vancouver	Toronto
Computershare Investor Services Inc.	Computershare Investor Services Inc.
510 Burrard Street, 2nd Floor	9th Floor, 100 University Avenue
Vancouver, British Columbia V6C 3B9	Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

The Dealer Manager for the Offer is:

TD SECURITIES INC.

700 West Georgia Street, Suite 1700
Vancouver, British Columbia V7Y 1B6
Telephone: 604-654-5477

The Information Agent for the Offer is:

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

NORTH AMERICAN TOLL-FREE
1-877-304-0211
Banks, Brokers or Collect Calls: 416-304-0211
Email:assistance@laurelhill.com

TAKE ACTION TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON FEBRUARY 23, 2011

January 18, 2011

Dear Copper Canyon Shareholder,

We are pleased to send you the accompanying offer of NovaGold Resources Inc. (“NovaGold”) to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”) on the basis of 0.0425 common shares of NovaGold for each Copper Canyon common share.

Our offer represents:

  A premium of approximately 41.8% over the closing price of Copper Canyon’s common shares on the TSXV on December 17, 2010, the last trading day prior to the announcement of our intention to make an offer, based on the closing price of NovaGold’s common shares on the TSX on the same date.

  A premium of approximately 33.4% over the volume-weighted average price for Copper Canyon’s common shares on the TSXV over the 20-trading day period ended December 17, 2010, based on the volume-weighted average price of NovaGold’s common shares on the TSX for the same period.

In addition to the attractive premium, we urge you to consider the following reasons to accept the offer:

  Copper Canyon Shareholders who tender to the offer will enjoy upside exposure to the Galore Creek project, a large copper-gold-silver project owned equally by NovaGold and Teck Resources Ltd. and situated adjacent to the Copper Canyon property. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

  Copper Canyon Shareholders who tender to the offer will gain exposure to NovaGold’s other world- class projects, including Donlin Creek and Ambler.

  We believe that Copper Canyon Shareholders who tender to the offer will benefit from NovaGold’s greater financial capability and the significantly greater trading liquidity afforded by NovaGold shares.

Our offer is open for acceptance until 5:00 pm (Eastern time) on February 23, 2011 (the Expiry Time), unless we choose to extend or withdraw the offer.

Our offer is subject to the condition that the Copper Canyon shareholder rights plan be waived, invalidated or cease traded, as well as other conditions that are customary for a transaction of this nature. The full details of our offer, including the conditions to the offer, are included in the accompanying offer to purchase and take-over bid circular dated January 18, 2011. We urge you to review these documents and the other materials enclosed.

Time is of the essence. Holders who wish to tender their shares should act as soon as possible to ensure the Depositary has received validly tendered shares no later than the Expiry Time.

Should you have any questions with respect to the offer or require assistance in depositing your shares, please contact Laurel Hill Advisory Group, the information agent in connection with our offer, at 1-877-304-0211 (toll free) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Yours sincerely,

Rick Van Nieuwenhuyse
President & CEO
NovaGold Resources Inc.

Suite 2300, 200 Granville Street, Vancouver, BC V6C 1S4 Canada
Telephone 604-669-6227 • Facsimile 604-669-6272 • www.novagold.net
NYSE-AMEX: NG • TSX: NG

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY NOVAGOLD RESOURCES INC. TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF COPPER CANYON RESOURCES LTD.

LETTER OF TRANSMITTAL
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
COPPER CANYON RESOURCES LTD.
Under the Offer dated January 18, 2011 made by
NOVAGOLD RESOURCES INC.

USE THIS LETTER OF TRANSMITTAL IF:
1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR
2.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON
FEBRUARY 23, 2011, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

     This Letter of Transmittal (the “Letter of Transmittal”), properly completed and executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of Copper Canyon Resources Ltd. (“Copper Canyon”) and the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Copper Canyon, deposited under the offer dated January 18, 2011 (the “Offer”) made by NovaGold Resources Inc. (“NovaGold”) to purchase all of the issued and outstanding common shares of Copper Canyon, including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Copper Canyon (other than SRP Rights) that are convertible into or exchangeable or exercisable for common shares, together with the SRP Rights issued under the Shareholder Rights Plan (collectively, the “Common Shares”), on the basis of 0.0425 common shares of NovaGold (each whole common share, a “NovaGold Common Share”) for each Common Share (the “Offer Consideration”), and must be received by Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”) prior to the Expiry Time at its Toronto, Ontario office set out below.

     Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 5 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

     If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, the Shareholder must deposit its Common Shares according to the guaranteed delivery procedure set out in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery accompanying the Offer. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

     The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Certain terms used but not defined in this Letter of Transmittal are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in such Glossary.

     Any questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

     THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

             Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	NOVAGOLD RESOURCES INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office set out herein

     The undersigned delivers to you the enclosed certificate(s) representing Common Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. Unless waived by NovaGold, holders of Common Shares are required to deposit one SRP Right for each common share of Copper Canyon in order to effect a valid deposit of such Common Shares. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by NovaGold for the Common Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

BOX 1
COPPER CANYON COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
Certificate Number(s) (if	Name(s) in which Registered	Number of Common Shares	Number of Common Shares
available)	(please print and fill in exactly as	Represented by Certificate(s)	Deposited*
name(s) appear(s) on certificate(s))

TOTAL:
SRP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)
(To be completed if necessary)
Certificate Number(s) (if	Name(s) in which Registered	Number of SRP Rights	Number of SRP Rights
available)	(please print and fill in exactly as	Represented by Certificate	Deposited**
name(s) appear(s) on certificate(s))

TOTAL:
*
Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

**
The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred before the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Copper Canyon to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the Common Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that Rights Certificate(s) are distributed. NovaGold reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

     The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and NovaGold, effective immediately following the time at which NovaGold takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned or the person on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Shares and any Distributions deposited under the Offer, (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by NovaGold, NovaGold will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

     IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to NovaGold the enclosed Common Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to NovaGold all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

     If, on or after the date of the Offer, Copper Canyon should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the undersigned agrees that NovaGold may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 2 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

     Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by NovaGold free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Copper Canyon should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of NovaGold or its nominee or transferee on the securities registers maintained by or on behalf of Copper Canyon in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 2 of the Offer): (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of NovaGold until NovaGold pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the Offer Consideration per Common Share payable by NovaGold pursuant to the Offer, the purchase price per Common Share, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of NovaGold and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of NovaGold, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an aggregate amount that exceeds the Offer Consideration per Common Share payable by NovaGold pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of NovaGold and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of NovaGold, accompanied by appropriate documentation of transfer. Pending such remittance, NovaGold will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by NovaGold under the Offer or deduct from the Offer Consideration payable by NovaGold under the Offer the amount or value thereof, as determined by NovaGold in its sole discretion.

     If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Copper Canyon to Shareholders prior to the time that the undersigned’s Common Shares are deposited under the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed to Shareholders. NovaGold reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

     The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that NovaGold takes up the Deposited Shares, each director or officer of NovaGold, and any other person designated by NovaGold in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)

to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Copper Canyon;

(b)

for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable laws), as and when requested by NovaGold, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to NovaGold in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Copper Canyon;

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

     The undersigned accepts the Offer under the terms of this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 8 of the Offer, “Right to Withdraw Deposited Copper Canyon Shares”.

     The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Copper Canyon and, except as may otherwise be agreed to with NovaGold, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to NovaGold any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by NovaGold as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

     The undersigned covenants to execute, upon request of NovaGold, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to NovaGold. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

     The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from NovaGold and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

     Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the NovaGold Common Shares or cheque(s) for the net proceeds of any such NovaGold Common Shares, less any brokerage commissions, other expenses and applicable withholding taxes, in the case of certain U.S. Holders to which the depositing Shareholder is entitled. Unless otherwise directed in this Letter of Transmittal, share certificates representing the Offer Consideration will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the NovaGold Common Shares for pick-up by checking the appropriate box in this Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate(s) representing NovaGold Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Copper Canyon. Certificates representing NovaGold Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. The undersigned further understands and acknowledges that under no circumstances will interest accrue or be paid by NovaGold or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by NovaGold, regardless of any delay in making such payment.

     Any deposited Common Shares that are not taken up and paid for by NovaGold pursuant to the terms and conditions of the Offer for any reason will be returned, at NovaGold’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Copper Canyon, or (ii). Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary. However, if a Shareholder who owns Common Shares through a broker or other nominee and such broker or other nominee tenders the Common Shares on the Shareholder’s behalf, such broker or other nominee may charge a fee for doing so and such Shareholder shall be responsible for paying such fee.

     By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A	BLOCK B
REGISTRATION AND PAYMENT INSTRUCTIONS	DELIVERY INSTRUCTIONS
SEND NOVAGOLD COMMON SHARES
ISSUE NOVAGOLD COMMON SHARES	(unless Block “D” is checked) TO:
IN THE NAME OF:
(please print or type)	[ ] Same as address in Block “A” or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security	(Tax Identification, Social Insurance or Social
Number)	Security Number)
* The delivery instructions given in this Block “B” will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C	BLOCK D
TAXPAYER IDENTIFICATION NUMBER	SPECIAL PICK-UP INSTRUCTIONS

U.S. residents/citizens must provide their	[ ]	HOLD NOVAGOLD COMMON SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)
Taxpayer Identification Number

(Taxpayer Identification Number)

BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY
[ ]	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder
Date of Execution of Guaranteed Delivery
Window Ticket Number (if any)
Name of Institution which Guaranteed Delivery

BLOCK F
U.S. HOLDERS — TAX

A U.S. Holder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. HOLDER OR ARE ACTING ON BEHALF OF A U.S. HOLDER:

[ ]	The owner signing this Letter of Transmittal represents that it is not a U.S. Holder and is not acting on behalf of a U.S. Holder.

[ ]	The owner signing this Letter of Transmittal represents that it is a U.S. Holder or is acting on behalf of a U.S. Holder.

SHAREHOLDER SIGNATURE By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.
Signature guaranteed by (if required under Instruction 4)	Dated: _________________________________, 2011

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal, properly completed and executed with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Shares and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at its Toronto, Ontario office set out on the back of this Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on February 23, 2011, being the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)

The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. NovaGold recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made at the principal office of the Depositary in Toronto, Ontario, set out in the Notice of Guaranteed Delivery by or through an Eligible Institution (as defined below);

(b)

a properly completed and executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offer, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery;

(c)

the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificate(s) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, properly completed and executed as required by the instructions set out in this Letter of Transmittal (including signature guarantee if required by instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

     The Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

     An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

3.	Signatures

     This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)

Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the certificate(s) representing NovaGold Common Shares issuable under the Offer, are to be issued to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities registers maintained by or on behalf of Copper Canyon:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)

the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

     If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith, or if the certificate(s) representing NovaGold Common Shares issuable under the Offer, are to be issued to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Copper Canyon, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

     Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of NovaGold or the Depositary, in its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

     If any certificate(s) representing NovaGold Common Shares issuable under the Offer, are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block “A” on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block “B” of this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block “B” is not completed, any certificate(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block “A” or, if no address is provided in Block “A”, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Copper Canyon. Any certificate(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Deposits

     If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block “B” on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Common Shares by book-entry transfer.

8.	Miscellaneous

(a)

If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

	(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable laws.

(d)

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(e)

NovaGold will not pay any fees or commissions to any stock broker, dealer or other person for soliciting tenders of Common Shares under the Offer, except as set out in the accompanying Offer and Circular.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by NovaGold in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. NovaGold reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable laws of any jurisdiction. NovaGold reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of NovaGold, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. NovaGold’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

(h)

Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary at its address provided on the back page of this Letter of Transmittal.

9.	Lost Certificates

     If a certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to the registrar and transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

10.	Assistance

     THE INFORMATION AGENT AND DEPOSITARY (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCK BROKER, TRUST COMPANY MANAGER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

     THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES REPRESENTING DEPOSITED COMMON SHARES, INCLUDING SRP RIGHTS, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

     Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Email: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E.,
Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

Questions may also be directed to the Information Agent:

LAUREL HILL ADVISORY GROUP

Toll Free (North America): 1-877-304-0211
Banks, Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY NOVAGOLD RESOURCES INC. FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF COPPER CANYON RESOURCES LTD.

NOTICE OF GUARANTEED DELIVERY
For Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of
COPPER CANYON RESOURCES LTD.
under the Offer dated January 18, 2011
made by
NOVAGOLD RESOURCES INC.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) ALONG WITH ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN TIME) ON FEBRUARY 23, 2011, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

    This Notice of Guaranteed Delivery must be used to accept the offer dated January 18, 2011 (the “Offer”) made by NovaGold Resources Inc. (“NovaGold”) to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Copper Canyon that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Copper Canyon (collectively, the “Common Shares”), on the basis of 0.0425 common shares of NovaGold (each whole common share a “NovaGold Common Share”) for each Common Share, if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”), at its office in Toronto, Ontario at or prior to the Expiry Time.

     The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery are defined in the Glossary to the Offer and Circular and have the respective meanings ascribed thereto in the Glossary.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

     If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution (as defined below);

(b)

this Notice of Guaranteed Delivery, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery;

(c)

the certificate(s) representing all deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form of transfer, together with a properly completed and duly signed Letter of Transmittal, relating to such deposited Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange (“TSX”) after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer, together with a properly completed Letter of Transmittal, with signature guarantees if so required) and all other documents required by such Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after Rights Certificates are distributed to Shareholders.

     This Notice of Guaranteed Delivery must be delivered by hand or courier or mailed to the Depositary at its office in Toronto, Ontario set out in this Notice of Guaranteed Delivery and must include a signature guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

     An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

     The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by NovaGold under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date; NovaGold reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by NovaGold or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

     All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

     Shareholders should contact the Information Agent and Depositary or their broker, dealer, commercial bank, trust company or other nominee for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

TO:              NOVAGOLD RESOURCES INC.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Registered Mail, By
By Mail:	Hand or By Courier:	By Facsimile:

Computershare	Computershare	(905) 771-4082
Investor Services Inc.	Investor Services Inc.
P.O. Box 7021,	9th Floor,
31 Adelaide Street E.	100 University Avenue,
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions

     THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

     THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

     DO NOT SEND CERTIFICATES REPRESENTING COPPER CANYON COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

     The undersigned hereby deposits with NovaGold, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, including SRP Rights listed below, pursuant to the guaranteed delivery procedure set forth in Section 5 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
COPPER CANYON COMMON SHARES* (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

SRP RIGHTS** (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.) (To be completed if necessary)
Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited**

TOTAL:
*	Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**
The following procedures must be followed in order to effect the valid delivery of Rights Certificates representing SRP Rights: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Copper Canyon to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary with the certificate(s) representing the Common Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described herein. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited under the Offer to the Depositary on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. NovaGold reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

SHAREHOLDER SIGNATURE(S)

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative
(Please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of
Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security
Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

       The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal, and all other documents required by the Letter of Transmittal, (a) all at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Date or (b) if the Separation Time has occurred but Rights Certificate(s) representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX after the Rights Certificate(s) are distributed to Shareholders.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal/Zip Code	Date

Area Code and Telephone Number

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

     Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Email: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E.,
Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

Questions may also be directed to the Information Agent:

LAUREL HILL ADVISORY GROUP

Toll Free (North America): 1-877-304-0211
Banks, Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent and Depositary at the numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

January 18, 2011

Dear Copper Canyon Shareholder,

We are pleased to send you the accompanying offer of NovaGold Resources Inc. (“NovaGold”) to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”) on the basis of 0.0425 common shares of NovaGold for each Copper Canyon common share.

Purpose of the offer:

  Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest. NovaGold believes that there may be a benefit from consolidating the ownership of the Copper Canyon property.

Our offer represents:

  A premium of approximately 41.8% over the closing price of Copper Canyon’s common shares on the TSXV on December 17, 2010, the last trading day prior to the announcement of our intention to make an offer, based on the closing price of NovaGold’s common shares on the TSX on the same date.

  A premium of approximately 33.4% over the volume-weighted average price for Copper Canyon’s common shares on the TSXV over the 20-trading day period ended December 17, 2010, based on the volume-weighted average price of NovaGold’s common shares on the TSX for the same period.

In addition to the attractive premium, we urge you to consider the following reasons to accept the offer:

  Copper Canyon Shareholders who tender to the offer will enjoy upside exposure to the Galore Creek project, a large copper-gold-silver project owned equally by NovaGold and Teck Resources Ltd. and situated adjacent to the Copper Canyon property. Given the difficult topography, the small size and inferred category of the known resource and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and are not anticipated to be part of the mine plan for Galore Creek.

  Copper Canyon Shareholders who tender to the offer will gain exposure to NovaGold’s other world-class projects, including Donlin Creek and Ambler.

  We believe that Copper Canyon Shareholders who tender to the offer will benefit from NovaGold’s greater financial capability and the significantly greater trading liquidity afforded by NovaGold shares.

Our offer is open for acceptance until 5:00 pm (Eastern time) on February 23, 2011 (the Expiry Time), unless we choose to extend or withdraw the offer.

.../ 2

Suite 2300, 200 Granville Street, Vancouver, BC V6C 1S4 Canada
Telephone 604-669-6227 • Facsimile 604-669-6272 • www.novagold.net
NYSE-AMEX: NG • TSX: NG

Copper Canyon Shareholder	- 2 -	January 18, 2011

Our offer is subject to the condition that the Copper Canyon shareholder rights plan be waived, invalidated or cease traded, as well as other conditions that are customary for a transaction of this nature. The full details of our offer, including the conditions to the offer, are included in the accompanying offer to purchase and take-over bid circular dated January 18, 2011. We urge you to review these documents and the other materials enclosed.

Time is of the essence. Holders who wish to tender their shares should act as soon as possible to ensure the Depositary has received validly tendered shares no later than the Expiry Time.

Should you have any questions with respect to the offer or require assistance in depositing your shares, please contact Laurel Hill Advisory Group, the information agent in connection with our offer, at 1-877-304-0211 (toll free) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Yours sincerely,

NOVAGOLD RESOURCES INC.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & CEO

Enclosures

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

The Registrant is subject to the provisions of the Companies Act (Nova Scotia) and the Registrant’s Articles of Association which prescribe the regulations for the Registrant.

As permitted under the Companies Act (Nova Scotia), Section 197 of the Registrant’s Articles of Association provides that every Director, Manager, Secretary, Treasurer and other officer or servant of the Registrant shall be indemnified by the Registrant against, and it shall be the duty of the Directors out of the funds of the Registrant to pay, all costs, losses and expenses that any such Director, Manager, Secretary, Treasurer or other officer or servant may incur or become liable to pay by reason of any contract entered into, or act or thing done by him as such officer or servant or in any way in the discharge of his duties including travelling expenses; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Registrant and have priority as against the members over all other claims.

Section 198 of the Registrant’s Articles of Association provides that no Director or other officer of the Registrant shall, in the absence of any dishonesty on his part, be liable for the acts, receipts, neglects or defaults of any other Director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Registrant through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Registrant, or through the insufficiency or deficiency of any security in or upon which any of the moneys of the Registrant are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of his office or in relation thereto.

The Registrant also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains various industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description
3.1	Annual Information Form of the Registrant for the year ended November 30, 2009 dated February 17, 2010 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on February 17, 2010).
3.2	Audited comparative consolidated financial statements of the Registrant for the years ended November 30, 2009 and 2008 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2009 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on February 17, 2010).
3.3	Management information circular of the Registrant dated April 10, 2010 prepared in connection with the Registrant’s annual and special meeting of shareholders held on May 26, 2010, (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on April 29, 2010).
3.4	Interim unaudited comparative consolidated financial statements of the Registrant for the period ended August 31, 2010 together with the notes thereto, including management’s discussion and analysis for the period ended August 31, 2010 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on October 14, 2010).
3.5	Material change report dated December 10, 2009, announcing the filing of a preliminary short form base shelf prospectus up to an aggregate initial offering price of US$500,000,000 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on December 10, 2009).

3.6

Material change report dated January 7, 2010, announcing the appointment of Gil Leathley as Senior Advisor to the President, an update on The Registrant’s projects and updated reserve/resource estimates (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on January 7, 2010).

3.7

Material change report, dated March 3, 2010 announcing the entering into of a memorandum of understanding to settle outstanding class action lawsuits (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 4, 2010).

3.8

Material change report, dated March 5, 2010 announcing the non-brokered offering of 18,181,818 of the Registrant’s shares to several investment funds managed by Paulson & Co. Inc. at a price of US$5.50 per share for gross proceeds of US$99,999,999 (incorporated by reference from the Registrant's Current Report on Form 6- K filed with the Commission on March 5, 2010).

3.9

Material change report dated March 8, 2010, announcing the non-brokered offering of 13,636,364 the Registrant’s shares to Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC at a price of US$5.50 per share for gross proceeds of US$75,000,002 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 8, 2010).

3.10

Material change report dated March 11, 2010, announcing that Donlin Creek LLC and Calista Corporation approved certain amendments to the lease for subsurface and surface rights in connection with the Donlin Creek property (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 11, 2010).

3.11

Material change report dated April 5, 2010, announcing that Robert J. (Don) MacDonald, Senior Vice President and Chief Financial Officer will be leaving the Registrant effective immediately (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on April 5, 2010).

3.12

Material change report dated December 3, 2010, announcing the appointment of Gil Leathley to the position of Senior Vice President and Chief Operating Officer (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on December 3, 2010).

3.13

Material change report dated December 21, 2010, announcing the Registrant’s intention to make an offer to acquire all of the outstanding shares of Copper Canyon Resources Ltd. (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on December 23, 2010).

4.1	Consent of Blake, Cassels & Graydon LLP.
4.2	Consent of PricewaterhouseCoopers LLP.
4.3	Consent of Simon Allard
4.4	Consent of AMEC Americas Limited
4.5	Consent of Bruce Davis
4.6	Consent of Sean Ennis
4.7	Consent of Kevin Francis
4.8	Consent of Kirk Hanson
4.9	Consent of Alexandra Kozak
4.10	Consent of Norwest Corporation
4.11	Consent of William Pennstrom, Jr.
4.12	Consent of Dr. Neal Rigby
4.13	Consent of Gordon Seibel
4.14	Consent of Ken Shinya
4.15	Consent of Robert Sim
4.16	Consent of Russ White
4.17	Consent of Gregory Wortman

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a)	Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Not applicable.

(c)

Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on this 18th day of January, 2011.

NOVAGOLD RESOURCES INC.

By: /s/ Elaine Sanders
Name: Elaine Sanders
Title: Vice President, Finance, Corporate Secretary and Interim Chief
Financial Officer

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Rick Van Nieuwenhuyse and Elaine Sanders, or either of them as the undersigned’s true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith to this registration statement and any related registration statements necessary to register additional securities and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rick Van Nieuwenhuyse	President, Chief Executive Officer and	January 18, 2011
Rick Van Nieuwenhuyse	Director (Principal Executive Officer)

/s/ Elaine Sanders	Vice President, Finance, Corporate	January 18, 2011
Elaine Sanders	Secretary, Interim Chief Financial Officer
(Principal Financial Officer and Principal
Accounting Officer)

/s/ Marc Faber	Director	January 18, 2011
Marc Faber

/s/ Tony Giardini	Director	January 18, 2011
Tony Giardini

/s/ Igor Levental	Director	January 18, 2011
Igor Levental

/s/ Gerald J. McConnell	Director	January 18, 2011
Gerald J. McConnell

Signature	Title	Date

/s/ Kalidas V. Madhavpeddi	Director	January 18, 2011
Kalidas V. Madhavpeddi

/s/ Clynton R. Nauman	Director and Authorized US Representative	January 18, 2011
Clynton R. Nauman

/s/ James L. Philip	Director	January 18, 2011
James L. Philip

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Blaine, in the State of Washington, on this 18th day of January, 2011.

/s/ Clynton R. Nauman
Clynton R. Nauman